EXHIBIT 99.1

Cameco Corporation
Annual Information Form
March 30, 2007

Cameco Corporation
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2006
Dated March 30, 2007

Cameco Corporation
Annual Information Form
Table of Contents

REPORTING CURRENCY AND FINANCIAL INFORMATION	1

NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

NOTE REGARDING RESERVES AND RESOURCES	1

INCORPORATION AND SUBSIDIARIES	3

GENERAL DEVELOPMENT OF THE BUSINESS	4

Three-Year Highlights	4
2007 Expected Material Developments	6

THE NUCLEAR BUSINESS	6

Overview	6
Uranium Concentrates Business	7
Market Background	7
Marketing	10
Mining Properties	11
McArthur River	11
Rabbit Lake	17
Crow Butte	17
Smith Ranch-Highland	17
Development Projects	18
Cigar Lake	18
Inkai	30
Exploration	32
Reserves and Resources	33
Uranium Reserves	34
Uranium Fuel Conversion Services	39
Market Background	39
Marketing of Conversion Services	40
Research and Development	42
Legal Proceedings	42
Environmental Matters	42
Cameco Initiatives	43
Canada	43
US Environmental Regulation	46
Government Regulation	46
Treaty on the Non-Proliferation of Nuclear Weapons	46
Canadian Uranium Industry Regulation	46
US Uranium Industry Regulation	48
Land Tenure	48
Canadian Royalties and Certain Taxes	50
Canadian Income Taxes	51
US Taxes	51
Employees	51

BRUCE POWER LP – NUCLEAR ELECTRICAL GENERATION	51

Overview	51
The Generating Facilities	54
Cameco Fuel Management	56
OPG Services to Bruce Power	56
Nuclear Waste Management and Decommissioning	56
Federal Regulation	57
Ontario’s Electricity Regulation	58

CENTERRA GOLD INC.	61

Centerra	61
Kumtor Restructuring	62
Kumtor Mine	62
Boroo Mine	75
Gatsuurt Development Property	79
REN Exploration Property	80
Reserves and Resources	80
Centerra Commitments and Contractual Obligations	84
Additional Information on Centerra	85

RISK FACTORS	85

Risks Relating to Cameco and Centerra Generally	86
Risks relating to Nuclear Business	93
Risks Relating to Nuclear Electrical Generation	97
Risks Relating to Centerra	100

DESCRIPTION OF SECURITIES	103

Description of Share Capital	103
Restrictions on Ownership and Voting	104
5% Convertible Subordinated Debentures	106
Ratings of Securities	107
Dividend Policy	108

2006 CONSOLIDATED FINANCIAL STATEMENTS	109

MANAGEMENT’S DISCUSSION AND ANALYSIS	109

MARKET FOR SECURITIES	109

Price Range and Trading Volume of Common Shares	109
Price Range and Trading Volume of 5% Convertible Subordinated Debentures due October 1, 2013	110

DIRECTORS AND OFFICERS	111

AUDIT COMMITTEE	114

MATERIAL CONTRACTS	115

INTEREST OF EXPERTS	116

ADDITIONAL INFORMATION	116

APPENDIX “A” — AUDIT COMMITTEE MANDATE	117

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REPORTING CURRENCY AND FINANCIAL INFORMATION
All monetary amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States (“US”) dollars.
Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and the United States, as applicable to Cameco Corporation, are explained in the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006, which are incorporated herein by reference.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Information Form and the information incorporated herein are forward-looking statements. Discussions containing forward-looking statements may be found in the material set forth in the General Development of The Business, The Nuclear Business, Centerra Gold Inc., Risk Factors and Management’s Discussion and Analysis sections. In addition, when used in this Annual Information Form, the words “believes”, “intends”, anticipates, “expects”, “estimates”, “plans” and words of similar import may indicate forward-looking statements. Statements that are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Factors that could cause such differences, without limiting the generality of the foregoing, include: volatility and sensitivity to market prices for uranium, gold, conversion services and electricity in Ontario; the impact of the change in sales volume of uranium, conversion and fuel manufacturing services, electricity generated by Bruce Power LP, and gold produced by Centerra Gold Inc.; the financial results and operations of Bruce Power LP and Centerra Gold Inc.; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in production, reserve, decommissioning, reclamation and tax estimates; adverse mining conditions; unexpected geological or hydrological conditions; operating performance (including any disruption thereto) and life of the company’s and customer’s facilities; reduction in electricity generated due to unplanned outages or planned outages that extend beyond the scheduled period at Bruce Power LP’s facilities; environmental and safety risks including increased regulatory burdens and long term hazardous waste disposal; risks associated with the transport of uranium and chemicals and fuel used in the production process; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including nuclear energy, environmental, tax and trade laws and policies; demand for nuclear power; failure to produce the uranium and gold indicated in the company’s reserves estimates; failure to replace production from the company’s uranium and gold producing properties; failure to obtain and maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, re-regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failures and cave-ins; ability to maintain and improve positive labour relations; strikes or lock-outs; success of planned development projects; and other development and operating risks. These factors should not be construed as exhaustive. Although Cameco believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Annual Information Form. Cameco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.
NOTE REGARDING RESERVES AND RESOURCES
Reserves and resources reported herein have been estimated as at December 31, 2006 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see Definitions below). Estimates of uranium reserves and resources were prepared by or under the supervision of the qualified persons identified at Uranium Concentrates Business – Reserves and Resources below. Estimates of gold reserves and resources were prepared by or under supervision of the qualified person identified at Centerra Gold Inc. –

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Reserves and Resources below. Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.
Cameco reports its reserves and resources in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For US reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934 (as interpreted by the Staff of the US Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve.
For the purpose of estimating uranium reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $38.50 (US) per pound U3O8 was used. For the purpose of estimating reserves in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $32.30 (US) per pound U3O8 was used. Estimated uranium reserves are the same using either uranium price — with one exception. Cigar Lake estimated mineral reserves are almost the same at either price because of the insensitivity of the mineral reserves to the cut off grade at these two prices.
For the purpose of estimating gold reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, reserves were calculated with cut-off grades based on a gold price of $475 (US) per ounce.
Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.
Although Cameco has carefully prepared and verified the mineral reserve figures presented in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated levels of uranium and gold will be produced. See “Note Regarding Forward-Looking Information” and “Risk Factors”.
     Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.
A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
INCORPORATION AND SUBSIDIARIES
     Incorporation
Cameco Corporation (“Cameco” or the “Company”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 19, 1987 to combine the uranium mining and milling operations of Saskatchewan Mining Development Corporation (“SMDC”) with the uranium mining, refining and conversion operations of Eldorado Nuclear Limited (“ENL”), since renamed Canada Eldor Inc. (“CEI”) (the “Reorganization”). Pursuant to the Reorganization, in October 1988, CEI and SMDC transferred substantially all of their assets to Cameco in exchange for Cameco assuming substantially all of their current and certain other liabilities and issuing common shares, one Class B Share and promissory notes.
Cameco’s articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) as amended and The Saskatchewan Mining Development Corporation Reorganization Act, contain certain constraints and restrictions. For a description of them, please see Description of Securities.
In 2002, Cameco’s articles were amended to increase the individual non-resident maximum share ownership from 5% to 15% and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. The articles were amended in 2003 to permit the board to appoint one or more directors between meetings of shareholders as permitted by the CBCA, subject to certain limitations, and to remove the requirement that the chairman of the board must be ordinarily resident in the province of Saskatchewan.
Cameco’s head office and principal place of business is located at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada S7M 1J3, telephone (306) 956-6200.
     Subsidiaries
Cameco owns a one-half interest in UEM Inc. (“UEM”), a Canadian company.
Cameco owns a 31.6% limited partnership interest in Bruce Power Limited Partnership (“Bruce Power” or “BPLP”), an Ontario limited partnership, through its wholly owned Canadian subsidiaries Cameco Bruce Holdings Inc. and Cameco Bruce Holdings II Inc.

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Cameco through subsidiaries also owns 52.7% of Centerra Gold Inc. (“Centerra”), the largest western-based gold producer in Central Asia and the former Soviet Union.
No other subsidiaries are individually or collectively material.
GENERAL DEVELOPMENT OF THE BUSINESS
Cameco is the world’s largest uranium producer. It is publicly traded on the Toronto and New York stock exchanges. The Company’s competitive position is based upon its large, high-grade reserves and low-cost operations, significant market position and access to other supplies of uranium and uranium conversion services. Cameco is also one of the four significant converters of uranium concentrates (“U3O8”) to uranium hexafluoride (“UF6”) in the western world, the only commercial supplier of services to convert uranium concentrates to uranium dioxide (“UO2”) in the western world, and one of two Canadian commercial suppliers of fuel fabrication services for CANDU reactors. Cameco subsidiaries have a 31.6% limited partnership interest in Bruce Power that leases and operates four Bruce B reactors. The Company continues to explore for uranium in a number of countries.
Note: In this Annual Information Form when the term “western world” is used, it includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, Hungary, India, Indonesia, Japan, Lithuania, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and United States.
While Cameco continues its principal focus on the nuclear business, it also owns 52.7% of Centerra, the largest western-based gold producer in Central Asia and the former Soviet Union, which is publicly traded on the Toronto Stock Exchange. Centerra operates two producing gold mines, the Kumtor mine in the Kyrgyz Republic, in which it has a 100% interest, and the Boroo mine in Mongolia, in which it has a 95% interest.
Three-Year Highlights
Major developments in Cameco’s business in each of the fiscal years ended December 31, 2004 to December 31, 2006 were as follows:
2004
•	In January 2004, Unit 3, the second of the two units of the Bruce A station to be restarted, was reconnected to the Ontario electricity grid. Unit 3 was declared in commercial production as of March 1, 2004. With the restart of the two Bruce A nuclear power units, Bruce Power’s net generating capacity increased from 3,160 megawatts to 4,660 megawatts.
•	In March 2004, Cameco announced that the Boroo gold mine achieved commercial production. Production for the remainder of year at the Boroo gold mine totalled 217,998 ounces at a total cash cost of $149 (US) per ounce.
•	In April 2004, Cameco and the National Atomic Company of Kazakhstan (KazAtomProm) announced plans to develop the Inkai uranium deposit in Kazakhstan through their Joint Venture Inkai.
•	In June 2004, a Cameco subsidiary, along with Compagnie Generale des Matieres Nucleaires (now called “AREVA”), RWE Nukem Inc. of the United States and its affiliate RWE Nuklear GmBh of Germany (collectively “the Western Companies”) finalized an amendment with Techsnabexport (“Tenex”), the commercial arm of the Russian Ministry for Atomic Energy, to their agreement to purchase uranium derived from highly enriched uranium (“HEU”) sourced from dismantled Russian nuclear weapons. The amendment provides, amongst other things, that the Western Companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e. quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down the weapons grade HEU to commercially usable low enriched uranium (“LEU”).

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•	In June 2004, Cameco completed the restructuring of its gold interests pursuant to which it transferred substantially all of its gold assets to Centerra in exchange for common shares of Centerra and the assumption of certain liabilities by Centerra. Centerra completed its initial public offering on June 30, 2004 and began trading on the Toronto Stock Exchange. Cameco indirectly owns 52.7% of Centerra.
•	In September 2004, Cameco announced that 200 hourly unionized employees at its Port Hope conversion facility adopted a new three-year contract ending a seven week strike.
•	In December 2004, Cameco announced that its board of directors approved a three-for-one stock split of its outstanding common shares. The board of directors also approved an increase in the annual dividend from $0.20 to $0.24 beginning in 2005 (both dividend amounts adjusted for the stock split).
•	In December 2004, the Cigar Lake joint venture, after having received regulatory approval for construction, decided to proceed with the development of the Cigar Lake uranium deposit at an estimated cost of approximately $450 million (Cameco’s share is $225 million).
2005
•	Construction at Cigar Lake began in early 2005.
•	In March 2005, Cameco entered into a 10-year toll-conversion agreement with British Nuclear Fuels plc (“BNFL”) to purchase all of the uranium conversion services produced at BNFL’s Springfields U.K. plant.
•	Regulatory approvals were received and initial foundation work has begun for the commercial uranium mine facility located at Inkai, Kazakhstan and Cameco agreed, subject to executing formal amendments (which were executed in 2006), to increase its loan to the joint venture to a maximum of $100 million (US). In 2007, Cameco estimated the capitalized cost to bring the new facility to commercial production at $200 million (US).
•	In October 2005, the ownership interests in Bruce Power were restructured. Cameco’s 31.6% Bruce Power interest now includes only the four Bruce B units and not the four Bruce A units. Cameco elected not to invest in the planned $4.25 billion program to increase output from the A units.
•	Due to incremental changes in Bruce Power’s governing limited partnership agreement, which resulted in joint control among the three major limited partners, effective November 1, 2005 Cameco began to proportionately consolidate Bruce Power’s financial results rather than account for them using the equity method.
•	In December 2005, Cameco sold its 6.7% interest in Energy Resources of Australia Ltd., an Australian uranium producer, for gross proceeds of Aus $121 million. Net proceeds to Cameco after transaction fees and taxes were approximately Cdn $87 million.
2006
•	In January 2006, Cameco announced that, based upon updated reserves estimates and current mining plans, the Kumtor mine life has been extended by almost three years and the Boroo mine life has been extended by more than one year.
•	In January 2006, Cameco announced that its board of directors approved a two-for-one stock split of its outstanding common shares. The board of directors also approved an increase in the annual dividend from $0.12 to $0.16 beginning in 2006 (both annual dividend amounts adjusted for the stock split).
•	In February 2006, Cameco completed the purchase of 100% of Zircatec Precision Industries, Inc., (“Zircatec”) a Canadian manufacturer of nuclear fuel bundles. The purchase price was $109 million.

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•	In April 2006, Cameco announced a significant water inflow into the second Cigar Lake shaft. The inflow had no impact on other parts of the mine because the second shaft was not connected to the mine. To remediate the inflow, Cameco will freeze the shaft area, subject to regulatory approval.
•	In July 2006, Cameco announced that a pitwall ground movement had occurred at the Kumtor mine site, involving a significant portion of the northeast wall. The ground movement did not reduce the amount of reserves; however, it did significantly reduce 2006 Kumtor production. The fallen rock delayed access to the ore from this area of the mine representing about 125,000 ounces of scheduled 2006 production.
•	In October 2006, Cameco announced that a second water inflow had occurred at Cigar Lake, filling the underground development areas of the project with water. Production start up was previously planned for early 2008. Cameco has commenced work at Cigar Lake to remediate the underground development areas.
•	In November 2006, Cameco announced that unionized employees at its McArthur River and Key Lake uranium operations accepted a new contract, which will expire December 31, 2009.
•	In December 2006, Cameco announced that Centerra had reached an agreement on all material terms of a labour agreement with Kumtor unionized employees. The agreement will expire December 31, 2008.
•	In December 2006, Cameco announced that its board of directors approved an increase in the annual dividend from $0.16 to $0.20 beginning in 2007.
2007 Expected Material Developments
Significant material developments that, at the date of this Annual Information Form, Cameco expects to occur in 2007, or that have occurred prior to this date, include the following:
•	In March 2007, Cameco provided an update on the Cigar Lake project including: (i) production start up is targeted for 2010, subject to regulatory approval and timely remediation; (ii) Cameco’s share of capital costs, including mill modifications, to bring Cigar Lake into production is estimated at $508 million including $234 million spent on construction as of March 2007, leaving $274 million remaining; and (iii) Cameco’s share of flood remediation expenses is estimated at $46 million.
•	Cameco will be negotiating new collective agreements for unionized employees at Zircatec and Port Hope, as their agreements expire in June 2007.
THE NUCLEAR BUSINESS
Overview
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 16% of the world’s electricity. According to the World Nuclear Association, nuclear plant electric generating capacity is expected to grow modestly between now and the year 2016, primarily as a result of new reactor construction and improved reactor operation. The rate of growth is expected to be somewhat below that of the total market for electricity.
The major stages in the production of nuclear fuel are: (a) uranium exploration; (b) mining and milling; (c) refining and conversion; (d) enrichment; and (e) fuel fabrication (also known as fuel manufacturing). Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, uranium ore is extracted and upgraded at a mill to produce uranium concentrates. Mining companies usually sell uranium concentrates to electrical generating companies (“utilities”) around the world on the basis of the U3O8 contained in the uranium concentrates. Utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.

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Cameco’s involvement in the nuclear business consists principally of: (a) exploring for, developing, mining and milling uranium ore to produce uranium concentrates; (b) supplying uranium refining and conversion services to produce UO2 and UF6; (c) purchasing uranium, uranium conversion and enrichment services from third parties; (d) supplying fuel manufacturing services for CANDU reactors; (e) selling produced and acquired uranium and uranium conversion services, as well as acquired enrichment services, to utilities; and (f) the generation and sale of electricity through its 31.6% limited partnership interest in Bruce Power, which leases and operates the four Bruce Power B reactors.
Uranium Concentrates Business
Market Background
     Demand
The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants. World annual uranium fuel consumption has increased from approximately 75 million pounds U3O8 in 1980 to about 177 million pounds in 2006. Cameco estimates that annual uranium fuel consumption in the world will reach 239 million pounds in 2016, reflecting an annual growth rate of 3% per year over the period. Demand could be increased slightly by the current trend toward improving plant operating performance or reduced by the premature closing of some nuclear power plants.
     Supply
Uranium supply sources include primary mine production and secondary sources such as excess inventories, uranium made available from defence stockpiles and the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. Russia supplies most of the requirements of the former Soviet Union and Eastern European countries from inventories, reprocessed used reactor fuel, re-enriched depleted uranium tails and primary mine production.
     Primary Production
The uranium production industry is international in scope with a small number of companies operating in relatively few countries. In 2005 (the latest year for which figures are available), 78% of the estimated world production of 108 million pounds U3O8 was provided by seven producers: Cameco, Rio Tinto, AREVA, KazAtomProm, BHP Billiton, TVEL in Russia and NAVOI Mining Metallurgical Kombinat in Uzbekistan. Approximately 93% of estimated world production was sourced from eight countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Russia, Namibia, Niger, Uzbekistan, and the US.
The Canadian uranium industry has, in recent years, been the leading supplier with production of approximately 30 million pounds U3O8 in 2005, equivalent to about 28% of world production. Production from Cameco operated mines in Canada and the US in 2006 was approximately 27 million pounds. Cameco’s share of this production was approximately 21 million pounds.
Subject to the constraints described below, all primary production is available to meet the demand of the nuclear power industry.
     Secondary Sources
Each year since 1985, world uranium production has been less than uranium consumption. The resulting shortfall has been covered by a number of secondary sources. Excess inventories held by utilities, producers, other fuel cycle participants and governments (including Russian government inventories) have been and continue to be a significant source of supply. Utilities in Europe also use reprocessed uranium and plutonium derived from used reactor fuel. In addition, in recent years, re-enriched depleted uranium tails have been generated using excess enrichment capacity. Cameco estimates these two recycling sources will meet about 7% of world demand to 2016. Finally, uranium derived from the dismantling of Russian nuclear weapons (expected to be available through 2013 when the current agreement ends) has also become a significant source of supply, expected to meet about 7% of world demand to 2016. A limited

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amount of uranium from the US defence program has been introduced into the market in 2006 compared to 2005. Cameco expects about 4% of world demand to 2016 will be met from this supply source.
     Uranium from Nuclear Disarmament
In February 1993, the United States and Russia signed an agreement (the “Russian HEU Agreement”) to manage the sale of HEU. Under this agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling Russian nuclear weapons, are to be diluted in Russia and delivered to the United States as low enriched uranium (“Disarmament LEU”), suitable for use in nuclear power plants. Disarmament LEU scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U3O8 (“Disarmament Uranium”).
The USEC Privatization Act, which became law in 1996, regulates the introduction of Disarmament Uranium into the US market. Under the USEC Privatization Act, Disarmament Uranium delivered after 1996 may be sold into the US market beginning in 1998 subject to an annual quota. The quota for 2006 was 17 million pounds and thereafter will increase by 1 million pounds per year to a maximum of 20 million pounds per year beyond 2008.
Certain of the Russian Disarmament Uranium has been purchased by the US Department of Energy (“DOE”). DOE currently holds a stockpile of 58 million pounds U3O8 equivalent, containing both this and US material that is to be withheld from the market until 2009, as a condition of the Russian HEU Agreement.
In 2004, DOE asked for expressions of interest to purchase approximately 8 million pounds of US HEU. In 2005, the DOE announced it will instead reserve this material for an IAEA verifiable supply arrangement for countries that forego uranium enrichment and reprocessing activities.
In 2005, DOE announced that the US was removing 200 metric tons of excess military HEU from its stockpile, equivalent to 8,000 nuclear warheads. Of the 200 metric tons, 160 metric tons will be used by the US Navy, 20 metric tons will be reserved for the US space program and for research reactors, and 20 metric tons (equivalent to 16 million pounds U3O8) will eventually be down-blended to LEU for use in civilian nuclear power reactors or research reactors. Cameco expects that it will take until about 2030 for all the HEU designated for down blending to become available.
In 2006, DOE met with nuclear industry participants to discuss DOE’s long-term plans for sales of uranium inventories. DOE indicated it wants to sell its inventory in a manner that does not disrupt the market and supports the nuclear renaissance, and is soliciting input from the industry how to achieve this. DOE presented a hypothetical 10-year sales program that includes sales of about 5 million pounds per year in the 2006 to 2015 time frame, totalling 50 million pounds.
Russia plans to deliver LEU from 30 tonnes of HEU, about 24 million pounds U3O8 equivalent, per year until the Disarmament LEU derived from the entire 500 tonnes (about 400 million pounds U3O8 equivalent) included under the Russian HEU Agreement has been delivered to the US. To the end of 2006, about 229 million pounds U3O8 equivalent had been delivered.
     HEU Commercial Agreement
On March 24, 1999, the Western Companies signed an agreement with Tenex (such agreement, as subsequently amended, the “HEU Commercial Agreement”) under which the Western Companies were granted options to purchase a majority of the Disarmament Uranium.
On November 16, 2001, Tenex and the Western Companies signed an amendment to the HEU Commercial Agreement. Under the terms of the amendment, the Western Companies committed to exercise their options to purchase a quantity of uranium (about 124 million pounds U3O8) equal to their share of the annual quota under the USEC Privatization Act for the period 2002 to 2013. A Cameco subsidiary’s share was 53 million pounds. Tenex retained about 82 million pounds to sell under its share of the US quota. The Western Companies have exclusive options to purchase the balance of the Disarmament Uranium. From 2001 to 2003, a Cameco subsidiary exercised options for an additional 18 million pounds.

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A series of related agreements between the US and Russian governments (collectively, the “Bilateral Agreement”), which are integral to the HEU Commercial Agreement, require Tenex to return to Russia the Disarmament Uranium not purchased by the parties to the HEU Commercial Agreement or sold by Tenex, and allows Russia to use about 7 million pounds U3O8 equivalent annually for blending down HEU to Disarmament LEU. Pursuant to the Bilateral Agreement, the balance of the returned uranium is to be placed in a monitored stockpile. In the event the monitored stockpile exceeds 58 million pounds U3O8 equivalent, Russia is permitted to sell the excess into supply contracts in existence on March 24, 1999, mainly with utilities in Eastern Europe.
On June 16, 2004, the HEU Commercial Agreement was further amended to provide, among other things, that the Western Companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e. quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down HEU to commercially usable LEU. This amendment was due to Russia’s rising requirements for uranium to fuel its expanding nuclear plant construction program within Russia and abroad. This amendment resulted in the Western Companies exercising most of their options under the HEU Commercial Agreement, giving them firm purchase commitments for almost 163 million pounds of uranium from 2004 through to the end of 2013.
Due to this further amendment, as well as Tenex’s 2003 decision to end further sales of its share of this material and return it to Russia, the amount of HEU-derived uranium that would have been available to the market in the western world was reduced by about 74 million pounds in the period 2004 through 2013, along with the contained conversion component of some 28 million kilograms of uranium as UF6. The 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia and 44 million pounds that was in the monitored stockpile as of the end of 2003. At the end of 2006, Cameco estimates there was 24 million pounds in the monitored stockpile.
     Trade Restraints and Policies
As a result of anti-dumping proceedings brought in the early 1990s, the US and certain countries entered into suspension agreements to limit access to the US market. Only the suspension agreement with Russia remains in effect. A matching provision under the agreement, where up to 4 million pounds of Russian U3O8 (separate and apart from the Disarmament Uranium described above) per year could be imported into the US if matched with an equal volume of new US sales, expired in March 2004. In 2005 the US Department of Commerce (“DOC”) commenced a sunset review of the Russian suspension agreement. In May 2006, the DOC concluded that revocation of the Russian suspension agreement would likely lead to the continuation or recurrence of uranium dumping. In July 2006, the US International Trade Commission concluded that revocation of the Russian suspension agreement would likely lead to the continuation or recurrence of material injury to the US uranium industry. These rulings mean that the Russian suspension agreement will continue and that Russian uranium sales to the US (including the Disarmament Uranium) continue to be limited to the quotas set out in the USEC Privatization Act, as described above under Uranium from Nuclear Disarmament.
The US restrictions have no effect on the sale of Russian uranium to other countries. About 70% of world uranium requirements arise from utilities in countries unaffected by the US restrictions. In 2006, approximately 49% of Cameco’s sales volume was to countries unaffected by the US restrictions. Utilities in some of these countries adopt policies that effectively limit the amount of Russian uranium they will purchase. Such policies often relate to security of supply concerns or their country’s bilateral relations with Russia.
The Euratom Supply Agency (“ESA”) in Europe, which must approve all uranium related contracts entered into by members of the EU, limits the use of nuclear fuel supplies from any one source in order to maintain security of supply (historically at an informal level of about 20%). In the 2005 Euratom Annual Report, the ESA stated they will continue to monitor the market to ensure diversity of supply and avoid overdependence on any single source, but noted that in recent years restrictions on imports of natural uranium have not been deemed necessary.
     Prices
Utilities secure a substantial percentage of their uranium requirements by entering into long-term contracts with uranium producers. Uranium contract terms generally reflect market conditions at the time the contract is negotiated. These contracts usually provide for deliveries to begin two to five years after signing and continue for several years thereafter.

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In awarding these contracts, utilities consider the commercial terms offered, including price, as well as the producer’s performance record and uranium reserves.
Prices are established by a number of methods including fixed prices adjusted by inflation indices, reference prices (spot price indicators or long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions, such as discounts, that affect the price ultimately paid. For example, ceiling prices limit the upside potential of price movement, while floor prices establish a minimum price that will ultimately be paid. Instead of ceiling prices, some contracts can include a discount off the spot price, where the spot price has increased significantly since the time of contract negotiation. Prices under uranium supply contracts are usually confidential.
Utilities and other market participants also acquire uranium through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. Spot market demand in 2006 decreased slightly to about 33 million pounds U3O8 from 36 million pounds U3O8 in 2005.
The industry average spot price for U3O8, published by TradeTech and the Ux Consulting Company, LLC, increased by approximately 98% in 2006 ending the year at $72.00 (US) per pound compared to $36.38 (US) per pound at the end of 2005. The long term average contract price for uranium, as published by TradeTech and the Ux Consulting Company, LLC, increased in 2006 by approximately 99% ending the year at $72.00 (US) per pound compared to $36.13 (US) per pound at the end of 2005.
Marketing
Cameco markets uranium to utilities in direct competition with supplies available from various sources worldwide. Cameco’s marketing strategy is to commit its uranium production under long-term contracts with a diversified mix of pricing mechanisms, as described above.
Sales contracts historically contained some quantity flexibility that enables the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. Recent contracts no longer provide such flexibility. In general, utilities purchase from multiple suppliers in order to diversify their sources. Cameco sells uranium concentrates for use by utilities in Argentina, Belgium, Canada, Finland, France, Germany, Japan, South Korea, Spain, Sweden, Taiwan, United Kingdom, and the US.
In 2006, approximately 55% of Cameco’s U3O8 sales were to five customers. Cameco currently has commitments in excess of 250 million pounds U3O8 under long-term contracts with about 45 customers worldwide. Cameco’s five largest customers account for approximately 45% of these commitments. 50% of Cameco’s committed sales volume is to purchasers in the Americas (US, Canada and Latin America), 13% in the Far East and 36% in Europe.
The base load contracts put in place to support the development of Cigar Lake contain supply interruption language that allows Cameco to reduce, defer or cancel deliveries in the event of any delay or shortfall in Cigar Lake production. Cameco has been discussing with its customers the possible effect of the uranium production delay at Cigar Lake. For the Cigar Lake base load contracts that have deliveries in 2007, these volumes are being deferred to the end of the various contracts. For the remainder of Cameco’s contracts that are impacted by supply interruption language in 2007, Cameco plans to defer a portion of the deliveries impacted by this language for a five to seven-year period.
Cameco generally does not sell into the spot uranium market. However, in light of changing market conditions, and particularly high spot demand, Cameco is revisiting its approach. In the future, Cameco may elect to sell material directly into the spot market.
Cameco has purchased uranium under spot and long-term contracts and may make similar purchases in the future. At December 31, 2006, Cameco had firm commitments to purchase approximately 51 million pounds U3O8 over the 2007-2013 period, of which 46 million pounds is the result of the exercise of options under the HEU Commercial Agreement by a Cameco subsidiary.

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In 2006 Cameco entered into standby product loan agreements with two of its customers. The agreements allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Of the material available, up to 1.4 million kilograms of uranium can be borrowed in the form of UF6. Standby fees of 0.5% to 2.25% are payable based upon the market value of the facilities and interest is payable on the market value of any amounts drawn upon at rates ranging from 4.0% to 5.0%. Any borrowings will be secured by letters of credit and settled in kind. Cameco has not borrowed any material under these agreements. In accordance with accounting standards, Cameco deferred revenues and associated costs on the 2006 sales of 4.0 million pounds to the counterparties under these agreements. Cameco will recognize deferred revenue and associated costs when the term of the agreements end in 2008 and 2009, or if drawn upon, when the loans are repaid and that portion of the loan facility is terminated.
Mining Properties
The Company’s uranium production is from two sources in Saskatchewan and two sources in the US. The Saskatchewan sources are the Rabbit Lake mine and mill and the combined McArthur River mine - Key Lake mill. The US sources are Crow Butte and Smith Ranch-Highland in situ leach (“ISL”) operations. Cameco has two material uranium properties, McArthur River, which is being mined, and Cigar Lake, which is being developed.
The Key Lake mill processes McArthur River ore blended with stockpiled mineralized waste from McArthur River or from Key Lake deposits. Mining at Key Lake ended in 1997.
The following table shows Cameco’s share of uranium production for the past three years and its share of 2007 planned production from its uranium properties (all in pounds U3O8):

	2004(1)	2005(1)	2006(1)	2007(1)

McArthur River (2)	13,100,000	13,100,000	13,100,000	13,100,000
Rabbit Lake	5,400,000	6,000,000	5,100,000	5,500,000
Smith Ranch-Highland	1,200,000	1,300,000	2,000,000	1,600,000
Crow Butte	800,000	800,000	700,000	800,000

Total	20,500,000	21,200,000	20,900,000	21,000,000

Notes:

(1)	This does not include test mining production from Inkai.

(2)	Milled at Key Lake.
McArthur River
McArthur River in northern Saskatchewan is an underground uranium mine, in which Cameco has a direct and indirect interest of 69.805%. It contains the world’s largest known high-grade uranium deposit. McArthur River is owned by joint venture partners Cameco (55.844%), AREVA (16.234%) and UEM (27.922%), a company equally owned by Cameco and AREVA. Cameco is the operator. At December 31, 2006, the Company’s share of proven and probable reserves was 565,600 tonnes of ore containing 256.2 million pounds U3O8 with an average grade of 20.5% U3O8, its share of measured and indicated resources was 80,100 tonnes containing 15.0 million pounds U3O8 with an average grade of 8.5% U3O8, and its share of inferred resources was 408,000 tonnes containing 66.2 million pounds U3O8 at an average grade of 7.4% U3O8.
At an assumed annual production rate of 18 million pounds, Cameco estimates that McArthur River will have a mine life of at least 20 years and a payback period of capital invested of approximately 3 years after 2006.
     Property Description and Environment
This property is located near Toby Lake in northern Saskatchewan, approximately 620 kilometres north of Saskatoon. The McArthur River mine site is compact, occupying approximately an area of one kilometre in the north/south direction and half a kilometre in the east/west direction. The site consists of an underground mine, one full service shaft and two ventilation shafts along with numerous surface facilities, including inert waste rock stockpiles, a large capacity mine water treatment plant, a pump house, ponds, standby diesel generators as well as maintenance and warehousing facilities.

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Other major facilities include the ore body freezing plant, the administration/shop complex, the ore slurry handling and truck load-out facility.
The surface facilities and mine shafts for the McArthur River operation are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease agreement was signed in April 1999 and is valid for 33 years. Obligations attached to the surface lease relate primarily to annual reporting regarding the status of the environment, land development and progress on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved. The McArthur River surface lease presently covers about 651 hectares.
The mineral property consists of 21 mineral claims and one mineral lease totalling 84,818 hectares.
The McArthur River uranium deposit is located in the area subject to mineral lease ML5516, totalling 1,380 hectares. Under this mineral lease Cameco acquired the right to mine this deposit. The current mineral lease expires on March 2014 with the right to renew for successive 10-year terms absent a default by Cameco.
Surrounding the McArthur River uranium deposit are 21 mineral claims, totalling 83,438 hectares. Title to the 21 mineral claims is secured until 2017. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
     Site accessibility, infrastructure and physiography
The means of access to the property is by an all-weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. McArthur River ore is transported to the Key Lake mill for processing some 80 kilometres to the southwest along a gravel highway. Site operations are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during the winter months using propane-fired burners. There is easy access to and sufficient water from nearby Toby Lake to satisfy all industrial and residential water requirements. To minimize fresh water use, significant industrial water demands are met by recycling water. The site is connected to the provincial power grid. There are standby generators in case of grid power interruption. Personnel are recruited from the northern area communities and major Saskatchewan population centers such as Saskatoon. Underground development work is tendered to a mining contractor. Cameco personnel conduct all production functions.
McArthur River is a developed producing property, with surface right holdings that cover all of its mining operation needs as well as requirements for residences, access to water, airport, site roads and other necessary buildings and infrastructures. No tailings management facilities are required as McArthur River ore is milled at the Key Lake mill.
The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The surface facilities are approximately 550 metres above sea level.
     History
There have been numerous changes in ownership of participating interests in the joint venture that governs the McArthur River property. The joint venture was formed in 1976 and the original joint venture partners were Canadian Kelvin Resources, Asamera Oil Corporation Ltd., and SMDC, a predecessor company to Cameco. Recently, the two most significant changes in ownership have been:
•	In 1998, Cameco bought all of the shares of Uranerz Exploration and Mining Ltd. (and changed Uranerz’s name to UEM), thereby increasing its direct and indirect participating interest in the McArthur River joint venture to 83.766%.
•	In 1999, AREVA acquired one-half of the shares of UEM, thereby reducing Cameco’s direct and indirect participating interest in the McArthur River joint venture to 69.805%. AREVA’s direct and indirect participating interest in the McArthur River joint venture is 30.195%.

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Cameco, through its predecessor company SMDC, became operator of the McArthur River project in 1980.
Surface exploration programs were active from 1980 through to 1992. Significant mineralization of potentially economic uranium grades were first discovered as a result of surface drilling in the 1988 and 1989 exploration seasons. Surface drilling programs delineated a mineralized zone over 1,700 metres in length, occurring at depths ranging between 530 to 640 metres below surface.
Underground exploration began in 1993 and continued until 1997. Following review of the environmental impact statement, public hearings, and receipt of approvals from the governments of Canada and Saskatchewan, the Atomic Energy Control Board (“AECB”) issued construction licences for McArthur River in August 1997 and May 1998. In October 1999, Cameco received an operating licence from federal authorities and operating approval from provincial authorities.
     Mine Development
Construction and development of the McArthur River mine was completed on schedule and mining commenced in December 1999. Upon completion of mine commissioning, commercial production was achieved on November 1, 2000.
At present, the site includes three shafts. The first shaft is used to move workers, material and waste rock. The second shaft is used for mine exhaust air ventilation. The third shaft is equipped as an emergency means of egress. The first and third shafts are also used for fresh air ventilation.
     Geology and Mineralization
The McArthur River deposit is located in the south-eastern portion of the Athabasca Basin, within the south-west part of the Churchill structural province of the Canadian Shield. The crystalline basement rocks underlying the deposit are members of the Aphebian aged Wollaston Domain, metasedimentary sequence. These rocks are overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Helikian Athabasca Group. These sediments are over 500 metres thick in the deposit area.
The mineralization is situated alongside a northeast trending graphitic fault, close to the unconformity between the basement rock and the overlying Athabasca sandstone.
     Exploration, Drilling and Estimates
The original McArthur River resource estimates were derived from surface diamond drilling. The drill hole data consists of assay results from 42 drill holes compiled with all relevant geological and technical data. The very high grade encountered in these drill holes justified the development of an underground exploration project.
From 1994 to present, several drilling campaigns from underground levels at 530 metres and 640 metres depth were completed. Diamond drilling was followed by systematic radiometric probing of the holes using a high flux probe adapted to the very high radioactivity encountered. Drill holes intersected mineralized zones on a grid spacing of 10 x 10 metres or less. Radiometric probing was at 0.10 metre spacing in the radioactive zones. Where core recovery allows it, sampling and assaying of the cores as well as density measurements are performed to confirm correlations.
The data from underground exploration drill holes have been interpreted and estimates of reserves have been made in four mineralized zones. In addition to this drilling, hundreds of freeze holes and raisebore pilot holes have provided data supporting the interpretation.
Underground drilling programs have further delineated approximately 700 metres of the 1,700-metre mineralized zone delineated by surface drilling. Underground delineation drilling is ongoing south of the current four mineralized zones. Surface exploration drilling is also on-going to the north to test the extension of mineralization previously identified from historical surface drill holes and to also test new targets along strike.
Cameco has developed and implemented procedures for quality control, data verification and security of sampling that it believes will assure the integrity of information resulting from drilling activities at McArthur River.

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     Mine Operations
Three permits must be maintained to operate the mine. Cameco holds a “Uranium Mine Facility Operating Licence” from the Canadian Nuclear Safety Commission (“CNSC”) and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” from Saskatchewan Environment (“SE”). These permits are current. The CNSC licence expires on October 31, 2008. The SE approvals expire on October 31, 2009.
The sandstones that overlay the basement rocks contain significant amounts of water, which is at hydrostatic pressure. Water flow into the mine area is generally prevented by ground freezing. Ore extraction is performed by the raise boring method, with broken ore falling to the extraction level. A line-of-sight remote controlled loader transports the ore to a grinding circuit. This circuit grinds the ore to a size that is acceptable for the Key Lake leaching circuit. From the grinding circuit, ore is pumped 680 metres to surface for storage in four ore slurry holding tanks. Ore is drawn out of the ore slurry holding tanks and pumped into containers on a transport truck for shipment to the Key Lake mill over an 80 kilometre all-weather road. Once a raise has been bored through the ore zone, it is backfilled with concrete. After all the rows of raises are complete in a chamber, equipment is removed from the area and the chamber is backfilled with concrete. A new chamber is excavated to allow for the next area to be mined and the cycle is repeated.
Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area, located just above the 530-metre level, began to flood portions of the mine. Remedial work to return the mine to safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in July 2003 for mine production to resume. The excess water inflow was sealed off in July 2004. Permanent water treatment capacity was expanded to about 750 m3/hr. During the water inflow incident, additional temporary capacity was put in place to treat the water flows. Construction was completed in 2005 to increase the permanent and contingency water treatment capacity to about 1,500 m3/hr.
Cameco is working on the transition to new mining zones at McArthur River, including mine planning and development Cameco has commenced freeze hole drilling for two future mining zones. For more details, please see the Company’s 2006 Management Discussion & Analysis at page 26 under the heading “Transition to new Mining Areas.”
The mining method for some portions of the ore body will not be the raise boring method. Alternate mining methods in the current plans for these portions of the ore body include boxhole boring, jetboring and blasthole stoping.
In 2005, Cameco determined that the boxhole mining method would be better suited for the upper zone #4 at McArthur River, because it would allow for development from a preferred location and in 2006 work progressed on planning for this method. Cameco plans to develop and test the boxhole boring method over the next four years. Cameco has completed the mine plan for the boxhole boring test area for development in 2007 and 2008 and placed an order for a boxhole borer for delivery in 2008. Mine development for the test area is planned to take place during 2007 and 2008. During this time, Cameco will continue to develop detailed plans for this mining method.
     Milling
The McArthur River joint venture has entered into a toll milling agreement with the Key Lake joint venture to process all the ore from the McArthur River mine. The terms of the agreement include a provision for processing at cost plus a fixed toll milling fee. The Key Lake joint venture is operated by Cameco and is owned by Cameco (66 2/3%) and UEM (33 1/3%). UEM is owned equally by Cameco and AREVA. In 2006, 18.7 million pounds U3O8 (Cameco’s share was 13.1 million pounds) was produced by toll milling McArthur River ore at Key Lake. Average mill metallurgical recovery for 2006 was 98.8%.
At the Key Lake mill, McArthur River ore is blended with low grade mineralized waste rock down to approximately 4% U3O8. The uranium in the blended ore is then dissolved in a leaching circuit. The resulting uranium bearing solution is separated from the barren ore solids in a counter current decantation circuit and is further concentrated in a solvent extraction circuit. The uranium is precipitated out of solution by the addition of ammonia, producing ammonium diuranate that is thickened and centrifuged before the uranium is transferred to a calciner. The calciner dries and calcines the uranium before it is packed into 200 litre drums. The final product is about 99% U3O8.

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Three permits must be maintained to operate the mill. Cameco holds a “Uranium Mill Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and “Permit to Operate Waterworks” from SE. These permits are current. The CNSC licence expires on October 31, 2008. The SE approvals expire on November 30, 2009.
Cameco has applied to increase the annual licence capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 per year (compared to the current 18.7 million pounds). This application has been undergoing a screening level environmental assessment (EA) under the Canadian Environmental Assessment Act (CEAA) with the CNSC as the responsible authority. The CNSC has focused on an evaluation of the longer-term environmental impacts of low levels of selenium and molybdenum in the Key Lake mill’s effluent and concentrations of these substances in the downstream environment. Cameco has finalized a three phase action plan to reduce discharges of selenium and molybdenum in the mill’s effluent. This plan has been accepted by the CNSC and the Key Lake license has been amended by the CNSC in March 2007 to include a licence condition requiring Cameco to implement this plan. Cameco expects the parallel work on reducing these metals in the mill’s effluent will advance consideration of the proposed capacity increase. While Cameco cannot predict the outcome of the EA, it is clear the increase in the annual licensed capacity will be delayed for some time.
Cameco has commenced a pre-feasibility assessment to revitalize the Key Lake mill, which began production in 1983. As Cameco plans to continue to mill McArthur River ore at Key Lake and to increase mill capacity, investment in the Key Lake mill is required. Revitalization of the mill will include upgrading the circuits to new technology for simplified operation, increased production efficiency and improved environmental performance.
There are two tailings management facilities at the Key Lake site. One is an above-ground impoundment with tailings stored within compacted till embankments. This facility, constructed in 1983, has not received tailings since 1998. Cameco is reviewing several decommissioning options regarding this facility.
The other tailings management facility (“TMF”) is located within the Deilmann pit, which was mined out in the 1990s. The Deilmann TMF uses a staged subaerial/subaqueous tailings deposition mode with an initial pervious sand envelope constructed around the perimeter of the pit. The sand envelope allows excess water to drain to a drainage blanket underlying the tailings at the bottom of the pit and then to dewatering pumps in a raise well connected by a drift to the drainage blanket. At the end of 1998, approval was received from the CNSC and Saskatchewan Environment Resource Management to cease construction of the sand envelope and convert the mode of tailings deposition from subaerial to subaqueous. This is in accordance with the environmental impact statement prepared and approved for this TMF. Conversion started immediately. Flooding commenced in June 1999.
Currently approved capacity of the Deilmann TMF is sufficient to operate at current production rates for approximately 10 years, assuming only minor storage capacity losses due to sloughing from the pit walls. Cameco has initiated the necessary work to achieve regulatory approval for a final higher tailings elevation that will be sufficient to hold all tailings generated from processing of McArthur River reserves. This higher final tailings elevation was incorporated conceptually in the environmental assessment process which granted approval to develop the McArthur River mine, but the detailed technical analysis to support formal regulatory acceptance of the expansion has not yet been completed.
There are five large rock stockpiles at the Key Lake site. Three of the stockpiles contain non-mineralized waste rock and two contain low grade mineralized waste rock. The latter is currently used to lower the grade of McArthur River ore to approximately 4% U3O8 before entering the milling circuit. The dilution of the high grade ore serves three purposes: recovery of uranium from the low grade waste, control radiation exposures in the mill, and final disposal of the low grade waste. The remaining waste rock stockpiles will require decommissioning upon site closure. As a condition of Cameco’s CNSC licence renewal in 2004, the Company updated the CNSC on the decommissioning plan for this waste rock.
     Safety and Radiation Control
At McArthur River, a key source of radiation exposure during mining results from radon gas that emanates from ore and groundwater. Radon exposure is minimized by effective use of ventilation. Water inflows are collected underground and pumped to the surface for treatment before being released to the environment. Exposure to radiation from the high-grade ore is minimized by containment, shielding and remote handling.

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The radiation levels that workers at McArthur River and Key Lake receive are closely monitored. This includes the use of both personal and area monitoring to measure and control exposures.
Under the Nuclear Safety and Control Act, radiation exposure limits incorporate a formula that combine the doses of gamma radiation, radon and dust intake an individual receives in a year. Since mine start up, radiation exposure levels at both the mine and the Key Lake mill have been well below applicable standards.
     McArthur River Resource and Reserve Estimates
The mineral reserve and resource estimates for McArthur River are found below at Uranium Concentrates Business-Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
1.	Key Assumptions
(a)	Continuity of quality and quantity of uranium mineralization between sampled areas.

(b)	Water control measures are effective at preventing water inflow.

(c)	The reported mineral reserves includes provisions for dilution or mining recovery.

(d)	The reported mineral resources do not include allowances for dilution and mining recovery.

(e)	For the purpose of estimating mineral reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $38.50 (US) per pound U3O8 was used. For the purpose of estimating mineral reserves in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $32.30 (US) per pound U3O8 was used. Estimated mineral reserves at McArthur River are the same using either uranium price.
2.	Key Parameters
(a)	Grades were obtained from radiometric probing of underground drill holes and converted to percentage U3O8 on the basis of a correlation between radiometric counts and assay values.

(b)	Densities were determined from regression formulas based on density measurements of drill core and chemical assay grades.

(c)	Limits and continuity of the mineralization are structurally controlled.

(d)	Mineral reserves at McArthur River are based on estimated quantities of uranium recoverable by the current raise bore mining method and the currently planned mining methods of boxhole boring, jetboring and/or blasthole stoping.
3.	Key Methods
(a)	Three-dimensional wire frame models were created from digitized mineralization boundaries interpreted on 10 metre spacing vertical cross-sections and planviews. Estimates of the grade and density of blocks of 1 metre x 5 metre x 1 metre were obtained from ordinary kriging.

(b)	Mineral reserves are defined as the economically mineable part of the indicated and measured mineral resources. Only mineral reserves have demonstrated economic viability. The amount of reported mineral resources does not include amounts identified as mineral reserves.
Although Cameco believes that McArthur River mineral reserve and resource estimates will not be materially affected by external factors, such as: water inflows and rock falls; metallurgical; safety and environmental; permitting; legal; title; taxation; and political issues; there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any mineral reserve and resource estimation is the

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function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates.
Rabbit Lake
Rabbit Lake in northern Saskatchewan is a uranium mining and milling complex that has been in operation since 1975 and is wholly-owned by Cameco. The Eagle Point mine, located on the Rabbit Lake lease, was reopened in 2002, ending a care and maintenance period of three years. Following resumption of Eagle Point ore production, the Rabbit Lake mill also resumed operation in 2002, ending a one-year care and maintenance period. Based upon the current mine plan, Eagle Point Mine mineral reserves are forecast to be depleted in 2011. The diamond drilling exploration program will continue through 2007 with the objective to further extend the mine life beyond 2011. The mineral reserve and resource estimates for Rabbit Lake are found below at Uranium Concentrates Business — Reserves and Resources.
Cameco has been carrying out exploration and delineation drilling in the vicinity of the Eagle Point mine since 2003. The 2006 drilling results have increased the mineral reserves to 19.1 million pounds of proven and probable reserves. Prospects for additional mineral reserves have been identified. Targets for exploration include areas both north and south of the current mine workings and at depth. Cameco is conducting this exploration from both surface and underground in an attempt to further extend the mine life. An extensive lateral development program to access the additional mineral reserves will continue for the next few years. Development of mine workings in 2006 totalled 4.3 km and underground exploration drilling was 68.5 km; similar quantities are planned for 2007.
There are three permits that must be maintained to conduct mining and milling activities at Rabbit Lake. Cameco holds a “Uranium Mine Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” from SE. These permits will expire on October 31, 2008.
Subject to regulatory approval, after an initial two year mine ramp up period, it is expected that the Rabbit Lake mill will process just over one-half of the uranium solution resulting from the milling at AREVA’s JEB mill of the current Cigar Lake reserves. An environmental assessment relating to this uranium solution processing at Rabbit Lake (including the expansion of the RLITMF as described below), was submitted to the regulatory authorities in November 2006.
Subject to regulatory approval, Cameco plans to complete the majority of the mill modifications by the end of 2010. In addition, a significant mill upgrade for long term operation is planned. The processing of Cigar Lake uranium rich solution at Rabbit Lake is governed by a toll milling agreement made effective January 2002 between Cameco and the Cigar Lake Joint Venture. (See Cigar Lake – Toll Milling Agreements below).
Cameco has determined that the Rabbit Lake In-Pit tailings management facility (“RLITMF”) will require expansion laterally and vertically in order to store tailings from the processing of Eagle Point ore and Cigar Lake uranium rich solution at Rabbit Lake. The existing approved tailing capacity at the RLITMF is sufficient to store tailings from the processing of Eagle Point ore until 2010. Although there was sufficient capacity in RLITMF for Cigar Lake tailings when the Rabbit Lake toll milling agreement was originally signed, unexpected production from the Eagle Point mine as a result of mine life extensions have consumed some of the existing tailings capacity planned for Cigar Lake uranium solution processing. Cameco is working with the regulators to determine the form and nature of any approvals required for the expansion of the RLITMF.
Crow Butte
Crow Butte is an ISL uranium operation located near Crawford, Nebraska. Cameco holds a 100% interest in Crow Butte through its wholly owned subsidiary, Crow Butte Resources Inc. The mineral reserve and resource estimates for Crow Butte are found below at Uranium Concentrates Business – Reserves and Resources.
Smith Ranch-Highland
Smith Ranch — Highland is an ISL uranium operation located near the towns of Glenrock and Douglas, Wyoming. It is owned 100% by Cameco through its wholly owned subsidiary, Power Resources, Inc. (“PRI”). The mineral reserve and

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resource estimates for Smith Ranch — Highland are found below at Uranium Concentrates Business – Reserves and Resources. The Smith Ranch mill processes all Smith Ranch and Highland ISL mined uranium.
Development Projects
Cameco has one material uranium development project — Cigar Lake in northern Saskatchewan. In December 2004, the Cigar Lake Joint Venture (“CLJV”) decided to proceed with development of the Cigar Lake mine. Cameco is targeting commencement of production at Cigar Lake for 2010.
Cameco also has a uranium development project in Kazakhstan called Inkai. In April 2004, Joint Venture Inkai decided to develop an ISL mine at Inkai uranium deposit. Cameco is targeting commercial production at Inkai for 2008.
Continued development and start up of production at these two projects is subject to the timely receipt of all necessary approvals, permits and licences.
Cigar Lake
Cigar Lake is the world’s second largest known high-grade uranium deposit. Cigar Lake is owned by joint venture partners Cameco (50.025%), AREVA Resources Canada Inc. (“AREVA”) (37.1%), Idemitsu Canada Resources Ltd. (“Idemitsu”) (7.875%) and TEPCO Resources Inc. (“TEPCO”) (5.0%). Cameco is the operator. As of March 16, 2007, Cameco’s share of the Cigar Lake proven mineral reserves was 248,500 tonnes of ore containing 113.2 million pounds U3O8 with an average grade of 20.7% U3O8; of the indicated mineral resources was 30,500 tonnes of ore containing 3.3 million pounds U3O8 with an average grade of 4.9% U3O8; and of the inferred mineral resources was 158,500 tonnes containing 59.1 million pounds U3O8 with an average grade of 16.9% U3O8.
In December 2004, the CLJV decided to proceed with development of the Cigar Lake mine. A construction licence for Cigar Lake was issued by the CNSC on December 20, 2004. Construction of the Cigar Lake project began in January 2005. Construction has been delayed due to the two water inflow incidents that occurred in 2006. (See 2006 Water Inflow Incidents below). The first incident in April 2006 resulted in the flooding of the second shaft. The second incident in October 2006 resulted in the flooding of the underground development areas. In November 2006, Cameco commenced work at Cigar Lake to remediate the underground development areas.
A technical report entitled “Cigar Lake Project, Northern Saskatchewan, Canada” dated March 30, 2007 (the “Cigar Lake Report”) was prepared for Cameco in compliance with NI 43-101 by Alain G. Mainville, P. Geo., Director, Mineral Resources Management at Cameco, Barry W. Schmitke, P. Eng., General Manager, Cigar Lake Project at Cameco, Douglas G. McIlveen, P. Geo., Chief Geologist, Cigar Lake Project at Cameco and Charles R. Edwards, P. Eng., Director, Engineering and Projects at Cameco. Messrs. Mainville, Schmitke, McIlveen, and Edwards are qualified persons as the term is defined in NI 43-101. The following description of the Cigar Lake Project is based on and, in some cases directly extracted from, the Cigar Lake Report. A copy of the Cigar Lake Report can be obtained from SEDAR at www.sedar.com. Conclusions, projections and estimates set out in this Annual Information Form regarding Cigar Lake are subject to the qualifications, assumptions and exclusions which are detailed in the Cigar Lake Report. To fully understand the summary information set out below and elsewhere in this Annual Information Form, the Cigar Lake Report filed on SEDAR should be read in its entirety.
     Property Description and Location
The Cigar Lake mine site is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The Cigar Lake mine site was initially developed for the activities of test mining.
The mineral property consists of one mineral lease (ML-5521) and 25 mineral claims (No. S-106540 to 106564 inclusive), totalling 93,048 hectares. The mineral lease and mineral claims are contiguous. The Cigar Lake deposit is located in the area subject to mineral lease ML-5521, totalling 308 hectares. The right to mine this uranium deposit was acquired under this mineral lease. The current mineral lease ML-5521 expires on December 1, 2011 with the right to renew for successive 10-year terms absent a default by Cameco. Mineral lease ML-5521 may not be terminated by the

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Government of Saskatchewan except in the event of default by Cameco and for certain environmental concerns prescribed in The Crown Minerals Act (Saskatchewan).
Surrounding the Cigar Lake deposit are 25 mineral claims, totalling 92,740 hectares. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
There is an annual requirement of $2.3 million either in work or cash to retain title to mineral lease ML-5521 and the 25 mineral claims. Based on previous work submitted and approved by the Government of Saskatchewan, title is secure until 2022.
The surface facilities and mine shafts for the Cigar Lake project are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease was signed in May 2004 and is valid for 33 years until May 27, 2037. Obligations attached to the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved and approved by the provincial government. The Cigar Lake surface lease covers a total of 959 hectares of Crown land.
The Cigar Lake airstrip is under a separate surface lease covering a total of 17.2 hectares. There is also a surface lease for roadways covering a total of 24.2 hectares. These leases were signed with the province of Saskatchewan in May 1987 and will expire in May 2007. These surface leases are renewable if necessary until full property decommissioning has been achieved and approved by the Saskatchewan Government.
For a description of royalties payable to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province and taxes, see Canadian Royalties and Certain Taxes.
All current mineral reserves and mineral resources are contained within mineral lease ML-5521. Underground workings are confined to a small portion of the area of the mineral lease where initial test mining was concentrated. A total of 53 tonnes of high grade mineralization in bulk bags from the test mining is stored on the surface storage pad.
Waste rock generated at the Cigar Lake mine site is currently stored in one of three waste rock piles on site, depending on the nature of the waste rock. The first of these is the clean waste stockpile, which will remain at the minesite. The second is mineralized waste, contained on a lined pad (>0.03% U3O8), which will be disposed of underground at the Cigar Lake mine. No mineralized waste has been identified in the development to date. The third is potentially acid generating waste rock which will be temporarily stored at site on a lined pad and will be eventually transported to the Sue C pit at the McClean Lake facility for permanent disposal. The costs of the eventual disposal of the Cigar Lake potentially acid generating waste rock in Sue C pit is covered by the Potentially Reactive Waste Rock Disposal Agreement between the McClean Lake Joint Venture (“MLJV”) and CLJV dated January 1, 2002.
No tailings will be stored at the Cigar Lake site since all ore mined will be transported to the McClean Lake JEB mill and Rabbit Lake mill for processing. As a result, Cigar Lake project tailings will be generated at both the McClean Lake JEB mill and the Rabbit Lake mill. The toll milling agreements as (described below) cover the generation of tailings at the McClean Lake JEB mill and Rabbit Lake mill and manage the financial liabilities associated with these tailings.
Although there was sufficient capacity for the Cigar Lake tailings in the Rabbit Lake in-pit tailings management facility (“RLITMF”) when the Rabbit Lake Toll Milling Agreement described below was originally signed, unexpected production, due to mine life extensions, from the Eagle Point mine at Rabbit Lake has consumed a portion of the additional capacity in the RLITMF. Subsequently, it has been determined that the RLITMF will have to be expanded. Cameco is working with the regulators to determine the form and nature of any approvals that would be required for this expansion. The cost of expanding the RLITMF has not been included in the Cigar Lake project capital cost estimates described herein.
A discussion of the permitting required to conduct the work proposed for the Cigar Lake project is described below (See Development).

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     Site Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the property is by an all weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. Saskatoon is a major population centre located 660 kilometres south of the Cigar Lake deposit with highway and air links to the rest of North America. An unpaved airstrip is located east of the minesite within the airstrip surface lease, allowing flights to the Cigar Lake property. The water for the industrial activities and the camp comes from nearby Waterbury Lake. A lake, called Cigar Lake, overlies part of the inferred mineral resources. The site is connected to the provincial electricity grid with a 138kV overhead power line. There are standby generators in case of grid power interruption.
Personnel are recruited on a preferential basis: initially from the communities of northern Saskatchewan, followed by the province of Saskatchewan, and then outside to other provinces. The development and construction work is tendered to a number of contractors.
The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can reach above 30°Celsius (°C) on occasion. Mean daily maximum temperatures of the warmest months are around 20°C and only three months on average have mean daily temperatures of 10°C or more. The winters are cold and dry with mean daily temperatures for the coldest month below -20°C. Winter daily temperatures can reach below -40°C on occasion. Freezing of surrounding lakes, in most years, begins in November and breakup occurs around the middle of May. The average frost-free period is approximately 90 days.
Average annual total precipitation for the region is approximately 450 millimetres, of which 70% falls as rain. Site activities are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during winter months using propane-fired burners.
The surface leases grant sufficient rights, subject to regulatory approvals, for mining operations for the current mineral reserves and the lands subject to the surface leases are sufficient for personal accommodation, access to water, airport, site roads and other necessary buildings and infrastructure. Tailings management facilities will not be required at Cigar Lake, as ore will not be milled at Cigar Lake.
The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The area is covered with 30 to 50 metres of overburden. Vegetation is dominated by black spruce and jack pine. Occasional small stands of white birches may occur in more productive and well-drained areas. The surface facilities are approximately 490 metres above sea level.
     History
The first uranium mineralization discovery at Cigar Lake was in May 1981. Since that time, the deposit has been defined by approximately 227 holes and more than 92,000 metres of core drilling from surface. Cigar Lake Mining Corporation (“CLMC”) was the operator of the project from 1985 to 2001. Effective January 1, 2002, Cameco replaced CLMC as operator.
Public hearings on the project environmental impact were concluded in 1997 and, based on the recommendation of the joint federal-provincial panel, the governments of Canada and Saskatchewan authorized the project to proceed to the regulatory licensing stage.
In June 2001, the CLJV approved a feasibility study and detailed engineering design was initiated. On June 30, 2004, the environmental assessment for construction and operation of Cigar Lake was completed and on December 20, 2004, the CNSC approved the full construction licence for the Cigar Lake project.
In December 2004, the CLJV approved a construction budget of approximately $450 million that includes surface and underground facilities at Cigar Lake as well as changes, subject to regulatory approval, to the milling facilities at McClean Lake and Rabbit Lake. (See Mining Operations below for the current capital cost estimate).

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     Geological Setting
The Cigar Lake deposit is located approximately 40 kilometres inside the margin of the eastern part of the Athabasca basin. It occurs at the unconformity contact between rock of the Athabasca Group and underlying lower Proterozoic Wollaston Group metasedimentary rocks, an analogous setting to the Key Lake, the McClean Lake and Collins Bay deposits. Cigar Lake shares many similarities with these deposits, including general structural setting, mineralogy, geochemistry, host rock association and the age of the mineralization. However, the Cigar Lake deposit is distinguished from other similar deposits by its size, its very high grade, and the high degree of associated hydrothermal clay alteration. The geological setting at Cigar Lake is similar to that at the McArthur River mine in that the sandstone overlying the basement rocks of the deposit contains significant water at high hydrostatic pressure.
The deposit is flat lying, approximately 1950 metres long, 20 to 100 metres wide, and ranges up to 16 metres thick. It occurs at depths ranging between 410 to 450 metres below the surface.
     Exploration
Mineral lease ML-5521, which covers the Cigar Lake deposit, is surrounded by 25 mineral claims. AREVA is responsible for all exploration activity on these 25 surrounding claims under the CLJV agreements.
Subsequent to the discovery of the Cigar Lake deposit, the majority of exploration activities over the next few years were concentrated on mineral lease ML-5521, which hosts the Cigar Lake deposit, with only moderate activity on the 25 surrounding mineral claims. All exploration activities ceased after the 1986 field season for a period of 12 years, until exploration work on the 25 surrounding mineral claims recommenced in 1999.
The 1999 work program on these claims started with a period of data compilation and review of all the work conducted to date, following which additional exploration was started focussing upon developing further understanding of the Cigar trend and developing knowledge of the large, unexplored parts of the project. Since the inception of exploration activities to the end of the 2006 drilling program, a total of 76 exploration diamond drillholes (totalling 35,285 metres) and an additional 38 shallow drillholes (totalling 2,140 metres) have been completed on these claims.
During the 2006 exploration drilling program, a drillhole located 700 metres east of the Cigar Lake ore body had an intercept with a radiometric grade of 21% U3O8 over a vertical thickness of 7.7 metres. An AREVA exploration program planned for 2007 will follow up on this intersection.
The data from the exploration program on the 25 mineral claims is not part of the database used for the estimate of the mineral resources and mineral reserves at Cigar Lake because the deposit is located on mineral lease ML-5521, not on the mineral claims.
     Mineralization
Three distinct styles of mineralization occur within the Cigar Lake deposit: high grade mineralization at the unconformity (“unconformity” mineralization) which includes the ore; fracture controlled, vein-like mineralization higher up in the sandstone (“perched” mineralization); and fracture controlled, vein-like mineralization in the basement rock mass.
The body of high grade mineralization located at the unconformity contains the bulk of the total uranium metal in the deposit and represents the economically viable style of mineralization, considering the available mining methods and ground conditions. It is characterized by the occurrence of massive clays and high-grade uranium concentrations.
The high-grade, unconformity mineralization consists primarily of three dominant rock and mineral facies occurring in varying proportions. These are quartz, clay (primarily chlorite with lesser illite) and metallic minerals (oxides, arsenides, sulphides). In the two higher grade eastern lenses, the ore consists of approximately 50% clay matrix, 20% quartz and 30% metallic minerals, visually estimated by volume. In this area, the unconformity mineralization is overlain by a very weakly mineralized contiguous clay cap one to five metres thick. In the lower grade western lens, the proportion changes to approximately 20% clay, 60% quartz and 20% metallic minerals.

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     Drilling
The Cigar Lake uranium deposit was discovered in 1981 on mineral lease ML-5521 by drillhole number WQS2-015 of a regional programme of diamond drill testing of geophysical anomalies (electromagnetic conductors) located by airborne and ground geophysical surveys. The deposit was subsequently delineated by a major surface drilling program during the period 1982 to 1986, followed by several small campaigns of drilling for geotechnical and infill holes to 1998 when the last surface hole was drilled. In total, 92,022 metres of diamond drilling was completed in 227 surface holes. Of the 227 surface drill holes and wedged intersections drilled, 112 have been drilled within the geologically interpreted deposit limits and intersected minimum mineralized intervals with grade times thickness (GT) value greater than 3.0 metres % U3O8, equivalent to 2.5 metres at 1.2% U3O8.
In addition to the surface holes, diamond drilling has been done from underground access locations primarily to ascertain rock mass characteristics in advance of development and mining, both in ore and waste rock. In the period from 1989 to 2006, 132 underground diamond drill holes totalling 11,108 metres were drilled. Only seven of these underground holes have intersected the ore body.
A total of 347 freeze and temperature monitoring holes have been drilled to the end of 2006 during the construction phase, of which approximately 150 have been gamma surveyed. The freeze holes are drilled by percussion methods so no core is available for assays and uranium content is estimated by probing the holes with radiometrics. Cameco plans to reconfirm the current conversion factors for estimating uranium grade from the radiometrics by drilling several core holes and using them for calibration purposes.
Cameco is satisfied with the quality of data obtained from the exploration drilling program on mineral lease ML-5521 and considers it valid for use in the estimate of mineral resources and mineral reserves at Cigar Lake.
     Sampling and Analysis
Drilling in the eastern part of the deposit, an area 700 metres long by 150 metres wide, labelled Phase 1, has been done at a nominal drill hole grid spacing of 50 metres east-west by 20 metres north-south. On three of these fences, wedging from primary holes generated intersections at 10 metres spacing along the fences. Two fill-in fences were drilled at a spacing of 25 metres, with holes at nominally 20 metres along the fences. As well, along the central east-west axis of the eastern zone, five holes were drilled at 25 metres spacing.
The western part of the deposit, an area of 1,200 metres long by 100 metres wide, labelled Phase 2, has been drilled at a nominal drill hole grid spacing of 200 metres east-west by 20 metres north-south.
All holes were core drilled. All holes were gamma probed. In-hole gamma surveys and hand held scintillometer surveys were used to guide sampling of core for assay purposes.
In the early stages of exploration drilling, sampling of mineralized intervals was done on a geological basis, whereby sample limits were determined based on geological differences in the character of the mineralization. Samples were of various lengths, up to 50 centimetres. Beginning in 1983, sampling intervals for core from the ore body have been fixed at the property standard 50 centimetres. Subsequently, all sample results have been mathematically normalized to the standard interval of 50 centimetres for mineral resource estimation purposes.
On the upper and lower contacts of the mineralized zone, two additional 50 centimetre samples were taken to ensure that the zone was fully sampled at the 1,000 parts per million (0.1%) U3O8 cut-off.
In total, more than 3,550 samples have been assayed from all the surface holes drilled to define and delineate the deposit.
Except for some of the earliest sampling, in 1981 and 1982, the entire core from each sample interval was taken for assay. This practice of sampling the entire core reduces the sample bias inherent when splitting core.
For holes drilled into the deposit, sampling of drill core and gamma probing of underground drill holes was undertaken to the same standards as done for surface holes. However, most of the holes drilled into the deposit were rotary holes for

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ground freezing, from which no core was recovered. In these holes, reliance will be placed on radiometric assays for grade determinations to be used in future mineral resource and mineral reserve estimations.
Reliance for grade determinations in mineralized rock has been placed primarily on chemical assays of drill core. Core recovery through the ore zone has generally been very good. Where necessary, uranium grade determination has been supplemented by radiometric probing from gamma logs (gamma surveys within the drill holes).
For mineral resource and mineral reserve estimation purposes, where core recovery was less than 75%, radiometric assays were substituted for chemical assays. A total of 32 samples were identified with recoveries less than 75% out of a total of 2,367 assayed samples.
From about 1983 onward, all drilling and sample procedures have been standardized and documented. This has imparted a high degree of confidence in the accuracy and reliability of results of all phases of the work.
Sample composites were calculated by taking the weighted average for the mineralized intercept in each drill hole using a 1.2 % U3O8 cut-off grade with the inclusion of 0.5 metre of waste at the top and bottom of each drill intercept. Vertical surface drill holes generally represent the true thickness of the zone as the mineralization is flat lying. The greatest true width among the drill hole composites is 16.5 metres, and the lowest, 2.5 metres with an average true width of about 6 metres.
The highest and lowest assay values among the sample are respectively 82.9% U3O8 and 0.0% U3O8. The highest and lowest density values among the samples are respectively 6.38 tonnes per cubic metre and 1.37 tonnes per cubic metre.
The majority of uranium assays in the database were obtained from Loring Laboratories Ltd.
The original database, from which the mineral resource and mineral reserves were estimated, was compiled by previous operators. The original signed assay certificates are available and have been reviewed.
The QA-QC procedures that were used were typical for the time period of the analyses. Cameco has reviewed the data and is of the opinion that the data is of adequate quality to be used for mineral resource and mineral reserve estimation purposes. Furthermore, the continuity and high grade nature of the ore zone has been confirmed from radiometrics of closely spaced underground freeze hole drilling.
     Security of Samples
Cameco is not aware of the security measures in place at the time of the deposit delineation. However, the current core logging area is the same facility as was used during the delineation drilling. It is well removed from the mine site and a locked gate bars road access to anyone not authorized.
Cameco has no reason to doubt that sample security was maintained throughout the process.
     Cigar Lake Resource and Reserve Estimates
The mineral reserve and resource estimates for Cigar Lake are found below at Uranium Concentrates Business — Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
1.	Key Assumptions
(a)	Indicated mineral resources have been estimated at a minimum mineralized thickness of 2.5 metres and at a cut-off grade of 1.2% U3O8 applied to the Phase 1 mineral resource block model. The inferred mineral resources have been estimated by applying a cut-off grade of 5.9% U3O8 to the Phase 2 resource block model.

(b)	Mineral resources have been estimated with an allowance of 0.5 metres of dilution material above and below the deposit at 0% U3O8. No allowance for mining recovery is included.

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(c)	Mineral reserves have been estimated at a minimum mineralized thickness of 2.5 metres and at a cut-off grade of 5.9% U3O8 applied to the Phase 1 mineral resource block model.

(d)	Mineral reserves have been estimated with an allowance of 0.5 metres of dilution material above and below the deposit, plus 5% external dilution and 5% backfill dilution at 0% U3O8. Mineral reserves have been estimated based on 90% mining recovery.

(e)	For the purpose of estimating mineral reserves in accordance with NI 43-101, a price of $38.50 (US) per pound U3O8 was used. For the purpose of estimating mineral reserves in accordance with United States Securities and Exchange Commission Industry Guide 7 for US reporting purposes, a price of $32.30 (US) per pound U3O8 was used. Estimated mineral reserves at Cigar Lake are almost identical at either price because of the insensitivity of the mineral reserves to the cut-off grade over the range of these two prices.

(f)	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the mineral resource and mineral reserve estimates.
2.	Key Parameters
(a)	Grades (percentage U3O8) were obtained from assaying of drill core and checked against radiometric results. In areas of lost core or poor recovery, reliance was placed on radiometric grade determined from the gamma probing. The grade of a sample was estimated from radiometric results if the core recovery was less than 75%.

(b)	Where density was not directly measured for each sample, a correlation between uranium grade and density was applied.

(c)	Mineral reserves at Cigar Lake are based on estimated quantities of uranium recoverable by a tested mining method.

(d)	The key economic parameters underlying the mineral reserves include a conversion from US$ dollars to Cdn$ dollars using a fixed exchange rate of US$0.91=Cdn$1.00.
3.	Key Methods
(a)	Mineral reserves were estimated based on the use of the jet boring mining method combined with bulk freezing of the ore body. Jet boring produces an ore slurry with initial processing consisting of crushing and grinding underground, leaching at the McClean Lake JEB mill and yellowcake production split between the McClean Lake JEB mill and Rabbit Lake mill.

(b)	Mining rates are assumed to vary between 80 and 140 tonnes per day and a full mill production rate of 18 million pounds of U3O8 per year based on 98.5% mill recovery.

(c)	The geological interpretation of the ore body outline was done on section and planviews derived from core drillhole information. Mineral resources and mineral reserves were estimated using 2-dimension horizontal block models. Except in the case of the inferred mineral resources, the block size of 15 metres x 6 metres was used. For inferred mineral resources, the block size was increased to 40 metres x 10 metres.

(d)	The geological model does not incorporate the results of the underground freeze holes since the conversion of radioactivity measurements to uranium grade has not yet been confirmed by chemical assays.

(e)	Ordinary kriging served to estimate the grade, thickness and density of the blocks.

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(f)	Mineral reserves are defined as the economically mineable part of the indicated and measured resources. Only mineral reserves have demonstrated economic viability. Reported mineral resources do not include those amounts identified as mineral reserves.

(g)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.
Cigar Lake is a challenging deposit to develop and mine. These challenges include control of groundwater, weak ground formations, and radiation protection. The sandstone overlying the basement rocks contains significant water at hydrostatic pressure. Freezing the ground is expected to result in several enhancements to the ground conditions, including: (1) minimizing the risk of water inflows from saturated rock above the unconformity; (2) reducing radiation exposure from radon dissolved in the ground water; and (3) increasing rock stability. However, freezing will only reduce, not eliminate, these challenges. There is also the possibility of a water inflow during the drilling of holes to freeze the ground. Therefore, the risk of water inflows at Cigar Lake remains. The consequences of another water inflow will depend upon the magnitude, location and timing of any such event, but could include a significant delay in Cigar Lake’s remediation, development or production, a material increase in costs, a loss of mineral reserves or require Cameco to give notice to many of its customers that it is declaring an interruption in planned uranium supply. Such consequences could have a material adverse impact on Cameco. Water inflows are generally not insurable.
Cigar Lake’s remediation and production schedules are based upon certain assumptions regarding the condition of underground development and infrastructure at the mine. The condition of this underground infrastructure, however, will not be known until the mine is dewatered. If the underground infrastructure has been impaired, this could adversely impact schedules and cost estimates.
The outcome of each phase of remediation will impact the schedule of each subsequent phase of remediation and the planned commencement of production in 2010. For example, if the concrete plug is not successful in securing the inflow area, then ground freezing, already incorporated in the remediation plan, will be utilized to secure the inflow area. If this situation occurs, there could be a delay in the remediation schedule and the commencement of production.
Remediation and production schedules will be impacted by regulatory approvals. Cameco has not yet received regulatory approval for the installation of pumps in the four dewatering holes required for dewatering the mine during the first phase of the remediation plan. This approval is required to move forward with the planned dewatering strategy. In addition, working with the regulatory authorities to receive approvals for additional corrective actions which may result from the current inflow investigations may impact our remediation and production schedules.
     Decommissioning and Reclamation
The Cigar Lake project Preliminary Decommissioning Plan (“PDP”) was completed in May 2002. This decommission plan considers the environmental liability issues up to the end of the construction of the facility. This PDP is approved by both federal and provincial regulatory agencies and it indicates a preliminary decommissioning cost estimate (“PDCE”) of $6.4 million. Financial assurances to cover this PDCE are posted with SE.
The approved Cigar Lake PDP is valid to the end of construction. Once mining begins, Cameco will need to revise the PDP, as reclamation and remediation liabilities will begin to increase with the production of ore and the associated generation of mining wastes. The Cigar Lake PDP discusses the approach to addressing liabilities associated with mining. The future liabilities will be addressed in subsequent revisions to the Cigar Lake PDP.
The reclamation and remediation activities associated with the Cigar Lake project waste rock and/or tailings at the McClean Lake and Rabbit Lake facilities are covered by the PDP and PDCE prepared for these facilities. Future liabilities associated with expansion of the Rabbit Lake RLITMF will be addressed in future updates to the Rabbit Lake PDP.

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     Mining Operations
The mining of the Cigar Lake deposit faces many challenges including control of groundwater, weak rock formations, and radiation protection. Based on these challenges, it was identified that a non-entry mining method would be required to mine the deposit.
The jet boring mining method was selected for the mining of the Cigar Lake deposit after many years of exploration and test mining activities. The method consists of cutting approximately 4.5 metres diameter cavities with a high pressure water jet in previously frozen ore. It was developed and adapted specifically for this deposit and one of its primary features is its non-entry approach, whereby personnel are not exposed to the ore body as all mining will be conducted from headings located in the basement rock below it. Through the application of the non-entry mining method, the containment of the ore cuttings within cuttings collection systems, and the application of ground freezing, the amount of radiation exposure to workers has been minimized to acceptable levels that are below regulatory limits. Experience with non-entry mining of high grade uranium ore at Cameco’s McArthur River mine has demonstrated the effectiveness of this mining approach to manage radiation exposures.
Cigar Lake ore will be processed at three locations. Size reduction will be conducted at Cigar Lake, leaching will occur at McClean Lake and final yellowcake production will be split between McClean Lake and Rabbit Lake for a total estimated annual production rate of 18 million pounds U3O8 when the mine is in full operation. The MLJV owns the McClean Lake operation, including the McClean Lake JEB mill, and AREVA is the operator of the MLJV. Cameco owns the Rabbit Lake mill.
The first stage of processing will take place underground at Cigar Lake. The ore slurry produced by the jet boring mining system will be pumped to the underground crushing and grinding facility. The resulting finely ground, high density ore slurry will be pumped to surface storage tanks, thickened and loaded into truck mounted containers, similar to those currently being used at McArthur River mine.
The containers of ore slurry will be trucked to AREVA’s McClean Lake operations, 70 kilometres to the northeast for processing. All the Cigar Lake ore will be leached at the McClean Lake JEB mill and final uranium solution processing is split between the McClean Lake JEB mill and Rabbit Lake mill as described below under Toll Milling Agreements. Both the McClean Lake JEB mill and Rabbit Lake mill require modifications to process the Cigar Lake ore.
The CLJV has entered into toll milling agreements for the processing of the Cigar Lake uranium at the McClean Lake JEB and Rabbit Lake mills.
     Toll Milling Agreements
For a period of approximately two years, initially all Cigar Lake ore will be processed at the McClean Lake JEB mill located at AREVA’s McClean Lake operations. Thereafter, as Cigar Lake production ramps up to planned full capacity, a portion of the uranium processing will be completed at Cameco’s Rabbit Lake mill. These milling arrangements are subject to two toll milling agreements described below. These toll milling agreements were an integral part of the arrangements that resulted in the CLJV deciding in late 2004 to proceed with development of Cigar Lake.
     JEB Toll Milling Agreement
The JEB Toll Milling Agreement, made effective January 1, 2002, sets out the terms and conditions by which the MLJV will process Phase 1 ore delivered to the McClean Lake JEB mill into JEB uranium solution, further process the JEB uranium solution into uranium concentrates and process all Phase 2 ore into uranium concentrates at the McClean Lake JEB mill. Phase 1 ore is the current Cigar Lake mineral reserves and Phase 2 ore is part of the current Cigar Lake mineral resources. Mineral resources in Phase 2 are in the inferred category and have been evaluated from a preliminary perspective only. Further drilling and mining studies are needed before these resources can be fully evaluated.
All uranium solution resulting from the mill processing at the McClean Lake JEB mill of Phase 1 ore is allocated for further processing between the McClean Lake JEB mill and the Rabbit Lake mill based upon two categories: Phase 1 (a) ore and Phase 1 (b) ore. Phase 1 (a) ore represents the first 160 million pounds U3O8 recovered collectively by the

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McClean Lake JEB and Rabbit Lake mills. Phase 1(b) ore represents the balance of the Phase 1 ore which is equal to approximately 64 million pounds of Cigar Lake mineral reserves.
Generally, for an initial ramp up period of two years, 100% of the uranium solution resulting from the processing of Phase 1 ore is allocated to the McClean Lake JEB mill to process into uranium concentrates. Thereafter, the McClean Lake JEB mill will process 42.7% of the Phase 1(a) uranium solution into uranium concentrates (50% of the Phase 1(b) uranium solution). McClean Lake will send up to 57.3% of the Phase 1(a) uranium solution to the Rabbit Lake mill for further processing into uranium concentrates (50% of the Phase 1(b) uranium solution).
For the toll milling and related services, the CLJV pays the MLJV toll milling charges comprising the CLJV’s share of McClean Lake JEB mill expenses and a toll milling fee based upon the type of Cigar Lake ore being processed (Phase 1(a), Phase 1(b) and, if applicable, Phase 2).
The agreement requires the MLJV to modify the McClean Lake JEB mill to process Phase 1 ore. The CLJV agreed to pay a portion of the costs to modify the McClean Lake JEB mill to a specified maximum amount, which limit has been met. This contribution limit may be exceeded in certain circumstances. The balance of the costs is the MLJV’s responsibility. These McClean Lake JEB mill modifications are expected to be complete in 2007, with the exception of the uranium solution off-loading facility which is expected to be complete in 2010. In certain circumstances, standby costs will be payable by the CLJV to the MLJV, including if the McClean Lake JEB mill modifications are complete and no uranium is being processed at the McClean Lake JEB mill.
The MLJV is responsible for all costs of decommissioning the McClean Lake JEB mill.
     Rabbit Lake Toll Milling Agreement
As described above under JEB Toll Milling Agreement, all uranium solution resulting from the processing at the McClean Lake JEB mill of Phase 1 ore is allocated for further processing between the McClean Lake JEB mill and the Rabbit Lake mill. The Rabbit Lake Toll Milling Agreement, made effective January 1, 2002, sets out the terms and conditions by which Cameco will process its allocation of uranium solution from Phase 1 ore into uranium concentrates at the Rabbit Lake mill.
For the toll milling and related services, the CLJV pays Cameco toll milling charges comprising the CLJV’s share of Rabbit Lake mill expenses and a toll milling fee based upon the type of Cigar Lake ore being processed (Phase (1)(a) and Phase 1(b)).
The agreement requires Cameco to modify the Rabbit Lake mill to process its allocation of uranium solution from milled Phase 1 ore and Cameco is planning to complete the majority of modifications by 2010. The majority of these modification costs will be incurred by Cameco in either its role as mill owner or 50% CLJV owner. The CLJV agreed to pay a portion of these costs to a specified maximum amount, which limit may be exceeded in certain circumstances. In certain circumstances, standby costs will be payable by the CLJV to Cameco, including if the Rabbit Lake mill modifications are complete and no uranium is being processed at the Rabbit Lake mill.
Cameco is responsible for all costs of decommissioning the Rabbit Lake mill.
     Water Inflow Incidents and Remediation
On April 5, 2006 a water inflow occurred at the base of No. 2 Shaft, through a failed valve assembly on a grouting standpipe, which led to the flooding of the shaft and cessation of activities in the shaft. As the shaft was not complete and not connected through to the main mine workings the flooding was limited to No. 2 Shaft. A remediation plan has been developed to freeze the ground in the aquifer affecting the shaft and then recommence shaft sinking. Freezing activities are currently planned to be conducted from underground and will resume once the main mine has been dewatered and secured.
On October 23, 2006 the underground mine at Cigar Lake was flooded following a water inflow, which caused a termination of underground activities. Subject to CLJV’s approval, Cameco is proceeding with a phased plan to restore

27	2006 Cameco Annual Information Form

the underground workings at Cigar Lake. This plan consists of five phases. Each phase requires regulatory approval. Cameco has received approval from regulatory authorities for Phase one, other than for the installation of pumps in the four dewatering holes to dewater the mine.
Phase one involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement is needed, pumping concrete through the drill holes, sealing off the inflow with grout and drilling dewatering holes. As of March 23, 2007, all of the 14 drill holes planned for reinforcing and sealing off water inflow areas are complete. Concrete is required in two underground locations – one near the rockfall to seal off the inflow area and another in a nearby tunnel to provide reinforcement. The concrete mixture is designed to harden under water and is being poured in successive layers.
Cameco expects to complete the work necessary to seal off the water inflow in the third quarter of 2007 after spending additional time learning the best way to work with concrete in the water underground. This timeline assumes the current pace of drilling is maintained and the concrete solidifies as planned to provide reinforcement and prevent or reduce water inflow sufficiently to enable mine dewatering. The integrity of the concrete plug will not be known until dewatering is under way.
The activities associated with each of the subsequent proposed remediation phases and the schedule completion dates are generally described as follows:

Phase 2	This phase involves dewatering the underground mine openings, validating the integrity of the plug to ensure the water inflow has been sufficiently sealed, and initiating the installation of surface freezing infrastructure and is expected to be complete by the end of the third quarter 2007, other than drilling of the freezeholes and the freezing of the ground which will continue through to phase five.

Phase 3	This phase involves completing any additional remedial work identified in phase two to be completed such as determining if additional reinforcement is required in higher risk areas. This phase is expected to be complete by the end of 2007.

Phase 4	This phase involves completing underground rehabilitation which includes securing areas to prevent a ground fall or water inflow, re-establishing mine ventilation, installing pumping capacity and re-establishing the ore freezing program. This phase is expected to be complete by the summer of 2008.

Phase 5	This phase involves resuming construction activities in order to meet the scheduled mine completion target of 2010.
While these phases are underway, the area around the flooded second shaft will be frozen after the installation of underground freeze pipes from a nearby tunnel. This is anticipated to be completed by the summer of 2008. Shaft sinking will continue with completion scheduled for 2010.
Cameco has hired internationally qualified independent experts to investigate the two water inflow incidents at the Cigar Lake project and provide corrective action recommendations. The Company will be carefully reviewing the final reports to identify opportunities for improvement.
In the event that the concrete plug being placed in Phase 1 is not successful in securing the inflow area then ground freezing, already incorporated into the remediation plan, will be utilized to secure the inflow area. If this situation occurs, there could be a schedule delay to the start of mine production.
During the underground remediation program, work will continue on the remaining planned surface facilities including the administration/services building, the installation of the mine ventilation fans, and a mine water pipeline containment system, as well as facilities required as a result of the remediation, such as additional dewatering pipelines and brine lines for ground freezing.

28	2006 Cameco Annual Information Form

Construction of the expansion of MLJV’s McClean Lake JEB mill, required to process the Cigar Lake ore, is expected to be complete in 2007, with the exception of the uranium solution off-loading facility which is expected to be complete in 2010. Modifications to Cameco’s Rabbit Lake mill required to complete processing of Cameco’s portion of the ore have not yet started. Detailed design for the required facilities at Rabbit Lake is underway.
Prior to the April 2006 water flow incident, development of No. 2 Shaft was near complete. Prior to the October 2006 water inflow incident, development of the underground workings was approximately 70% complete and surface construction was 60% complete.
     Development
The Cigar Lake project has regulatory obligations to both the federal and provincial governments. Being a nuclear facility, primary regulatory authority resides with the federal government and its agency, the CNSC. The main regulatory agencies that issue permits/approval and inspect the Cigar Lake project are: the CNSC (federal), Fisheries and Oceans Canada (federal), Environment Canada (federal), Transport Canada (federal), Saskatchewan Labour (provincial), and SE (provincial).
In February 2004, an environmental assessment study report for the Cigar Lake mine portion of the project was submitted and subsequently accepted by the CNSC as meeting the requirements of Canadian Environment Assessment Act (“CEAA”) and that the licensing/permitting process for the Cigar Lake project could proceed.
The CNSC issued the construction licence for the Cigar Lake project in December 2004. This licence is valid for the period of December 20, 2004 through December 31, 2007. Due to the October 2006 water inflow event, the construction activities will not be completed by the expiry date of the licence. Therefore, in 2007 Cameco will be applying for amendments to the construction licence to extend its term and potentially address emergency water treatment and other new actions or contingencies, resulting from the October 2006 water inflow event. Cameco believes that an approved amendment to the licence to extend the term should be obtained prior to the end of 2007.
Concurrent with mine construction, an operating license application will be prepared for submission to the CNSC. The operating license process, consisting of document production and two formal hearings, can proceed while construction of the facilities is being completed.
The processing of ore slurry feed from the Cigar Lake mine at the McClean Lake JEB mill was assessed and approved as part of a environmental impact statement for the Cigar Lake project submitted in 1995 and approved in 1997 by the Joint Federal-Provincial review panel on Uranium Developments in Northern Saskatchewan.
In November of 2006, a draft environmental impact statement for the processing of uranium solution at the Rabbit Lake mill was submitted. Cameco does not anticipate any significant problems in obtaining approval for this phase of the Cigar Lake project.
Each of the five phases of the remediation of the rock fall and water inflows at Cigar Lake requires regulatory approval. Regulatory approval has been obtained for Phase 1, other than for the installation of pumps in the four dewatering holes to dewater the mine.
The water treatment/effluent discharge system employed at the Cigar Lake mine site has been designed to take into account both the results of metallurgical testwork programs and Cameco’s experience at other facilities. The design is intended for both typical and emergency water treatment and effluent discharge scenarios. The current system has been approved and licensed by the CNSC and SE. Due to the October 2006 water inflow incident, Cameco is reviewing the emergency mine dewatering strategy. It is likely that the emergency mine dewatering capacity will increase and provision for this has been included in the updated capital cost estimate. This increase in capacity is subject to regulatory approval.
The mining plan for Cigar Lake has been designed to extract all of the current mineral reserves. The mine life based on current mineral reserves will be 14.8 years with an estimated full production rate of 18 million pounds of U3O8 per year recovered from the mill. Cigar Lake will produce less than the full production rate of 18 million pounds of U3O8 in the

29	2006 Cameco Annual Information Form

early and late years resulting in an average annual production rate of 15.1 million pounds of U3O8 over the current mineral reserve life of 14.8 years.
Subject to regulatory approval and successful remediation of the flooded underground mine and No. 2 shaft in a timely fashion, Cameco forecasts that commission activities in ore will commence in 2010 followed by a ramp-up period of two years before reaching the full production rate in 2012.
The following is a general summary of the Cigar Lake production schedule guidelines and parameters:
•	Total mill production of 222.9 million pounds of U3O8 based on an overall milling recovery of 98.5%;
•	Total mine production of 497 thousand tonnes of ore;
•	Average mill feed grade of 20.7 % U3O8;
•	Production scheduled for 2010;
•	Mining rate is variable to achieve a constant production level of U3O8. The average mine production is 100 tonnes per day, but varies annually from 80 to 140 tonnes per day depending on the grade of ore being mined;
•	Two year ramp up to full production of 18 million pounds of U3O8 per year (recovered after miling); and
•	Mine operating life of 14.8 years
The projected total remaining cost to complete the Cigar Lake project is estimated to be $624 million, including remediation, completion of the underground development and surface construction at Cigar Lake, and the completion of the mill modifications at Rabbit Lake and McClean Lake. As of December 31, 2006, $478 million had been spent by the CLJV, for a total combined capital and remediation cost estimate of $1.1 billion.
Cameco’s share of the capital cost to develop Cigar Lake, including its share of costs to modify the McClean Lake JEB and Rabbit Lake mill, is estimated at $508 million, including $234 million spent on construction to date, leaving $274 million to be incurred from 2007 to the completion of underground development and construction at the respective sites. This does not include costs associated with the remediation to address the water inflow incidents.
In addition to the capital costs, the costs relating to the remediation plan to address the water inflow incidents are estimated at $92 million. Cameco estimates its share of remediation costs to be $46 million, of which $5 million was expensed in 2006, leaving $41 million to be incurred by Cameco from 2007 through completion of the remediation. Following dewatering, Cameco expects to have more information about the condition of the underground infrastructure that may impact costs and timelines of remediation.
Additional projected sustaining capital expenditures of $69 million at the Cigar Lake and Rabbit Lake sites will be required to be funded by the CLJV throughout the operating life of the Cigar Lake mine.
Payback for the Cigar Lake project has been considered on many different factors. Excluding all 2006 and prior costs as sunk costs, payback for Cameco would be achieved by the end of 2012 on an undiscounted, pre-tax basis.
If the $478 million, including remediation costs, spent by the CLJV on construction prior to 2007 (of which Cameco’s share was $239 million), is included in the calculation, Cameco would achieve payback by the end of 2013 on an undiscounted, pre-tax basis.
Inkai
Inkai is an ISL project, with two production areas under development (Blocks 1 and 2), located in the central Asian Republic of Kazakhstan and consists of three contiguous licence blocks. The project is owned and operated by Joint Venture Inkai, which is owned by Cameco (60%) and KazAtomProm (40%), a company owned by the Republic of

30	2006 Cameco Annual Information Form

Kazakhstan. The mineral reserve and resource estimates for Inkai are found below at Uranium Concentrates Business – Reserves and Resources.
In April 1999, Joint Venture Inkai received from the government of Kazakhstan a mining licence for Block 1 and an exploration licence for Blocks 2 & 3. The associated subsoil use contract, covering both licences, was signed by the government and Joint Venture Inkai in July 2000.
Test mining operations commenced in April 2002 at Block 2, following regulatory approval, and have continued since that time. At December 31, 2006, since the commencement of operations, the total production at the test mine was approximately 2.1 million pounds. Expansion of the test mine at Block 2 was completed in the first quarter of 2006. Joint Venture Inkai plans to apply for a mining licence in 2007, provided that some Block 2 mineral resources are converted to mineral reserves. Commercial development of Block 2 is planned for 2008.
In September 2005, Joint Venture Inkai approved proceeding with an ISL commercial processing facility at Inkai, located at Block 1. Cameco expects that commissioning of the facility will begin in 2007. Subject to regulatory approval, commercial production is scheduled for 2008.
Full production of 5.2 million pounds of U3O8 per year is planned to be achieved by 2010 from Blocks 1 and 2.
The total cost to bring Inkai to commercial production (100% basis), including the cost of pilot test mine operations, is projected to be $200 million (US). The capital expenditures for Inkai in 2007 are expected to total $90 million (US). The production from the test mine is being sold and the sales proceeds are used to fund construction and operation of the project. Including recoveries related to these sales, the net cost of development at Inkai is expected to be about $95 million (US).
In 2006, a Cameco subsidiary signed an agreement to increase its loan to Joint Venture Inkai from $40 million (US) to a maximum amount of $100 million (US). The Cameco subsidiary also agreed to reduce its financing fee from an effective 10% interest rate to one based upon three-month interbank offered rate (LIBOR) plus a financing fee based on the three-month London interbank offered rate (LIBOR) plus 2%. The $40 million (US) loan amount was based upon constructing a facility that would produce 2.6 million pounds annually. After Joint Venture Inkai commences commercial production, 80% of the cash available for distribution each year will be used to repay the loan until repaid in full.
The July 2000 subsoil use contract, entered into between Joint Venture Inkai and the government of Kazakhstan, lists the taxes, duties, fees, royalties and other governmental charges that are payable by Joint Venture Inkai. The tax law “On Taxes and other Compulsory Payments to the Budget” No.2235 dated April 24, 1995, as amended and in effect on the date this contract was signed, is the tax code that applies for the purposes of calculating these governmental charges.
Joint Venture Inkai will also be subject to excess profits tax. Excess profits tax becomes payable when the internal rate of return of the project (as defined in the applicable tax code) exceeds 20%. Excess profits tax is levied at rates scaled from 4% to 30%, depending on the internal rate of return. The excess profits tax rate is applied to pre-tax net income less income tax. Joint Venture Inkai will not pay excess profits tax in 2007. The timing of excess profits tax in the future, after Joint Venture Inkai reaches commercial production, will be dependent on the internal rate of return of the project.
Through its experience in constructing and operating the test mine, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and based upon its experience to date, Cameco believes that all permits and approvals required for the construction and operation of the new ISL mine will be obtained in a timely fashion.
The Inkai ISL project is subject to decommissioning liabilities. Subsequent to commencement of commercial production, Joint Venture Inkai is required to establish a separate bank account and make contributions to the account as security for decommissioning the property. Contributions to such bank account are capped at $500,000 (US).

31	2006 Cameco Annual Information Form

Exploration
A significant part of Cameco’s future production is expected to result from its global exploration activities. Over the past five years Cameco has been significantly increasing its investment in exploration programs. Cameco invested about $32 million in uranium exploration during 2006 and plans to spend $45 million in 2007.
The Company carries out exploration on a large and expanding land position, which, at December 31, 2006, had reached an area of approximately 4.8 million hectares (11.8 million acres). These exploration lands are principally located in Saskatchewan, Nunavut and Northwest Territories, Australia, and Mongolia. Exploration activities include brownfields work in close proximity to operating mines, greenfields exploration in new target areas, and alliances or other agreements with junior exploration companies that own prospective uranium targets.
Cameco’s owns a range of participating interests in its exploration lands, and either owns or has the right to earn a majority interest in most of the company’s projects. At December 31, 2006, Cameco operated approximately 75% of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified. The nature of mineral exploration is such that discovery of economic deposits on new projects is uncertain and can take many years.
Since the recovery of the world uranium market, and corresponding higher prices for uranium, the competitive environment for uranium exploration has changed. There are more than 300 uranium exploration companies listed on stock exchanges and most of these are actively funding new exploration programs in Canada and other regions. In the newly active sector, Cameco maintains an ongoing dialogue with numerous companies, with the objective of positioning the company for future participation in areas with promising results, and leveraging Cameco’s recognized position in the sustainable development of uranium resources worldwide. Cameco’s approach to future resource replacement will be to combine self-generated exploration activities with partnerships, joint ventures, or equity holdings in other companies with assets that meet the company’s investment criteria.
As part of this strategy, Cameco has entered into several new arrangements and continues to hold equity positions in two junior exploration companies.
At December 31, 2006, Cameco owned a 21.63% interest in UEX Corporation, a TSX listed junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation. Cameco has, as long as it maintains a 20% or higher interest in UEX, certain rights related to financing and marketing production from future UEX uranium deposits. As well, Cameco has the right to mill uranium produced from properties it contributed to UEX at the time of its formation in 2002. In February 2006, Cameco participated in a private placement financing for UEX on a pro rata basis with its equity interest. This participation involved the purchase of 2,222,600 common shares of UEX at a price of $5.00 per share and leaves Cameco’s interest in UEX at 21.63%.
In January of 2006, Cameco also completed the acquisition of a 19.5% share of UNOR Inc. (formerly Hornby Bay Exploration Ltd.), a TSX-listed junior exploration company with exploration assets in Nunavut. Cameco purchased 22.9 million common shares of UNOR at $0.40 per share through a private placement for $9.2 million. The strategic alliance agreement concluded with UNOR provides Cameco certain rights related to financing, mine operation, and marketing, as long as it continues to hold a 10% or higher interest in UNOR. In November 2006, Cameco participated in a further private placement financing for UNOR on a pro rata basis with its ownership interest. This participation involved the purchase of 1,178,963 shares of UNOR at a price of $0.52 per share and maintains Cameco’s interest in UNOR unchanged at 19.5%.
In January 2007, Cameco signed a letter of intent with Vena Resources, a Canadian junior exploration company, to establish a jointly-owned company to explore and develop Vena’s uranium assets in Peru.
In March 2007, Cameco signed additional non-binding memorandum of understandings (MOU) with Tenex to explore in Russia and Canada. Building on the MOU signed in November 2006, Cameco and Tenex have further developed terms on which they would co-operate on joint uranium exploration projects in Russia and Canada, and, if warranted, engage in development and production of deposits that are found. Cameco and Tenex have identified priority projects for possible

32	2006 Cameco Annual Information Form

future joint exploration activities in Russia and Canada that will be disclosed when the agreements are finalized. Cameco anticipates binding agreements will be signed in 2007.
Reserves and Resources
The disclosure in this Annual Information Form of scientific and technical information regarding Cameco’s uranium properties, including reserve and resource estimates and the description of the geology, was prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties
Doug Beattie, Chief Mine Engineer, Engineering and Projects, Cameco Chuck Edwards, Director, Engineering and Projects, Cameco Alain G. Mainville, Director, Mineral Resources Management, Cameco	Dawn Lake Key Lake Millennium Rabbit Lake

Cameron Chapman, Technical Superintendent, McArthur River, Cameco
Chuck Edwards, Director, Engineering and Projects, Cameco
Alain G. Mainville, Director, Mineral Resources Management, Cameco
Gary Haywood, General Manager, McArthur River, Cameco
McArthur River

Doug McIlveen, Cigar Lake Chief Geologist, Cameco
Barry Schmitke, Cigar Lake General Manager, Cameco
Alain G. Mainville, Director, Mineral Resources Management, Cameco
Chuck Edwards, Director, Engineering and Projects, Cameco
Cigar Lake

Dave Crawford, Manager, Project Development, PRI Chuck Foldenauer, Smith-Ranch Highland Mine Manager, PRI Steve Lundsford, Sr. Evaluation Geologist, PRI	Crow Butte Gas Hills – Peach North Butte/Brown Ranch Northwest Unit Reynolds Ranch Ruby Ranch Ruth Shirley Basin Smith Ranch-Highland

Dave Crawford, Manager, Project Development, PRI Steve Magnuson, VP, Engineering & Development, PRI Alain G. Mainville, Director, Mineral Resources Management, Cameco	Inkai
The qualified persons as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.
Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports mineral reserves and resources separately. (See Note Regarding Reserves and Resources above.)
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and includes an estimate of the metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage”.

33	2006 Cameco Annual Information Form

     Uranium Reserves
The following table shows the estimated uranium mineral reserves as at December 31, 2006 on a property basis and Cameco’s share.

	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s	Estimated
		Grade	(lbs		Grade	(lbs		Grade	(Ibs	Share	Metallurgical	Mining
RESERVES	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	U3O8)	Recovery %	Method
PROPERTY	{(tonnes in thousands; pounds in millions)
Cigar Lake	497.0	20.67	226.3	—	—	—	497.0	20.67	226.3	113.2	98.5%	UG
Crow Butte	901.6	0.33	6.5	—	—	—	901.6	0.33	6.5	6.5	85.0%	ISL
Gas Hills – Peach	—	—	—	6,851.0	0.13	19.7	6,851.0	0.13	19.7	19.7	65.0%	ISL
Highland	278.5	0.13	0.8	935.1	0.13	2.7	1,213.6	0.13	3.5	3.5	80.0%	ISL
Inkai	22,694.0	0.07	35.4	63,727.0	0.06	79.0	86,421.0	0.06	114.4	68.6	80.0%	ISL
Key Lake	61.9	0.52	0.7	—	—	—	61.9	0.52	0.7	0.7	98.7%	OP
McArthur River	530.2	17.49	204.5	280.0	26.33	162.5	810.2	20.55	367.0	256.2	98.7%	UG
North Butte/ Brown Ranch	—	—	—	3,874.6	0.10	8.5	3,874.6	0.10	8.5	8.5	80.0%	ISL
Rabbit Lake	40.0	1.15	1.0	696.5	1.18	18.1	736.5	1.18	19.1	19.1	96.7%	UG
Ruby Ranch	—	—	—	2,832.2	0.09	5.5	2,832.2	0.09	5.5	5.5	80.0%	ISL
Ruth	—	—	—	853.7	0.09	1.7	853.7	0.09	1.7	1.7	80.0%	ISL
Smith Ranch	676.9	0.10	1.5	3,143.1	0.12	8.3	3,820.0	0.12	9.8	9.8	80.0%	ISL

Total	25,680.1	—	476.7	83,193.2	—	306.0	108,873.3	—	782.7	513.0	—	—

Notes:

1	Cameco reports mineral reserves and mineral resources separately.

2	Cigar Lake reserves are current as at March 16, 2007.

3	Mill recovery factors must be applied in order to obtain the expected amounts of recovered pounds U3O8.

4	Mineral Reserves incorporate allowances for dilution and mining losses.

5	Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

6	Mineral reserves are estimated using current geological models and current and/or projected operating costs and mine plans. Cameco’s normal data verification procedures have been employed in connection with the mineral reserve estimations for each property, unless otherwise set out in this Annual Information Form.

7	For the purpose of estimating mineral reserves in accordance with NI 43-101, a uranium price of $38.50 (US)/lb U3O 8 was used. For the purpose of estimating mineral reserves in accordance with US Securities Commission Industry Guide 7, a uranium price of $32.30 (US)/lb U 3O 8 was used. Estimated mineral reserves are identical at either price, except for Cigar Lake where they are almost identical.

8	The key economic parameters underlying the mineral reserves include an exchange rate of $0.91 US=$1.00 Cdn.

9	Except as otherwise set out in this Annual Information Form, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

10	Totals may not add up due to rounding.
In addition to the above reserves, Cameco has contractually committed supplies, including supplies under the HEU Commercial Agreement, of approximately 51 million pounds of uranium from January 1, 2007 until the end of 2013.

34	2006 Cameco Annual Information Form

     Uranium Measured and Indicated Resources
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable reserves.
The following table shows the estimated uranium measured and indicated resources as at December 31, 2006 on a property basis and Cameco’s share.

							MEASURED AND
	MEASURED			INDICATED			INDICATED
	(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Mining
RESOURCES	Tonnes	% U3O8	U3O8)	Tonnes	% U3O8	U3O8)	Tonnes	% U3O8	U3O8)	(lbs U3O8)	Method
PROPERTY	(tonnes in thousands; pounds in millions)
Cigar Lake	—	—	—	61.2	4.86	6.6	61.2	4.86	6.6	3.3	UG
Crow Butte	64.5	0.23	0.3	1,475.8	0.25	8.1	1,540.3	0.25	8.4	8.4	ISL
Dawn Lake	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4	OP&UG
Gas Hills – Peach	2,013.0	0.08	3.3	1,153.0	0.07	2.3	3,166.0	0.08	5.6	5.6	ISL
Highland	782.3	0.10	1.7	47.0	0.09	0.1	829.3	0.10	1.8	1.8	ISL
Inkai	—	—	—	11,042.0	0.06	14.2	11,042.0	0.06	14.2	8.5	ISL
McArthur River	75.0	8.51	14.1	39.8	8.37	7.4	114.8	8.49	21.5	15.0	UG
Millennium	—	—	—	446.0	3.81	37.5	446.0	3.81	37.5	15.7	UG
North Butte/ Brown Ranch	1,008.8	0.08	1.9	3,923.6	0.07	6.3	4,932.4	0.07	8.2	8.2	ISL
Northwest Unit	—	—	—	4,000.7	0.03	2.3	4,000.7	0.03	2.3	2.3	ISL
Rabbit Lake	—	—	—	180.4	0.54	2.2	180.4	0.54	2.2	2.2	UG
Reynolds Ranch	3,073.5	0.07	4.5	5,245.3	0.06	7.0	8,318.8	0.06	11.5	11.5	ISL
Ruby Ranch	156.0	0.17	0.6	108.0	0.06	0.1	264.0	0.12	0.7	0.7	ISL
Ruth	99.8	0.10	0.2	125.2	0.07	0.2	225.0	0.07	0.4	0.4	ISL
Shirley Basin	89.1	0.15	0.3	1,635.9	0.11	4.1	1,725.0	0.12	4.4	4.4	ISL
Smith Ranch	30.8	0.20	0.1	2,406.4	0.09	5.0	2,437.2	0.09	5.1	5.1	ISL

Total	7,392.8	—	27.0	32,237.3	—	116.3	39,630.1	—	143.3	100.5	—

Notes:

1	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as reserves.

2	Cigar Lake resources are current as at March 16, 2007.

3	Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

4	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property, unless otherwise set out in this Annual Information Form.

5	Totals may not add up due to rounding.

6	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

35	2006 Cameco Annual Information Form

     Uranium Inferred Resources
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
The following table shows the estimated uranium inferred resources as at December 31, 2006 on a property basis and Cameco’s share.

	INFERRED RESOURCES
	(100% basis)
				Cameco’s
		Grade	Content	Share
	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Mining
PROPERTY	(tonnes in thousands; pounds in millions)				Method
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	2,802.1	0.16	10.1	10.1	ISL
Dawn Lake	—	—	—	—	—
Gas Hills-Peach	656.8	0.05	0.8	0.8	ISL
Highland	587.6	0.15	2.0	2.0	ISL
Inkai	253,918.0	0.05	268.0	160.8	ISL
McArthur River	584.6	7.35	94.8	66.2	UG
Millennium	217.0	2.03	9.7	4.1	UG
North Butte/ Brown Ranch	618.5	0.07	1.0	1.0	ISL
Northwest Unit	627.8	0.04	0.5	0.5	ISL
Rabbit Lake	312.2	0.59	4.0	4.0	UG
Reynolds Ranch	5,333.3	0.04	4.9	4.9	ISL
Ruby Ranch	60.8	0.14	0.2	0.2	ISL
Ruth	210.5	0.08	0.4	0.4	ISL
Shirley Basin	506.8	0.10	1.1	1.1	ISL
Smith Ranch	595.7	0.07	0.9	0.9	ISL

Total	267,348.7	—	516.6	316.1	—

Notes:

1	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as reserves.

2	Cigar Lake inferred resources are current as at March 16, 2007.

3	Mining Method: OP – Open Pit; UG – Underground; ISL – In situ leaching.

4	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property, unless otherwise set out in this Annual Information Form.

5	Totals may not add up due to rounding.

6	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7	Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.

36	2006 Cameco Annual Information Form

     Uranium Reserves Reconciliation
The following reconciliation of Cameco’s share of uranium mineral reserves reflects the changes in mineral reserves during 2006. The 2006 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, change in mining plans, re-estimation and reclassification.
There were only modest changes in mineral reserves in 2006 as outlined in the table below. The more noteworthy of these changes are:
•	At McArthur River, 19 million pounds were upgraded from probable reserves to proven reserves following a review of the mining plan for a portion of Zone 2.

•	At Rabbit Lake, 13.5 million pounds of reserves were added as a result of underground drilling and increased confidence in the geological interpretation.

•	At Cigar Lake, 2.6 million pounds of probable reserves were converted to indicated resources following a revision of the cut-off grade.
Reconciliation of Cameco’s Share of Uranium Reserves
(in thousands of pounds U3O8)

		2006	2006
	December 31, 2005	Throughput [1]	Addition (Deletion) [2]	December 31, 2006
Reserves — Proven
Cigar Lake	113,222	0	—	113,222
Crow Butte	6,815	(897)	597	6,515
Highland	1,807	(1,169)	144	782
Inkai	21,211	0	—	21,211
Key Lake	590	0	—	590
McArthur River	136,323	(12,799)	19,226	142,750
Rabbit Lake	3,127	(1,405)	(711)	1,011
Smith Ranch	2,845	(1,390)	3	1,458

Total Proven Reserves	285,940	(17,660)	19,259	287,539

Reserves – Probable
Cigar Lake	2,625	0	(2,625)	0
Crow Butte	1,013	0	(1,013)	0
Gas Hills – Peach	19,684	0	—	19,684
Highland	2,663	0	—	2,663
Inkai	47,412	0	—	47,412
McArthur River	135,258	0	(21,816)	113,442
North Butte/Brown Ranch	8,524	0	—	8,524
Rabbit Lake	7,863	(4,000)	14,241	18,104
Ruby Ranch	5,462	0	—	5,462
Ruth	1,689	0	—	1,689
Smith Ranch	8,317	0	—	8,317

Total Probable Reserves	240,510	(4,000)	(11,213)	225,297

Total Reserves	526,450	(21,660)	8,046	512,836

Notes:

1	Corresponds to millfeed. The discrepancy between the 2006 mill feed and Cameco’s share of 2006 pounds U3O8 produced is due to mill recovery, mill inventory and the processing of low-grade material.

2	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

37	2006 Cameco Annual Information Form

     Uranium Resources Reconciliation
The following reconciliation of Cameco’s share of uranium mineral resources reflects the changes in mineral resources during 2006. The 2006 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, property acquisitions, change in mining plans, re-estimation and reclassification.
There were only modest changes in mineral resources in 2006 as outlined in the table below. The more noteworthy of these changes are:
•	At McArthur River, measured resources increased by 3.4 million pounds due to reclassification.
•	At Rabbit Lake, 5.3 million pounds of resources were converted to reserves.
•	At Millennium, resources decreased as a result of additional drilling.
•	At Cigar Lake, the increase in resources is due to a change in the cut-off.
Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8)

		2006
	December 31, 2005	Addition (Deletion)[1]	December 31, 2006
Resources – Measured
Crow Butte	0	322	322
Gas Hills – Peach	3,346	—	3,346
Highland	1,663	—	1,663
McArthur River	6,427	3,400	9,827
Millenium	0	—	0
North Butte/Brown Ranch	1,857	—	1,857
Reynolds Ranch	4,493	—	4,493
Ruby Ranch	585	—	585
Ruth	216	—	216
Shirley Basin	304	—	304
Smith Ranch	138	—	138

Total Measured Resources	19,029	3,722	22,751

Resources-Indicated
Cigar Lake	0	3,282	3,282
Crow Butte	8,100	—	8,100
Dawn Lake	7,436	—	7,436
Gas Hills – Peach	2,310	—	2,310
Highland	92	—	92
Inkai	8,521	(5)	8,516
McArthur River	5,136	—	5,136
Millennium	19,220	(3,483)	15,737
North Butte/Brown Ranch	6,303	—	6,303
Northwest Unit	2,341	—	2,341
Rabbit Lake	7,486	(5,322)	2,164
Reynolds Ranch	6,960	—	6,960
Ruby Ranch	143	—	143
Ruth	192	—	192
Shirley Basin	4,085	—	4,085
Smith Ranch	4,984	—	4,984

Total Indicated Resources	83,309	(5,528)	77,781

Total Measured & Indicated Resources	102,338	(1,806)	100,532

Note:

1	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

38	2006 Cameco Annual Information Form

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8) (Continued)

		2006
	December 31, 2005	Addition (Deletion) [1]	December 31, 2006
Resources – Inferred
Cigar Lake	59,105	—	59,105
Crow Butte	10,083	—	10,083
Gas Hills – Peach	845	—	845
Highland	1,977	—	1,977
Inkai	160,793	—	160,793
McArthur River	66,151	—	66,151
Millennium	4,700	(629)	4,071
North Butte/Brown Ranch	966	—	966
Northwest Unit	508	—	508
Rabbit Lake	3,701	332	4,033
Reynolds Ranch	4,912	—	4,912
Ruby Ranch	184	—	184
Ruth	365	—	365
Shirley Basin	1,132	—	1,132
Smith Ranch	896	—	896

Total Inferred Resources	316,318	(297)	316,021

Note:

1	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.
Uranium Fuel Conversion Services
Market Background
     Demand
The demand for UF6 conversion services is directly linked to the level of electricity generated by light water moderated nuclear power plants. The demand for UO2 conversion services is linked to the level of electricity generated by heavy water moderated nuclear power plants such as CANDU reactors.
Cameco estimates western world demand for UF6 and natural UO2 conversion services in 2006 was approximately 60 million kilograms of uranium. Cameco estimates that this demand will increase to approximately 75 million kilograms of uranium by 2016. Demand in the former Soviet Union, Eastern Europe and China in 2006 was about 8 million kilograms of uranium and Cameco estimates it will increase to about 17 million kilograms of uranium by 2016.
Most utility companies operating nuclear reactors purchase their uranium requirements in the form of concentrates directly from mining and milling operators. The uranium contained in the concentrates is refined and converted to fuel grade UO2 or to UF6 for enrichment. The enriched UF6 is then converted to enriched UO2. The natural UO2 and enriched UO2 are fabricated into pellets and loaded into fuel bundles for eventual use in nuclear reactors.
     Supply
The western world UF6 conversion industry consists of Cameco and three other significant producers with an annual conversion capacity of about 46 million kilograms of uranium. Cameco’s total annual available UF6 conversion capacity constitutes almost 40% of the western world capacity. Cameco is the only commercial supplier of conversion for natural UO2 customers in the western world. In 2001, BNFL announced that its Springfields plant would close in 2006 and sold its uncommitted UF6 production to Cameco. Russia supplies most of the UF6 conversion requirements of the former

39	2006 Cameco Annual Information Form

Soviet Union and Eastern Europe in the form of LEU. Russia has not been a significant supplier of toll conversion services to the western world due to the level of integration in the Russian nuclear fuel cycle.
In March 2005, Cameco acquired additional UF6 conversion capacity by entering into a 10-year toll-conversion agreement with BNFL (now Springfields Fuels Ltd. or SFL) to acquire 5 million kilograms of uranium conversion services from SFL’s U.K. plant, which has an annual nameplate capacity of 6 million kilograms of uranium. The toll-conversion agreement is expected to keep the plant open for the duration of this agreement, through 2016. Cameco entered into a number of long-term contracts with utility customers for a significant volume of conversion services to base load this agreement. (See Uranium Fuel Conversion Services – Operations below.)
Supplies of UF6 are also available from secondary sources including excess western inventories, Russian inventory sales in the form of LEU, re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons. These sources are discussed in more detail in the Uranium Concentrates Business section above.
     Prices
Cameco competes on the basis of price, location and service with two other full-scale commercial suppliers of conversion services in the western world and with the secondary supplies mentioned above.
Similar to their procurement of uranium requirements, utilities secure a substantial percentage of their conversion service requirements by entering into long-term contracts with primary conversion service providers. Prices are established by a number of methods, including fixed prices adjusted by inflation indices, reference prices (generally spot price indicators) and annual price negotiations. Contracts can also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid. Fixed price contracts with adjustment for inflation are by far the most common.
Marketing of Conversion Services
     UF6
Cameco’s marketing strategy for UF6 conversion services is similar to that for uranium concentrates. Cameco sells its services directly to utilities located in many different geographic regions of the world primarily through long-term contracts. Cameco currently has UF6 conversion services commitments in excess of 75 million kilograms of uranium with about 42 customers worldwide under long-term contracts. Cameco’s five largest customers account for approximately 32% of these commitments. 53% of Cameco’s committed UF6 conversion services volume is to purchasers in the Americas, 22% in the Far East and 24% in Europe.
At December 31, 2006, most UF6 conversion services commitments are under contracts that contain fixed prices with inflation escalators. Therefore, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. New fixed price contracts being secured by Cameco generally reflect the improved market conditions at the time of contract award. Cameco’s contract portfolio will be positively impacted by these higher fixed priced contracts.
     UO2
Cameco is the only commercial supplier of UO2 for CANDU heavy water moderated nuclear reactors operated in Canada by Bruce Power, OPG, New Brunswick Power Corporation and Hydro Quebec. Cameco also exports UO2 to South Korea for its CANDU reactors and to the United States and Japan for use as blanket fuel in boiling water reactors.
Volumes of Canadian UO2 sales may increase slightly later in the decade if shut-in Canadian owned CANDU reactors are put back into service.
Operations
Cameco owns and operates Canada’s only uranium refinery and conversion facilities. Through its subsidiary Zircatec, Cameco is one of two Canadian commercial suppliers of fuel manufacturing services for CANDU reactors. Cameco has a uranium refining facility within close proximity to Lake Huron and approximately eight kilometres west of Blind River, Ontario (approximately 600 kilometres north-west of Toronto, Ontario). Blind River has a population of about

40	2006 Cameco Annual Information Form

4,000. Cameco also has two conversion plants within the Municipality of Port Hope, Ontario (pop. approx. 16,000) approximately 100 kilometres east of Toronto, on the shore of Lake Ontario. Zircatec’s plants are located in Port Hope for the manufacture of fuel bundles and in Cobourg, Ontario, for the manufacture of zirconium parts for the fuel bundles and various reactors parts. Zircatec’s Cobourg plant is 10 kilometres east of its Port Hope plant. Cameco’s Blind River and Port Hope conversion facilities and Zircatec’s Port Hope manufacturing facility were re-licensed by the CNSC for a five-year period commencing on March 1, 2007.
     Blind River — Refining
The Blind River facility has an annual licensed capacity of 18 million kilograms of uranium as UO3 and in 2006 produced 17.2 million kilograms of uranium as UO3. It includes a uranium refinery, a large storage area for uranium concentrates, and weighing and sampling facilities. The Blind River facility refines the concentrates delivered by uranium concentrate suppliers from throughout the world into nuclear grade UO3. Nearly all of the UO3 is shipped to Port Hope for conversion into either UF6 or UO2 or to Springfields, UK for conversion into UF6 as noted below. A small quantity of UO3 is supplied to others for blending with enriched uranium to produce suitable reactor fuel.
In March 2005, Cameco entered into a 10-year toll conversion agreement with BNFL (now Springfields Fuels Ltd. or SFL). Under the agreement, a base quantity of 5 million kilograms of uranium as UO3, supplied by Blind River, is to be converted annually into UF6, by SFL’s U.K. plant. In 2006, SFL began shipping UF6 produced from UO3 supplied by Blind River. Cameco will be investing about $6 million at Blind River and $4 million at Springfields to implement the agreement.
In the fourth quarter 2006, Cameco filed an Environmental Assessment Study Report with the CNSC to support an increase Blind River’s annual licensed production capacity to 24 million kilograms of uranium as UO3 from 18 million kilograms of uranium as UO3. Some relatively minor changes are required at the refinery to achieve the increased capacity. These changes require an environmental assessment and regulatory approval. This increase in Blind River’s licensed capacity is intended to provide Cameco sufficient capacity to supply UO3 to Port Hope, Springfields and other customers.
Following a hearing in December 2006, Cameco received CNSC approval for the addition of pollution abatement equipment to the Blind River incinerator. This equipment is required to meet new Canadian regulatory standards that came into effect January 2007. Installation of the equipment is expected to be completed in the first quarter 2007. An amendment from the CNSC to the operating licence is required to use the new equipment. Material is being stored at Blind River and Port Hope until the equipment is installed and regulatory approval is received to recommence incinerator operation.
     Port Hope — Conversion
The Port Hope conversion plants produce natural UO2 and natural UF6. In 2006, the plants produced 12.5 million kilograms of uranium as UO2 and UF6. The UO2 plant is licensed for 2.8 million kilograms of uranium per year and produces UO2 used as fuel in Canadian and other CANDU heavy water nuclear reactors, as well as blanket fuel for light water nuclear reactors. The UF6 plant, licensed for 12.5 million kilograms of uranium per year, converts UO3 to UF6 using hydrogen, hydrogen fluoride and fluorine in a series of process steps. The UF6 is then shipped to enrichment plants in the United States, Europe and Japan for further processing to low enriched UF6 prior to conversion to enriched UO2, which is used as reactor fuel for light water nuclear reactors.
Cameco has filed with the CNSC a project description for Vision 2010, a project to modernize the Port Hope conversion facility site. The CNSC has advised that the project will be subject to an environmental assessment in order to comply with regulatory requirements. The scope of the required environmental assessment study has not yet been issued by the CNSC.
The Port Hope conversion facility has approximately 200 unionized hourly employees who are represented by two locals of the United Steelworkers of America. Following a strike in 2004, a collective agreement was reached, which will expire on June 30, 2007.

41	2006 Cameco Annual Information Form

     Zircatec – Fuel Fabrication
In December 2005, Cameco announced that it had agreed to buy Zircatec. The purchase was completed on February 1, 2006, at a purchase price of $109 million. Zircatec’s Port Hope facility manufactures fuel bundles for CANDU reactors. Zircatec’s Cobourg facility produces zirconium tubing for use in fuel bundles, and other Candu reactor components and monitoring equipment. Zircatec has the capacity to produce approximately 1.2 million kilograms of uranium annually as finished fuel. Zircatec has approximately 120 unionized employees who are represented by the United Steelworkers. Zircatec’s collective agreement with its unionized employees expires on June 1, 2007.
Zircatec has signed a fuel manufacturing services agreement covering all of the fuel manufacturing requirements for the Bruce A and Bruce B reactors through to 2018. This represents a substantial portion of Zircatec’s business. Under the arrangement, Zircatec will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for the Bruce A and B reactors.
Zircatec’s Port Hope plant is planned to be modified to produce a new fuel bundle containing slightly enriched uranium dioxide powder (SEU) for use in the Bruce A and possibly the Bruce B reactors. Zircatec has commenced the application process for regulatory approval from the CNSC to produce these new fuel bundles, known as Low Void Reactivity Fuel (LVRF). LVRF bundles are designed to improve the performance of the reactors and involve use of mixed natural UO2 and dysprosium oxide in the centre element of each bundle and SEU in all other elements. Zircatec is currently licensed to process limited quantities of enriched uranium, but needs a license amendment to proceed with the manufacture of commercial quantities for the LVRF fuel bundles. The CNSC has determined that an environmental assessment is required to support the licence amendment and the plant modifications to manufacture LVRF. Zircatec intends to apply for the licence amendment following approval of the environmental assessment. Zircatec has already produced some demonstration bundles containing SEU. The modifications costs have been paid by BPLP; however, discussions regarding new cost sharing arrangements for the Zircatec plant modifications are expected to occur. These discussions are the result of the plan for LVRF to be used first in the Bruce A reactors in connection with the Bruce A refurbishment project.
Research and Development
The activities of all operations are supported by the Cameco Technology Development group, which is actively engaged in supporting new business initiatives as well as developing new processes to maintain and enhance Cameco’s position as a competitive and leading producer of uranium concentrates, refining and conversion services. For 2006, expenditures related to these activities were approximately $2.7 million.
Legal Proceedings
A description of certain legal proceedings to which Cameco or its subsidiaries are a party is included in Note 24 to the Consolidated Financial Statements for the fiscal year ended December 31, 2006, which are incorporated herein by reference.
Environmental Matters
Cameco’s operations are subject to numerous laws and regulations regarding environmental matters and the management of hazardous wastes and materials. Changes in environmental laws and regulations or more stringent application of existing standards could cause additional expense, capital expenditures, restrictions or delays in the exploration, development, operation or decommissioning of the Company’s properties.
Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $312.6 million. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of approximately $209.5 million in the form of letters of credit to satisfy current regulatory requirements. See Note 8 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006.

42	2006 Cameco Annual Information Form

Cameco Initiatives
Cameco’s environment and safety and health efforts are both corporate and site-based. Accordingly, corporate and site-based environment and safety and health departments have been created to manage and coordinate the Company’s environmental assessment and regulatory compliance and reporting functions. Cameco conducts regular environment and safety and health audits of its sites. For 2006, annual expenditures of about $40 million were dedicated to environmental monitoring, protection, assessment and safety and health programs.
Like other large industrial organizations, Cameco utilizes chemicals in its operations that could be hazardous to health and the environment if handled incorrectly. Employees are trained in the proper use of hazardous substances and in emergency response techniques.
Cameco has had formal environmental and safety and health policies in place since 1991 and an environmental management system at its operating sites since 1999. In 2005, an initiative was undertaken to integrate the existing safety and health, environment and quality policies into one policy. This policy was developed in order to address changing regulatory and industry standards and was approved and distributed in late 2005 for implementation at all sites and the corporate head office. In addition to the creation of an integrated policy, Cameco revised four existing programs that supported the original policies and developed two additional programs to further support the integrated policy.
The environment management, safety and health management, quality management and management system audit programs were revised and the radiation protection program and emergency preparedness and response program were developed and approved for use in late 2005. The quality management program was revised, in part, to become the core document in the integrated management system, thereby reducing the amount of redundant information that previously existed within the six programs. As such, the remaining five programs refer to the quality management program when discussing similar system elements. The development of the integrated policy and the supporting program documents further defines Cameco’s commitment to ensuring policies, programs and procedures are in place for use by sites and corporate head office as part of an overall integrated management system.
This integrated system reinforces the Company’s commitment to ongoing management of environmental risks and is structured to be compatible with the requirements of the relevant international standard, ISO 14001. The Port Hope conversion facility, Blind River, Key Lake, McArthur River, Smith Ranch-Highland, Crow Butte and Inkai operations have been ISO 14001 certified.
Cameco’s Canadian uranium sites, and select corporate departments, made good progress on Quality Management System (“QMS”) activities and generally met their 2005 QMS implementation objectives. CNSC audit and inspection results in QMS-related areas showed marked improvement during the year. In 2006, QMS efforts were concentrated on improving QMS efficiency and effectiveness and addressing opportunities for improvement identified through internal and external auditing and other assessments.
The Company has a safety, health and environment committee of the board of directors, which regularly reviews environmental and safety aspects of the Company’s operations. To promote better communication with communities in northern Saskatchewan on environmental and other matters, the Company organized the Northern Community Liaison Committee in 1990 and the Athabasca Working Group in 1993 (with CLMC and AREVA’s predecessor Cogema). The Company also co-operates with the northern community environmental quality committees organized by the province of Saskatchewan. At its fuel services sites in Ontario, Cameco also conducts regular environment-focused community liaison activities.
Canada
Environmental matters related to Cameco’s operations in Canada are the subject of ongoing public scrutiny and regulatory review by the CNSC, Environment Canada, the federal Department of Fisheries and Oceans, SE and the Ontario Ministry of the Environment (“MOE”).

43	2006 Cameco Annual Information Form

     Decommissioning and Reclamation
Once the Company’s reserves of a particular deposit in Canada have been exhausted or after processing activities have been permanently suspended, Cameco and its partners are required by law to decommission operating sites, including waste rock and tailings management facilities, and reclaim those areas affected by their activities, to the satisfaction of provincial and federal regulatory authorities. For financial statement purposes, Cameco recognizes the fair value of the liability for an asset retirement obligation in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of decommissioning and reclamation. Cameco’s estimation of these future costs is based upon the application of reclamation techniques, which are believed to be capable of generating reasonable environmental and radiological performance. These estimates are reviewed by the Company for accounting purposes, as well as for licence renewal applications as required by regulatory agencies. The regulatory agencies accept the decommissioning plans in concept. As Cameco properties approach or go into decommissioning, further regulatory review of the detailed decommissioning plans may result in additional requirements, associated costs and financial assurances. As of December 31, 2006, Cameco carried a liability of $209 million on its balance sheet for reclamation costs related to its uranium ($118 million) and fuel services ($91 million) businesses. See Note 8 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006.
Both the CNSC and SE have regulations requiring financial assurances for decommissioning and reclamation of mine sites. Conceptual decommissioning and reclamation plans and financial assurances in the form of letters of credit have been filed with the provincial government for Rabbit Lake in the amount of $36.4 million, for McArthur River in the amount of $6.2 million, and Key Lake in the amount of $38 million. Cameco has also provided a $3.5 million letter of credit for its share of the financial assurances for Cigar Lake decommissioning. Cameco, as project operator of Cigar Lake joint venture, has filed a conceptual decommissioning and reclamation plan for test mining infrastructure and surface disturbance.
Cameco’s refining and conversion facilities and Zircatec’s fuel manufacturing facilities are subject to decommissioning liabilities. Financial assurances for decommissioning in the form of letters of credit have been filed with the CNSC for Port Hope in the amount of $33.8 million, for Blind River in the amount of $14.6 million, and for Zircatec facilities in the amount of $3.3 million. The decommissioning estimates for these facilities were reviewed as part of the renewal of their CNSC licences. As a result, the decommissioning estimates for these facilities have increased to about $150 million.
Pursuant to the Reorganization of SMDC and ENL (now CEI), Cameco assumed the ownership and primary responsibility for the management of wastes existing at the time of the Reorganization (“Historical Waste”) at the Port Hope Conversion Facility, the Blind River Refinery, the Port Granby Waste Site and the Welcome Waste Site (“Historical Facilities”), all located in Ontario. The Company assumed liability for the first $2 million of all costs in respect of any claim arising out of or related to the Historical Waste and all decommissioning and reclamation costs at the Historical Facilities and 23/98ths of the next $98 million of such costs. CEI retained liability for the balance of the costs up to $100 million and for all the costs in excess of $100 million, effectively capping Cameco’s liability at $25 million.
On October 6, 2000, the government of Canada and certain Port Hope area communities announced the signing of a “Principles of Understanding”, establishing the framework for development of a legal agreement for the clean up, storage and long-term management of certain of the Historical Wastes. On June 19, 2001, the government of Canada announced that the legal agreement had been signed and that it would invest about $260 million over 10 years to carry out the work. In July 2002, the government of Canada released the scope document for the environmental assessment of the project to manage low-level radioactive waste for the long term in the Port Hope area. The project remains in the environmental assessment process. In a hearing that took place in January 2007, the CNSC considered the environmental assessment screening report for this project. With respect to the Port Hope and Welcome Waste portion of the project, the CNSC has accepted the screening report and concluded the project, taking into account mitigation measures identified in the screening report, is not likely to cause significant adverse environmental effects.
Pursuant to the Principles of Understanding, in March 2004, Cameco reached an agreement to transfer the Port Granby Waste Site and Welcome Waste Site to the government of Canada, which through its ownership of ENL indirectly

44	2006 Cameco Annual Information Form

owned these waste sites prior to 1988. The transfer will occur after the government receives a licence to construct a long-term waste management facility at these sites. As part of the transaction, the government has agreed to accept, without charge, 150,000 cubic metres of Cameco owned low-level radioactive waste.
The government has also agreed to assume all liability for wastes located at these sites after taking ownership, subject to Cameco’s obligation to complete its maximum contribution of $25 million towards management and decommissioning of Historical Wastes. Cameco had previously recognized this liability for its maximum contribution of $25 million toward the cost of managing this material of which about $4.5 million has actually been spent to the end of 2006.
Cameco has an agreement with Denison Mines Corporation for the processing of certain uranium-bearing by-products from Blind River and Port Hope at the White Mesa mill in Blanding, Utah. While this arrangement has addressed the accumulated inventory of by-products and is addressing current recycling requirements for these by-products, other outlets are being considered. In 2001, a mill scale pilot test program of recycling these by-products at Cameco’s Key Lake mill was completed and, in 2002, Cameco submitted a proposal to federal and provincial regulatory authorities for approval to recycle these by-products at the Key Lake mill. Provincial regulatory approval was received on February 21, 2003. Federal regulatory approval is still pending. Cameco is uncertain when it will be received.
Please see the Bruce Power and Centerra sections of this Annual Information Form for a discussion of the reclamation and decommissioning arrangements pertaining to their operations.
     Regulatory Compliance
Potentially significant regulatory issues relate to the establishment of new criteria for levels of uranium in ambient air in the vicinity of the Company’s Ontario operations and new criteria for effluent from Cameco’s Saskatchewan mine and mill sites, regulatory expectations with respect to firefighting and emergency response, and decisions arising from the current evaluation of substances carried out under the Canadian Environmental Protection Act, 1999 (“CEPA”). Changes to the regulatory framework may require additional response by Cameco in the near term in order to remain in compliance.
These new regulatory initiatives have and likely will continue to generate additional environmental studies in the vicinity of these operations. Future regulatory initiatives will likely have a similar effect. This is particularly evident in the area of pre-licensing environmental assessment, where additional studies have translated into further regulatory requirements on the Company. Cameco continues to face challenges from the burden of increasing regulatory demands from the CNSC, Canadian Environmental Assessment Agency and other federal and provincial regulators.
In addition to the issues noted above, the primary regulator, the CNSC, has increased its fees charged to the nuclear industry. The CNSC is increasing the regulatory burden as a result of the Nuclear Safety and Control Act (“NSCA”) and the CNSC’s interpretation of its responsibilities under the NSCA, the CEAA and the CEPA. For instance, Cameco has been directed to implement a formal quality assurance program to manage its Canadian nuclear operations and the scope of assessment needed for regulatory approval of changes to licence conditions has expanded. Lower tier operational changes are increasingly subject to regulatory review, which may include delays due to longer regulatory approval processes. These increasing requirements are expected to result in gradually increasing administration costs and some additional capital expenditures for compliance. As well, the complex regulatory approval process reduces Cameco’s flexibility to make operational changes in a timely fashion.
In recent years, when auditing Cameco, the CNSC has put a priority on auditing specific environmental and safety related programs. These have included such aspects as: radiation protection programs; environmental monitoring; fire protection; operational quality assurance; organization and management evaluation; transportation systems; geotechnical monitoring; and ventilation systems. These program-specific audits and regular site inspections by regulatory project officers have generated, and are intended to continue to generate, actions to improve environmental and safety performance and ensure that these risks remain well managed. Resulting program modifications are typically procedural and do not incur large capital costs.

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US Environmental Regulation
Cameco subsidiaries’ ISL operations in the US are subject to numerous federal, state and local regulations governing, among other things, air emissions, water discharges, hazardous materials handling and disposal and site reclamation.
After mining has been completed, an ISL wellfield must be restored in accordance with regulatory requirements. Generally this involves restoring the groundwater to its pre-mining use or class of use water standard. Restoration of Crow Butte wellfields is regulated by the Nebraska Department of Environmental Quality (“NDEQ”) and the Nuclear Regulatory Commission (“NRC”) and restoration of Smith Ranch-Highland wellfields is regulated by the Wyoming Department of Environmental Quality (“WDEQ”) and NRC.
Crow Butte has three wellfields under restoration. In accordance with regulatory requirements, Crow Butte has provided a $23 million (US) letter of credit to the State of Nebraska as security for decommissioning the property.
Smith Ranch-Highland has three wellfields under restoration. In accordance with regulatory requirements, PRI has provided letters of credit totalling $40 million (US) to the State of Wyoming as security for decommissioning Smith Ranch-Highland.
The NRC had previously considered adopting an alternate process whereby a state government (in non-agreement states such as Wyoming and Nebraska) could regulate groundwater issues through a memorandum of understanding entered into with the NRC. The NRC has not made a final decision regarding the use of such memoranda. Discussions continue with regulators to establish clear jurisdiction and criteria for wellfield restoration.
Despite encouraging signs to the contrary, the time for regulators to accept restoration of the remaining wellfields is an important issue for Cameco subsidiaries’ US ISL operations, since it remains uncertain when, and at what cost, these operations will be able to complete restoration of mined out ISL wellfields to the satisfaction of regulators.
Government Regulation
Cameco’s business is subject to various levels of extensive governmental controls and regulations that are amended from time to time. The Company is unable to predict what additional legislation or amendments may be proposed that might affect its business or when any proposals, if enacted, might become effective.
Outlined below are some of the more significant government controls and regulations that materially affect the Company’s uranium business.
Treaty on the Non-Proliferation of Nuclear Weapons (the “NPT”)
The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the “IAEA”). A number of countries are signatories to the NPT, including Canada, the US, the United Kingdom and France. As Canada, the US and other jurisdictions signed the NPT, Cameco is subject to it and complies with IAEA requirements.
Canadian Uranium Industry Regulation
The Canadian federal government has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through legislation, regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada that the CNSC may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The legislation and regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.

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     Mine Ownership Restriction
The latest expression of Canadian government policy on non-resident ownership of uranium mining properties is contained in a letter dated December 23, 1987 from the Minister of State (Forestry and Mines) to the Canadian uranium industry. The basic limit for non-resident ownership of uranium properties at the stage of first production is 49%. Resident ownership levels of less than 51% will be permitted if the property is in fact Canadian-controlled. Exceptions to the policy may be granted subject to Cabinet approval and will be provided only in cases where it is demonstrated that Canadian partners cannot be found.
     Cameco Ownership Restriction
As part of the Canadian government regulation of the Canadian uranium mining industry, the Eldorado Nuclear Limited Reorganization and Divestiture Act imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of shares. Please see Description of Securities — Restrictions on Ownership and Voting for a description of the constraints imposed by this act.
     Canadian Nuclear Safety and Control Act
In Canada, control of the mining, extraction, use and export of uranium is governed by the NSCA, a federal statute. The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion, fabrication and transportation. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms and conditions of a CNSC licence. The licence specifies conditions that the licensees must satisfy in order to maintain the right to operate their nuclear facilities.
A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee’s performance against the objectives. The regulations made under NSCA include provisions dealing with facilities licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.
The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers, and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also emphasizes environmental matters, including a requirement that licence applicants and licensees make adequate provision for the protection of the environment.
All of the Canadian operations of the Company are governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued, which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. The Company may also be subject to prosecution (including criminal prosecution in some circumstances) if it fails to comply with such applicable statutes and regulations. Environmental regulation of the uranium mining industry in Saskatchewan and the uranium processing industry in Ontario are also regulated under provincial legislation in addition to federal legislation of general application. Progress continued to be made to better harmonize provincial and federal regulatory regimes in Saskatchewan. In February 2003, the federal and provincial governments signed an agreement with this intent.

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     Uranium Export Regulation
The export of uranium is regulated by the Canadian federal government which establishes nuclear energy policy. Cameco’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade, respectively, and such licences and permits are obtained by Cameco for all such exports.
US Uranium Industry Regulation
Uranium recovery in the US is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”). The NRC issues Domestic Source Material Licences pursuant to 10 CFR Part 40. The review of a licence application is governed by the National Environmental Policy Act (“NEPA”) which is implemented through 10 CFR, Part 51.
The uranium recovery industry in Wyoming is also regulated by the WDEQ, Land Quality Division (“LQD”) pursuant to the Wyoming Environmental Quality Act (“WEQA”) and the LQD Non-Coal Rules and Regulations arising from the WEQA. Pursuant to WEQA, the WDEQ issues a permit to mine which is administered by the LQD. In addition, the state administers a number of Environmental Protection Agency (“EPA”) programs under the Clean Air Act and the Clean Water Act, some of which are incorporated into the LQD Non-Coal Rules and Regulations (for example the Underground Injection Control regulations under the Clean Water Act). Currently wellfield decommissioning is required to the pre-mining use standard in Wyoming.
Similarly, the uranium recovery industry in Nebraska is regulated by the NRC and the NDEQ pursuant to the Nebraska Environmental Protection Act. Pursuant to this act and the regulations made thereunder, the NDEQ issues a permit to mine. In Nebraska wellfield groundwater restoration is required to the class of use water standard.
In all cases, failure to comply with NRC licence and/or state permit-to-mine conditions, or a failure to comply with other applicable rules and regulations, can bring enforcement action, which could result in an order to cease operations and other regulatory actions. NRC enforcement policy describes a progression of enforcement starting with a notice of violation and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.
At Smith Ranch-Highland, safety is regulated by the Wyoming State Mine Inspector’s Office. The federal Occupational Safety and Health Administration regulates safety at Crow Butte.
Other agencies are involved in the regulation of the uranium recovery industry, either directly or indirectly, including the EPA, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the US Fish and Wildlife Service, Nebraska Department of Health and Nebraska Department of Water Resources.
The export of uranium from the US and the movement of nuclear materials within the US are also regulated by the NRC. While specific sales contracts are not reviewed or approved, export licences for shipment of uranium outside the US are granted by the NRC.
Land Tenure
     Saskatchewan Operations
Most of the Company’s uranium reserves and resources are located in Saskatchewan. The right to explore for minerals is acquired by the Company in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The term of a Mineral Claim is two years, with the right to renew for successive one year periods. To maintain a Mineral Claim in good standing, generally, the holder must expend a prescribed amount on exploration. Excess

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expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a crown lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.
The right to mine minerals is acquired by the Company as a lessee under a mineral lease from the province of Saskatchewan (a “Crown Lease”). A Crown Lease is for a term of 10 years, with a right to renew for successive 10-year terms in the absence of default by the lessee. The lessee is required to expend certain amounts for work during each year of a Crown Lease. A Crown Lease cannot be terminated except in the event of default and for certain environmental concerns as prescribed in The Crown Minerals Act (Saskatchewan). However, Crown Leases may be amended unilaterally by the lessor by an amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).
The surface facilities and mine shafts are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands is acquired under a surface lease (a “Surface Lease”) from the province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socioeconomic objectives and as a result contain certain undertakings in this regard.
The Company’s uranium mining and exploration properties in Saskatchewan are located on traditional lands of First Nations. Pursuant to historical treaties, First Nation bands ceded title to most traditional lands in northern Saskatchewan in exchange for treaty lands but generally retained their right to hunt, fish and trap on these traditional lands. Cameco understands that the federal and Saskatchewan governments have a duty to consult First Nations before taking actions that affect the ability of First Nations to exercise these rights.
A 2004 decision of the Supreme Court of Canada, involving the Haida First Nation and lands not ceded to the government of British Columbia pursuant to a treaty, affirmed the existence of a legal duty on the government to consult and, in certain circumstances, accommodate asserted aboriginal interests on an interim basis pending final resolution by treaty or otherwise. The duty to consult and accommodate does not, however, extend to private industry who seek governmental approval to conduct activities on Crown land. Moreover, the duty does not require that the First Nation agree to the proposed accommodation. In a 2005 decision involving the federal Crown and the Mikisew Cree First Nation, the Supreme Court of Canada further examined consultation and accommodation duties, this time in the context of historical treaty rights. The Court confirmed that First Nations do not hold a veto power over a proposed project despite having a treaty right to be consulted. Further, the Supreme Court clarified that when a project contemplates any potential impact on the treaty rights of a First Nation, the Crown is not automatically obligated to consult with every First Nation that happens to be a signatory to that particular treaty before they take actions that will affect the ability of First Nations’ people to exercise these rights.
In February 2004, Cameco received correspondence from the English River First Nation (the “ERFN”) asserting a right to be consulted with respect to the use of its traditional lands, which encompass the McArthur River mine, Key Lake mill and certain exploration areas. In December 2006, Cameco was copied on correspondence sent by legal counsel to the ERFN to various provincial government Ministers that indicated that if any further permits are issued without appropriate consultation and notification, the ERFN will “take appropriate actions to prevent the permit holders from intruding on their property.”
In January 2005, the Métis Nation of Saskatchewan made a similar assertion to that made by ERFN in February 2004, but which also threatened non-violent civil disobedience, which would have a negative impact on Cameco’s operations. In February 2005, the Métis Nation of Saskatchewan stated that, in order to pressure the government of Saskatchewan to meet its demands, it would establish road blockades at junctions of certain provincial highways near Key Lake. As the threatened road blockades could have resulted in Cameco ceasing milling and mining operations at Key Lake and McArthur River, Cameco obtained an injunction from the Saskatchewan Court of Queen’s Bench, prohibiting the Métis Nation of Saskatchewan from proceeding with the road blockade.

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Although formal demands to be consulted came from the ERFN and the Métis Nation of Saskatchewan, the right to be consulted and accommodated with respect to development on aboriginal traditional lands is an expectation of all First Nation groups in northern Saskatchewan. While not having a legal duty to consult, Cameco has a practice of engaging in extensive dialogue with First Nations and other stakeholders in northern Saskatchewan and believes it has good relations with them. Cameco also employs a significant number of First Nations and Métis people at its operations and has substantial business relationships with First Nations and Métis residents in northern Saskatchewan and provides other social and educational support for them in northern Saskatchewan.
First Nations in Saskatchewan generally assert that the historical treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to the land. First Nations have launched a lawsuit in Alberta claiming that they did not cede title to oil and natural gas when they ceded title to the land. A similar lawsuit could be brought by First Nations in Saskatchewan.
     US Operations
The Company’s uranium reserves and resources in the US are held by subsidiaries and are located in Wyoming and Nebraska. The right to mine or develop minerals is acquired either by leases from the fee simple owners (private parties or the state) or mining claims located on property owned by the US Federal Government. In addition, the Company’s subsidiaries acquire surface leases that allow wellfield installation and operation to permit the mining of the uranium reserves by ISL methods.
Canadian Royalties and Certain Taxes
Cameco pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Schedule”), as amended. Royalties include both a basic royalty and a tiered royalty. The basic royalty is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit equal to 1% of the gross sales of uranium.
The tiered royalty is an additional levy on the gross sales of uranium that applies only when the sales price of uranium exceeds levels prescribed by the Schedule. Uranium sales subject to the tiered royalty are first reduced by capital allowances as permitted by the Schedule for new mine or mill construction and certain mill expansion. When these capital allowances are reduced to zero, tiered royalties become payable. Both the prices and the capital allowances as defined in the Schedule are adjusted annually to reflect changes in the Canadian gross domestic product.
The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

		Canadian Dollar
	Royalty Rate	Sales Price in Excess of:
	6%	$16.16
Plus	4%	$24.24
Plus	5%	$32.33
The above prices are applicable to 2006 and are in Canadian dollars. The index value required to calculate 2007 rates is expected to be published in April 2007.
For example, if the sales price realized by Cameco was $35 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):
[6% x ($35.00 – $16.16) x pounds sold] + [4% x ($35.00 – $24.24) x pounds sold] + [5% x ($35.00 – $32.33) x pounds sold]
Cameco did not pay tiered royalties in 2006 and prior years due to the availability of prescribed capital allowances that reduce uranium sales subject to tiered royalties. Cameco expects its capital allowances to be fully exhausted during 2007 and, therefore, expects to pay tiered royalties in 2007. The amount of tiered royalties payable in 2007 is estimated to be $10 million, after tax. Cameco will be eligible for additional capital allowances once Cigar Lake commences production,

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at which time Cameco expects to not be required to pay tiered royalties until the additional allowances are fully exhausted.
Cameco is subject to capital taxes on paid-up capital (as defined for capital tax purposes in the relevant provincial legislation) in respect of its operations in Saskatchewan and in Ontario. In Saskatchewan, it pays at a rate of 0.3% (reducing to 0.15% July 1, 2007) on paid-up capital in excess of $10 million (note that this exemption amount can be as high as $20 million, depending on the percentage of salaries and wages paid in Saskatchewan). In addition, a resource corporation in Saskatchewan pays a corporate resource surcharge of 3.3% (reducing to 3.1% July 1, 2007) of the value of resource sales. This surcharge is only payable to the extent that it exceeds the regular capital tax. In Ontario, the Company pays a tax of 0.285% on paid-up capital allocated to Ontario.
Canadian Income Taxes
Cameco, certain wholly owned subsidiaries, Centerra and UEM are subject to federal and provincial income tax in Canada. Current income tax expense for 2006 was $91.7 million.
For federal income tax purposes, 65% of royalties are deductible in 2006 increasing to 100% in 2007. Cameco is eligible for the resource allowance (except at its Ontario fuel services operations and Bruce Power), which is a deduction from income for tax purposes. The resource allowance is equal to 25% of adjusted resource profits, as defined in the Income Tax Act. The resource allowance is 35% deductible in 2006 in calculating taxable income. The resource allowance deduction is being phased out and has been eliminated for 2007. Cameco’s Ontario fuel services operations and Bruce Power are eligible for the manufacturing tax credit and processing tax credit.
US Taxes
In Wyoming, Cameco subsidiaries pay severance taxes, property taxes and ad valorem taxes. In Nebraska, Cameco subsidiaries pay severance taxes and property taxes. The total of these taxes paid in 2006 was 2.8 million (US).
The Company’s US subsidiaries are subject to US federal and state income tax. The Company’s US subsidiaries may also be subject to Alternative Minimum Tax (AMT) at a rate of 20%. AMT paid in prior years may be carried forward indefinitely to be applied as a credit against future regular income taxes. Current income tax expense for 2006 was $6.5 million.
Employees
At December 31, 2006, Cameco and its subsidiaries had 2,446 employees (this number does not include Centerra and Joint Venture Inkai employees). Of this total, 791 employees are represented by four separate locals of the United Steelworkers trade union. The collective agreements for each of the two bargaining units at the Port Hope conversion facility expire on June 30, 2007 and the collective agreement for the bargaining unit at Zircatec expires June 1, 2007. The collective agreement for the bargaining unit employees at the McArthur River and Key Lake operations expires December 31, 2009.
Bruce Power LP – Nuclear Electrical Generation
Overview
     Business
Cameco, through subsidiaries, owns a 31.6% limited partnership interest in BPLP. BPLP’s business is the generation and sale of electricity into the Ontario wholesale market. Electricity from the Bruce site is generated by four Bruce B and two Bruce A nuclear-powered units. The Bruce B nuclear units and two Bruce A units have capacity to supply about 20% of Ontario’s electricity needs. As of October 31, 2005, BPLP was restructured and a new Bruce Power A Limited Partership (“BALP”) was formed to hold a sublease for the two Bruce A nuclear-powered units that have been operating and two additional Bruce A units that are presently undergoing refurbishment. Cameco no longer holds an interest in the four Bruce A units and does not have any ownership interest in BALP.

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Nuclear generation harnesses the energy released during controlled nuclear fission reactions to produce steam that is used to drive turbines to generate electricity. Nuclear generation has two main advantages: it is a relatively low marginal-cost production technology and it produces virtually no SOx, NOx, CO2 or mercury. The latter advantage is increasing in significance as governments implement stricter air emission standards.
Nuclear stations have greater operational, maintenance, waste and decommissioning costs and have greater initial capital development costs than other generation technologies. This reflects the complexity of the technical processes that underlie nuclear power generation and additional design, security and safety precautions that are taken to protect the public from potential risks associated with nuclear operations. Offsetting these cost factors is the relatively low cost of nuclear fuel compared with fossil fuel costs. In general, BPLP’s nuclear stations have a lower operating cost per megawatt-hour of electricity produced than fossil fuelled facilities.
     Acquisition of Interest
In 2001, Cameco, through its wholly owned subsidiary, Cameco Bruce Holdings Inc., acquired an initial 15% limited partnership interest in BPLP, an Ontario limited partnership, and directly acquired a 15% shareholding interest in Bruce Power Inc., the general partner of BPLP. BPLP concurrently entered into agreements with Ontario Power Generation Inc. (“OPG”) and certain of its subsidiaries to lease and operate the Bruce A and B nuclear-powered units and related facilities located in south-western Ontario.
Subsequently, in February 2003, British Energy plc (“BE”) sold a 79.8% limited partnership interest in BPLP to a consortium of Cameco, TransCanada PipeLines Limited (“TransCanada”), and BPC Generation Infrastructure Trust (“BPC”), a trust established by the Ontario Municipal Employees Retirement System. This brought Cameco’s total indirect limited partnership interest in BPLP to 31.6%. Cameco concurrently increased its shareholding interest in Bruce Power Inc. from 15% to 33.3%. Cameco acquired these interests from an affiliate of BE and paid approximately $204 million.
Concurrently, TransCanada, through a subsidiary, and BPC each acquired a 31.6% limited partnership interest in BPLP and a 33 1/3% shareholding interest in Bruce Power Inc. from the same BE affiliate. The Power Workers’ Union and The Society of Energy Professionals increased their collective limited partnership interest in BPLP to 5.2%, by acquiring BE’s remaining 2.6% limited partnership interest in BPLP as part of the same transaction.
As part of the closing of this transaction, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to BPLP. BPLP used these funds to pay $225 million in deferred rent that it owed to OPG (see Overview-Bruce Power-OPG Lease below). The loan is due February 10, 2008 and bears interest at 10.5% per annum. At December 31, 2006, the entire amount was outstanding.
Following closing, Cameco continued as BPLP’s fuel manager (see Cameco Fuel Management below).
As part of the acquisition of BE’s interest in BPLP, the consortium acquired a BE affiliate’s 50% interest in Huron Wind L.P. (Cameco subsidiary’s share is 1/3 of the 50% interest). Located adjacent to the Bruce site, the nine-megawatt Huron Wind L.P. wind farm officially opened on November 29, 2002. OPG owns the other 50% of Huron Wind L.P.
     2005 Bruce Power Restructuring
In October 2005, BPLP was restructured and concurrently announced a new arrangement with the Ontario government including a $4.25 billion program to increase output from the four Bruce A reactors.
Under the restructuring agreements, BALP was formed and the four Bruce A reactors were subleased by BPLP to BALP. Cameco is not part of BALP and will not invest in the $4.25 billion refurbishment program, which will involve refurbishing and restarting units A1 and A2 and refurbishing units A3 and A4.
Cameco maintained its existing 31.6% interest in BPLP, which is responsible for the overall management of the Bruce site and leases the four Bruce B reactors. BPLP received certain payments in consideration for entering into the sublease with BALP, for the assets transferred to BALP and for refurbishing and unit costs already incurred by BPLP. As a result,

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BPLP paid a special distribution to its limited partners of which Cameco received $200 million. Day to day operations at the Bruce Power site were unaffected by this reorganization.
Under the new restructuring agreements, the electricity output from the Bruce B units will continue to be sold either into the Ontario spot market or directly to various customers under long-term, fixed price contracts, at the discretion of BPLP. As part of the restructuring, Cameco no longer has an obligation to procure or supply uranium concentrates to the Bruce A reactors, but will continue to be the fuel procurement manager for the Bruce A and B units.
Under an arrangement with the Ontario government, as part of the restructuring, BPLP receives electricity floor price protection for sales into the spot market, transmission unavailability protection, and protection against governmental discriminatory actions. The floor price is set at an average monthly price of $45/MWh in 2005 escalated for inflation. The floor price has a true-up mechanism, which is settled on a monthly basis with a contingent support payment. The aggregate of contingent support payments is tracked, so that if in the following year(s), the market price exceeds floor price, BPLP would have to pay back the difference between the market and floor price, up to the value not exceeding the current contingent support payment balance. If a repayment is made, this amount is then subtracted from the contingent support payment balance.
The reorganization involving Bruce A resulted in a loss of $62 million for Cameco, reflecting the fact that the payments received by BPLP in connection with the reorganization are less than the carrying value of BALP to BPLP, as well as a write-off by Cameco of proprietary costs related to its interest in BPLP. The carrying value includes capital costs related to restarting units A3 and A4, costs associated with evaluating the restart of units A1 and A2 and certain working capital items.
Immediately following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Cameco’s move to this new method of accounting was driven by incremental changes to the limited partnership agreement, which resulted in joint control among the three major limited partners. Proportionate consolidation is required for investments in jointly controlled entities.
Cameco’s total commitment for financial assurances given on behalf of BPLP is estimated to be $266 million at December 31, 2006. These financial assurances include financial assurances given to the CNSC in support of BPLP’s operating licence, guarantees in favour of OPG under the Lease (as defined below), and guarantees in support of BPLP’s power purchase agreements with customers. This last commitment is subject to adjustment as the actual amounts of financial assurances in support of power purchase agreements will fluctuate in response to wholesale electricity market price changes. As at December 31, 2006, the actual exposure was $84 million. See Note 24 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006.
The BPLP partners have also agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
     Bruce Power-OPG Lease
In May 2001, BPLP, as tenant, signed and closed agreements to lease and operate the Bruce A and B nuclear powered units and related facilities in south western Ontario with OPG and certain of its subsidiaries. The initial lease period expires in 2018. BPLP has the right to extend the lease and certain related agreements for up to an additional 25 years. The lease was amended in January 2002, and in 2003 as part of the 2003 acquisition from BE described above and again in 2005 as part of the 2005 BPLP restructuring described above (as amended, the “Lease”).
BPLP paid OPG an initial rental payment of about $552 million, comprised of about $327 million in cash and a $225 million note receivable as deferred rent. As part of the 2003 acquisition, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to Bruce Power. Bruce Power used these funds to pay the $225 million OPG note receivable.
Under the Lease, spent fuel and decommissioning liabilities remain the responsibility of OPG and, as determined at the inception of the Lease, are covered by the existing Lease payments. The Lease with OPG provides for limited adjustments to the base rent every five years during the initial term of the Lease. These limited adjustments are based on

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a maximum of 50% of the value of the expected increase to the decommissioning costs for the Bruce Power facility discounted to January 1, 2001, determined using predetermined principles and assumptions. For each year in the period 2004 to 2008, the aggregate of these rents, subject to limited exceptions, cannot be less than $190 million. In 2006, the aggregate of these rent payments was approximately $170 million. There are no similar adjustments to the existing Lease payments with respect to spent fuel liabilities during the initial term of the Lease (which expires in 2018). Commencing in 2008, BPLP also has the right to terminate the Lease if the continuing operation of the facility is no longer economically viable, subject to a Lease termination fee of $175 million, certain ongoing operational requirements during handover and certain shut-down conditions prior to handover. Cameco has severally guaranteed BPLP’s performance of these obligations.
The Generating Facilities
     Overview
The Bruce nuclear generating stations are located approximately 250 kilometres northwest of Toronto on Lake Huron. The Bruce nuclear generating stations consist of eight CANDU reactors. The four Bruce B reactors, with a combined net generating capacity of 3,324 megawatts, were commissioned between 1984 and 1987. The four Bruce A reactors, with a combined generating capacity of 3,000 megawatts, were commissioned between 1977 and 1979 and removed from service by OPG between 1995 and 1998. BPLP returned two of the Bruce A reactors to service, with a combined net generating capacity of 1,500 megawatts. As described above, in October 2005 BPLP was restructured and the 4 Bruce A reactors were subleased to a new limited partnership, BALP. Cameco does not have any ownership interest in BALP. An average capacity factor of 91% was achieved by BPLP during 2006 compared to 79% achieved in 2005.
In 2006, BPLP’s capital expenditures were about $103 million. In 2007, this capital expenditure program is expected to total $103 million.
     New Fuel Program
As part of its Bruce B power uprate project, BPLP had initiated plans to refuel the Bruce B units with modified fuel containing SEU and Blended Dysprosium Uranium (“BDU”). This refuelling was planned to commence in 2008, but now has been delayed, as outlined below. Prior to 2004, all of the four Bruce B units were operating at 90% of maximum power, based upon an operating limitation imposed by the CNSC. This limitation was placed on the reactors when studies revealed that emergency shutdown systems may not provide sufficient safety margins for certain low probability accidents. The operating limitation ensures that the necessary safety margin is maintained. The use of the modified fuel was intended to restore the safety margins of the reactors and allow them to operate at their design capacity. Currently, the Bruce B units are operating safely with the reduced operating margins. In early 2007, the operator of A and B units revised its fuel deployment strategy and is now developing plans to load the modified fuel into the Bruce A reactors prior to loading any modified fuel into the Bruce B reactors. This revised strategy, while subject to finalization of all commercial arrangements, will effectively delay the power uprate program at Bruce B. A similar safety margin issues exists at the Bruce A units and regulatory approval of the Bruce A refurbishment program is dependent on the modified fuel being deployed in the refurbished reactors. This strategy change recognizes the time required to complete the extended regulatory process to approve the Zircatec manufacture of the modified fuel and loading the Bruce A units.
BPLP has successfully taken other steps to partially restore power rating at the Bruce B units. In 2004, the CNSC provided approval to operate the Bruce B units at up to 93% maximum power on the basis of improved safety margins attributed to completion of the fuel core reordering program. Bruce B units 6 and 7 have achieved this power uprate with Bruce B unit 5 scheduled to receive this uprate in 2007 and Bruce B unit 8 in 2008.
While the delay of the deployment of the modified fuel at Bruce B is not expected to result in any derating due to the low probability accident margins, it remains possible that the units could experience significant derating in the future due to this issue. However, some small, marginal deratings are possible to maintain the operating safety margins as the units continue to age.

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     Operating Life Assessment
The initial estimated operating life for Bruce’s nuclear generation units was 30 years. OPG undertook a comprehensive inspection and testing program in order to ascertain the physical condition of its nuclear generating assets, including the Bruce units, and BPLP has continued that program, partially by way of contract with OPG. BPLP’s current operating life estimates for the Bruce B units are based on the results of this program to date and on the previous operating history of the units. BPLP estimates that the operating life of the last of the four Bruce B nuclear units will end about mid-2020 (based upon 201,000 effective fuel power hours for fuel channels). The operating life for the other three “B” units is expected to end during the period 2016 to 2020.
As a key part of its 1997 Nuclear Recovery Plan, OPG has undertaken, and BPLP has continued at Bruce, an ongoing program to assess the condition of key components of the system including its steam generators, fuel channels and feeder pipes. As of December 31, 2006, 100% of BPLP’s steam generators (with 100% of the areas of the inner tubes likely to experience degradation) had been inspected and the present condition of these components has been ascertained with a reasonable degree of certainty. On the basis of the steam generator program inspection results, periodic cleaning, repairs and internal modifications have been deemed necessary to slow down the degradation rates and restore unit reliability. BPLP is currently implementing comprehensive operation and maintenance life cycle management plans at its units aimed at enabling the steam generators to operate for the expected life of the units. Current estimates of the steam generator life are within the estimated operating lives of the units. In 2003, inspections on Bruce B Unit 8 identified some erosion on support plates in three of the eight steam generators. Repairs were made and no damage to the boiler tubes was detected. Inspections on the other units have found no similar conditions and follow-up inspections on Unit 8 did not show any further degradation.
Current inspections in the fuel channel program support the engineering assessment of the fuel channels lasting until the end of the estimated operating lives for the Bruce B units. Maintenance activities at the Bruce site to reposition the support springs in the fuel channels started in 2001 and are planned to continue through 2007 with the objective to ensure that the end of life projections are achieved.
Feeder pipes are part of the piping system that carries hot water between the reactor and the steam generators. Thinning of feeder pipes occurs to varying degrees at all of Bruce’s reactors. Extensive inspections have been carried out to establish the current condition of the feeder pipes of the Bruce units. Feeder pipe thinning and degradation are phenomena common to CANDU reactors and are the subject of industry studies and monitoring. However, compared to other CANDU units, it has occurred to a lesser extent at Bruce B due to the derating of the units, resulting in less harsh operating environments. The feeder pipes are thus not expected to limit the life of the units, although it is expected that if the units are refurbished to extend their operating lives, the feeder pipes will be replaced and upgraded.
Cracking of feeder pipes has been experienced at two CANDU plants located outside Ontario. The affected sections of pipe were replaced and the units were returned to service. BPLP has not experienced any feeder pipe cracking at any of its nuclear facilities but is carrying out inspections during regularly planned outages. The scale of these inspections has been increased in response to these external events. BPLP is also participating in research and development with other CANDU operators to establish the degradation mechanisms.
     CANDU Technology
The Bruce A and B units are CANDU reactors. CANDU is a pressurized-heavy-water, natural-uranium power reactor first designed in the 1960s by a consortium of Canadian government agencies and private industry. All commercial nuclear reactors in Canada use the CANDU technology. It is also the power-reactor product marketed by Canada abroad. CANDU reactors are currently operating in Ontario, Quebec, New Brunswick, Argentina, Romania, South Korea and China.
CANDU reactors are unique in their use of natural-uranium as fuel and deuterium oxide, or heavy water, as both a moderator to slow down the fission process and a heat transfer medium within the reactor. The refuelling system is also unique compared to light water reactors in that the CANDU reactors can be refuelled at full power. Notwithstanding that CANDU reactors can be refuelled without being shut down, the number of outage days per year for Bruce’s CANDU

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reactors currently tends to be greater than the average number of outage days per year for light water reactors, primarily due to maintenance and repair work required for pressure tubes and feeders, which are not used in light water reactors.
All of Bruce reactors have two physically separate and independent systems designed to shut down the reactor within two seconds of being activated. Each of these systems is independent of the primary control systems and includes multiple sensors for detecting emergency conditions. The Bruce reactors also have an emergency core coolant injection system, which would be activated in the event of a pipe break in the reactor coolant system. In addition, all of Bruce reactors have a negative pressure containment system designed to keep radioactive material safely contained.
     Employees
BPLP has 3,700 employees. Most of them are unionized. The PWU and the Society Collective Agreements expire December 31, 2009. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and BALP.
Cameco Fuel Management
Cameco continues to have overall responsibility to procure nuclear fuel for BPLP. This includes the supply by Cameco of all uranium concentrates and UO2 conversion services required for the Bruce B nuclear generating stations, making BPLP a significant customer for Cameco’s core products. Cameco is also responsible to procure nuclear fuel for BALP. This does not include the procurement or supply to BALP of uranium concentrates.
Zircatec has signed a fuel manufacturing services covering all of BPLP’s and BALP’s fuel manufacturing requirements until the initial term of the Lease expires in 2018. Under the arrangement, Zircatec will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for the Bruce A and B units.
BALP is also pursuing the use of SEU as part of its refurbishment project for the two Bruce A units. Cameco is working with BALP, Zircatec and others in the development of SEU. Cameco expects BALP’s use of SEU will not significantly reduce natural UO2 conversion services sold to BALP.
Zircatec’s Port Hope plant is planned to be modified to produce fuel bundles containing SEU, subject to reaching agreement with BALP. Zircatec has commenced the process to obtain regulatory approval from the CNSC to produce these fuel bundles (see Uranium Fuel Conversion Services – Operations above).
OPG Services to Bruce Power
As part of the 2001 OPG-BPLP transaction, OPG agreed to provide certain services to BPLP. Some of these services are required in order for BPLP to comply with terms of its CNSC operating licences. The material short-term OPG services include: nuclear operating support services and steam generator and fuel channel inspection and maintenance services. These services may be terminated upon 12 months prior notice by either BPLP or OPG. The material long-term OPG services include services relating to the supply, delivery and processing of heavy water for use in the Bruce nuclear units, low level and intermediate waste storage and disposal services, and collection and storage of used fuel bundles generated from the operation of the Bruce nuclear units as further described below in Nuclear Waste Management and Decommissioning.
Nuclear Waste Management and Decommissioning
As they operate, the Bruce nuclear units generate:
•	used nuclear fuel bundles (“high-level radioactive waste”);

•	other material that has come in close contact with reactors but is less radioactive than used nuclear fuel bundles, such as ion exchange resins and other structural material and reactor equipment, including pressure tubes (“intermediate-level radioactive waste”); and

•	material used in connection with station operation that is not highly radioactive (“low-level radioactive waste”).

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Used nuclear fuel bundles from the Bruce reactors are temporarily stored in water-filled pools (“wet bays”) at the Bruce nuclear stations for a cooling off period of at least ten years during which their radioactivity substantially decreases. OPG has constructed a dry storage facility at its radioactive waste operations site that is located on a part of the Bruce site not leased to BPLP. After the cooling off period, used nuclear fuel bundles will be transferred to above ground concrete canisters at OPG’s dry storage facility. In-station modifications to the Bruce B wet bays to support the loading of used nuclear fuel bundles into dry storage containers were completed by Bruce Power in 2002. When originally constructed, the wet bays at Bruce A and B had sufficient capacity to store used nuclear fuel bundles for up to 15 to 20 years of operation. The Bruce B wet bays are at or near full capacity, but in 2003, OPG started transferring the used fuel bundles to its dry storage facility.
OPG assumes title to the used nuclear fuel bundles discharged from the Bruce reactors during the term of the Lease. OPG retains title to all used fuel bundles stored in the wet bays before May 11, 2001. No later than April 2003, OPG was required to commence collection of used nuclear fuel bundles stored in the wet bays for transport to and storage at its dry storage facility at the Bruce site. These shipments have now commenced. While used nuclear fuel bundles are contained in the Bruce B wet bay, BPLP is responsible for their management.
During the term of the Lease, OPG has also agreed to take title to, store and dispose of all of BPLP’s low and intermediate-level radioactive waste at OPG’s radioactive waste management facility at the Bruce site. OPG retains title to all low and intermediate-level radioactive waste generated before May 11, 2001.
Under the Lease, OPG, as the owner of the Bruce nuclear plants, is responsible for decommissioning of the eight Bruce nuclear units and for funding and meeting other requirements relating thereto that the CNSC may require of Bruce Power as licensed operator of the Bruce nuclear plants. OPG is also responsible for managing radioactive waste associated with decommissioning of the Bruce nuclear plants.
There is no facility in Canada for the permanent disposal of used nuclear fuel. The Nuclear Fuel Waste Act, implementing the federal government’s nuclear fuel waste management strategy, came into force in November 2002. As required by this legislation, owners of used nuclear fuel in Canada established the Nuclear Waste Management Organization (“NWMO”) with a mandate to manage and co-ordinate the full range of activities relating to the long-term management of used nuclear fuel. In late 2005, after a three year study, the NWMO presented its report and recommendations to the Minister of Natural Resources on the long-term management of used nuclear fuel. The NWMO recommended adaptive phased management with the objective of centralizing all of Canada’s used nuclear fuel in one location, and isolating and containing it deep underground in a suitable rock formation. The federal government is considering the NWMO’s report and recommendations. This legislation that established the NWMO also required the owners of used nuclear fuel, including OPG, to establish a trust fund with a Canadian financial institution and make specified deposits. As OPG is the owner of the used nuclear fuel bundles discharged from the Bruce units, it, not BPLP, is subject to the financial contribution requirements of this legislation.
Federal Regulation
BPLP’s operations are heavily regulated. The CNSC, an agency of the federal government, regulates construction, equipment, safety systems and operating limits for the Bruce nuclear generation stations through its powers under the NSCA (see Government Regulation — Canadian Uranium Industry Regulation above). Under licences issued by the CNSC, BPLP is required to regularly report on operations to the CNSC, which monitors the safety performance of the Bruce nuclear generating stations. In addition, BPLP is subject to the Nuclear Liability Act (“NLA”), as well as other legislation associated with labour and environmental matters.
On May 9, 2001, BPLP received a licence to operate the Bruce B nuclear units and a licence to operate the Bruce A nuclear units, which licences took effect on May 11, 2001.
On September 24, 2003, and February 5, 2004, CNSC hearings were held to consider the renewal of the power reactor operating licences for the Bruce A and B reactors. On March 12, 2004, BPLP received a 5-year operating licence to operate the “A” and “B” reactors through March 31, 2009. Financial assurances required by the CNSC in respect of this licence were determined to be $71 million. Under the 2005 Bruce Power restructuring agreements, Cameco is indemnified by BALP for any calls on the assurances resulting from operation of the Bruce A units.

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The NLA requires operators of nuclear generating facilities to purchase nuclear liability insurance from the Nuclear Liability Association of Canada in amounts specified in the NLA. Currently, the NLA requires the operator of nuclear stations to maintain, for each of its nuclear stations, insurance up to a limit of $75 million for liability imposed under the NLA. Under Part I of the NLA, an operator is strictly liable for any damage to property of, or personal injury to, the public arising from a nuclear incident (as defined in the NLA), other than damage resulting from sabotage or acts of war. If, in the opinion of the Governor in Council, an operator’s liability could exceed $75 million in respect of a nuclear incident, or it would be in the public interest to do so, the Governor in Council would proclaim Part II of the NLA in effect. Under Part II of the NLA, an operator’s liability would effectively be limited to the amount of such insurance and the Governor in Council may authorize funds to be paid by the federal government for claims in excess of that amount. The NLA is currently under review. Once completed, this review could result in a significant increase in the insurance coverage that BPLP must obtain.
Ontario’s Electricity Regulation
     Summary of Key Impacts
This section below describes the Ontario regulatory framework that applies to BPLP’s marketing of electricity. BPLP sells electricity into the wholesale spot market and contract market. In Ontario, political risk results from uncertainty over the future direction of government energy policies.
The actions of the Ontario government have impacted the wholesale market where BPLP sells most of its production. The Ontario government has taken steps in 2005 and in February 2006 to mitigate the impact of increases in electricity price on the approximately 55,000 large industrial and commercial customers in Ontario who consume more than 250,000 kilowatt hours per year (“large consumers”). These actions (described in greater detail below) involve regulating the price of electricity produced by OPG’s base load nuclear and hydro assets and establishing revenue limits on the output of certain of OPG’s other assets. Bruce Power expects these actions to depress the wholesale contract market, which remains unregulated.
BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks. BPLP receives a reliable stream of revenue from fixed-price contracts. Approximately 51% of BPLP’s output was sold under fixed-price contracts in 2006. BPLP also sells electricity on the open spot market. Prices are determined by bids from suppliers and buyers that reflect changes in supply and demand by the hour. In addition, the 2005 Bruce Power refurbishment implementation agreement provides for a floor price of $45 per MWh (escalated by inflation) for the electricity generated by the Bruce B reactors sold into the spot market.
There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the shortage of generating capacity in Ontario, the need to attract new investment and recent market structure changes made by the government, Cameco believes the risk of the government regulating the wholesale market is low.
     Ontario Electricity Sector Restructuring
The Ontario electricity market opened (“Market Opening”) to full competition in May 2002. In the Ontario market, generators, wholesalers and suppliers, both inside and outside Ontario, compete to sell electricity into the real time energy market or spot market administered by the Independent Electricity System Operator (“IESO”), an agency established by Ontario government. Both wholesale market participants and retail customers have access to the electricity supplier of their choice. BPLP earns revenue through medium- and long-term contracts and spot market sales. BPLP uses risk management activities, such as hedging, in order to mitigate BPLP’s exposure to volatile electricity prices.
In December 2002, the Government of Ontario passed the Electricity Pricing, Conservation and Supply Act, 2002, reversing, in part, its decision to establish an open electricity market. That legislation and related regulations among other changes fixed the price of electricity paid by “low volume consumers” and other “designated consumers” at 4.3 cents per kilowatt hour retroactive to Market Opening and capped electricity distribution fees and wholesale market charges.

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In March 2003, the Province announced a business protection plan for large electricity consumers in Ontario. Under this plan, except for certain designated customers, all consumers using above 250,000 kWh per year remained in the competitive wholesale and retail markets and received cash rebates.
On November 25, 2003, the newly elected Liberal government of Ontario removed the 4.3 cents per kilowatt hour price freeze effective April 1, 2004 and replaced it with an interim pricing plan which fixed the first 750 kWh (kilowatt hours) of consumption at 4.7 cents per kilowatt hour and monthly consumption above that level at 5.5 cents per kilowatt hour. As of May 1, 2005, the Ontario Energy Board (“OEB”) established a regulated price plan for certain consumers.
In December 2004, the Ontario government enacted the Electricity Restructuring Act, 2004 (“Electricity Restructuring Act”), and additional changes to the Ontario electricity sector were adopted including:
•	the creation of a new Ontario Power Authority (“OPA”), responsible for ensuring adequate, long-term supply of electricity and integrated system planning;

•	regulated prices in parts of the electricity sector to ensure price stability for certain specified consumers;

•	a revised role for the IESO;

•	creation of a new Conservation Bureau, that will be led by Ontario’s Chief Energy Conservation Officer; and

•	provisions that will continue to enable the Ministry of Energy to set targets for conservation, renewable energy, and the overall supply mix within Ontario.
In 2005, the Ontario government set an average price of 4.5 cents per kilowatt hour on the output of OPG’s base load nuclear and largest hydro-electric facilities (collectively “OPG’s regulated assets”). These prices stay in place until the OEB sets new prices for the output of OPG’s regulated assets by a date, which will be no earlier than March 31, 2008. These stations represent approximately 60% of OPG’s annual output and approximately 40% of the total generation in Ontario. The Ontario government has stated that it believes that regulating the price of OPG’s regulated assets will reduce price volatility and have a stabilizing effect on electricity price, which will be of benefit to all consumers.
In February 2005, the Ontario government established a fixed price of 4.7 cents per kilowatt hour on 85% of the output of OPG’s coal fired and smaller hydro electric operations, which are not part of OPG’s regulated assets (“the unregulated facilities”). This set price was intended to be in effect until April 30, 2006. At that time monies collected above the set price will be refunded to large consumers. In February 2006, the Ontario government announced an additional 3 year revenue limit on OPG’s unregulated facilities. Starting May 1, 2006, the revenue limit on OPG’s unregulated facilities dropped to 4.6 cents per kilowatt hour from the limit of 4.7 cents per kilowatt hour set in February 2005. In 2007, the limit on revenues from these facilities increased to 4.7 cents per kilowatt hour and will go up to 4.8 cents per kilowatt hour May 1, 2008. Any OPG revenues above these limits will result in a rebate issued quarterly, rather than annually, to large consumers. Bruce Power expects these actions to depress the wholesale contract market, which remains unregulated.
The initiative to decontrol OPG assets, as originally contemplated in 2002, has not progressed. However, the Ontario government has announced that all coal fired electrical generating facilities in Ontario (representing 7,500 MW or approximately 25% of Ontario’s electricity generating capacity) would be completely shut down by 2009. In 2006, the Ontario government recognized that it would be unable to completely shut down the coal fired generating facilities by 2009 but reaffirmed its commitment to eliminate the coal fired electrical generating facilities at the earliest possible time without compromising reliability. The government also announced its intention to have OPG commence a study of new nuclear facilities at one or more of its sites. There has been no decision to proceed with a new nuclear build in the province.

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     Ontario Power Authority
The Electricity Restructuring Act created the OPA, which is an independent, self-financed, non-profit corporation, charged with a mandate to ensure long-term supply adequacy in Ontario. Both the Minister of Energy and the OEB will oversee the OPA.
The OPA’s mandate include, among other things: (i) assess the adequacy and reliability of electricity resources for the medium and long-term; (ii) forecast electricity demand and the potential for conservation and renewable energy; (iii) prepare an integrated system plan for generation, transmission and conservation; (iv) procure new supply, transmission, demand management and conservation either by competition or by contract when necessary; (v) promote the diversification of electricity sources through cleaner energy sources and technology and alternative and renewable energy sources; and (vi) stabilize rates for certain consumers.
The OPA is empowered to enter into generation and transmission and procurement contracts where necessary. The OPA has a statutory ability to recover its costs and payments associated with procurement contracts. The integrated system plan created by the OPA is subject to review by the Minister and by the OEB.
In late 2005, the OPA published its Supply Mix Advice report that set out the recommendations to the Minister of Energy for the future development of Ontario’s electricity system. The report recommended increasing the share of renewable resources in Ontario’s supply mix, nuclear generation maintain its current 50% contribution of electrical energy, and replace coal by increasing the share of gas fired generation and renewable resources.
In 2006, the OPA commenced its development of an Integrated Power System Plan (“IPSP”). The IPSP is a comprehensive plan which identifies conservation, generation and transmission investments needed in Ontario in the next three to five years while looking ahead on a twenty year horizon. The Minister of Energy in directing the preparation of the IPSP note that one of the IPSP goals was to plan for nuclear capacity to meet base-load electricity requirements but limit the installed in-service capacity over the life of the plan to 14,000 MW. It is expected that the OPA will submit the IPSP to the OEB for review and approval in the late spring or early summer of 2007.
     Electricity Price Adjustments
Regulations under the Electricity Restructuring Act will require the IESO, electricity distributors and retailers to make adjustments to their billing systems so that payments made by consumers (large loads and anyone not prescribed by regulation) are equal to the payments made to the generators, the OPA and OEFC. The Electricity Restructuring Act introduces a blended electricity price from various generation sources. Specified consumers, on the other hand, may pay a price established under a regulated price plan under the jurisdiction of the OEB but have the option of purchasing their electricity from energy retailers.
     The IESO
The IESO functions both as independent system operator, ensuring overall system reliability and stability through control of physical dispatch, and as the clearing house for the settlement of spot transactions by suppliers and purchasers of electricity participating in the IESO wholesale market. The Electricity Restructuring Act authorizes the IESO, through its billing and settlement systems, to ensure that market participants will, over time, pay the true cost of electricity, taking into consideration the mix of regulated and market prices payable to generators and OPG.
The IESO-administered wholesale market for energy services consists of: (i) physical markets, relating to the dispatch and pricing of electricity; and (ii) financial markets, which are focused on financial risk management associated with the exposure to spot market energy prices and to transmission constraints.
The IESO-administered physical electricity markets consist of both real-time and procurement markets: real-time markets for energy and operating reserve, and, if implemented, a capacity reserve market; and procurement markets for additional generation-related services to maintain reliability of the transmission grid.

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Spot market prices in the IESO-administered real-time market fluctuate significantly as a result of a number of influences, including domestic market demand, operating reserve requirements, generation availability and the volume of imports from and exports to interconnected markets. The operating reserve markets establish market clearing prices that are paid to parties whose offers to provide operating reserve are accepted by the IESO.
The IESO maintains the reliability of the transmission grid through ancillary services (operating reserve, reactive support/voltage control service, black start capability and automatic generation control) and must-run contracts for local reliability. The Ontario government is continuing discussions with the Province of Manitoba to expand the transmission inter-ties between Ontario and Manitoba. In 2006, the Ontario government announced the signing of an agreement between Hydro-Quebec TransEnergie and Hydro One Networks for the construction of a new 1,250 MW Quebec-Ontario interconnection.
The IESO also collects the transmission service charges designed to recover the transmission owners’ OEB-approved revenue requirements and disburses these revenues to the transmission owners. Consumers of significant amounts of electricity can, individually or as a group, build their own generation facilities and thereby avoid paying certain transmission charges. In many circumstances, consumer-owned generation will also allow those consumers to avoid IESO uplift charges. This can give rise to the construction of new generation capacity that would not be economic if it were not for this avoidance of transmission charges and IESO uplift charges.
     OEB’s Licensing Process and Industry Codes
The OEB has developed licences for electricity generation, transmission, distribution, wholesale and retail. It has also developed several associated codes for retailing, transmission and distribution. On February 28, 2001, the OEB issued a generation licence for Bruce Power Units 1 to 8 that will remain in force until February 27, 2019. The licence includes authorization to act as a wholesaler of electric power.
CENTERRA GOLD INC.
Centerra
Cameco indirectly owns 52.7% of Centerra, a company listed and publicly traded on the Toronto Stock Exchange. Centerra is focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. Centerra is the largest western-based gold producer in Central Asia and the former Soviet Union. Centerra subsidiaries operate two producing mines: the Kumtor mine in the Kyrgyz Republic, in which it has a 100% interest, and the Boroo mine in Mongolia, in which it has a 95% interest. It also has a 100% interest in the Gatsuurt development property in Mongolia, located 35 kilometres from the Boroo mine, and a 62% interest in the REN exploration property in Nevada. In 2006, the Kumtor mine produced about 304,000 ounces of gold and the Boroo mine produced about 283,000 ounces of gold. In 2007, Centerra expects production to be 700,000 to 720,000 ounces of gold.
At the end of the year, Centerra updated its reserve and resource estimates. Reserves of 208,000 ounces of gold have been added at Kumtor before accounting for mining of 416,000 ounces of contained gold in 2006. The reserve grade has also increased from 3.8 to 4.7 grams of gold per tonne. These changes were primarily a result of the higher-grade mineralization in the SB Zone and the conversion of mineral resources to mineral reserves at the Sarytor deposit. At Boroo, reserves of 342,000 ounces of contained gold have been added, which replace reserves mined in 2006. The 2006 year-end reserves were estimated using a gold price of $475 (US) per ounce. The 2005 year-end reserve estimates used a gold price of $400 (US) per ounce. The increase in the gold price used for reserve estimation had a minimal contribution to the reserve increase.
The Kumtor reserves are scheduled to be mined and milled over the seven-year period from 2007 to 2014, with low-grade stockpiles being milled in the last two years. The Boroo mine is expected to be depleted in 2010. Detailed estimates of gold reserves and resources are reported at Centerra Gold Inc. — Reserves and Resources below.

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As at December 31, 2006, Cameco’s interest:
•	in the reserves at Kumtor, Boroo and Gatsuurt amounted to total proven and probable reserves of 3.65 million ounces of gold; and

•	in the resources at Kumtor and Boroo mines and Gatsuurt and REN exploration properties, amounted to 2.71 million ounces of gold in measured and indicated resources and 1.38 million ounces of gold in inferred resources.
Centerra does not have any third party debt. Its gold production is completely unhedged.
For 2007, Centerra has budgeted $110 million (US) of capital expenditures.
In December 2006, Centerra announced a $36 million (US) underground exploration and development program at the Kumtor mine to further explore the underground potential of the high-grade SB zone.
At the same time, Centerra announced that it would develop a $20 million (US) heap leach addition to the Boroo mine to process approximately 645,000 ounces of contained gold.
In the future, Centerra’s subsidiaries face varying exposures to cash corporate income taxes. In the Kyrgyz Republic, in 2007 Centerra has minimal exposure to current corporate income taxes due to the availability of tax loss carry-forwards to offset taxable income. In Mongolia, a Centerra subsidiary’s third year of a three-year Mongolian 100% tax relief period ended March 1, 2007. Starting March 1, 2007, this subsidiary will be entitled to 50% tax relief for the subsequent three-year period.
Despite Kumtor being owned and operated by Centerra through its wholly owned subsidiaries, under Canadian securities law, it is considered a material gold mining property for Cameco. Cameco has no other material gold mining properties.
Kumtor Restructuring
On June 22, 2004, Cameco completed the Kumtor restructuring. Prior to the Kumtor restructuring, Cameco held a one-third interest in the Kumtor mine, located in the Kyrgyz Republic. Kyrgyzaltyn, a Kyrgyz joint stock company whose shares are 100% owned by the government of the Kyrgyz Republic, held the remaining two-thirds interest. As part of the Kumtor restructuring, Cameco transferred its one-third ownership interest in the Kumtor mine and substantially all of Cameco’s other gold assets to Centerra, including its 53% interest in the Boroo mine in Mongolia held through its 56% ownership interest in AGR Limited (“AGR”), in exchange for common shares of Centerra and assumption of certain liabilities by Centerra. In addition, Kyrgyzaltyn transferred its two-thirds interest in Kumtor to Centerra in exchange for common shares of Centerra, cash and certain outstanding debt.
On June 30, 2004, Centerra completed an initial public and secondary offering of its common shares and began trading on the Toronto Stock Exchange. At that time, Centerra also acquired over 99% of the shares held by the minority shareholders of AGR in exchange for common shares of Centerra. Under the corporate law that applies to AGR, AGR subsequently redeemed all of its outstanding shares, other than the shares held by Centerra, bringing Centerra’s interest in AGR to 100%. Following these transactions, Centerra has a 100% interest in the Kumtor mine and a 95% interest in the Boroo mine.
Kumtor Mine
The Kumtor gold mine, located in the Kyrgyz Republic, is the largest gold mine in Central Asia operated by a western-based producer. It has been in operation since 1997. During the ten-year period from 1997 to 2006, the Kumtor mine produced 5.85 million ounces of gold.

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     Doing Business in the Kyrgyz Republic
The Kyrgyz Republic is a landlocked and mountainous country located in the middle of the Asian continent. It is bordered by Kazakhstan in the north, the People’s Republic of China in the east, Tajikistan in the south and Uzbekistan in the west. It is the smallest of the Central Asian nations and has a population of approximately five million people. The Kyrgyz economy is predominantly agricultural, with two-thirds of the country’s population living in rural areas. The country contains deposits of gold and rare earth metals.
     Government and Political Factors
The Kyrgyz Republic was once a constituent republic of the Soviet Union. In 1991, the country declared its independence and became a member of the Commonwealth of Independent States (the “CIS”). Since independence, the nation has undertaken substantial economic and political reforms, such as the introduction of an improved regulatory system and land reforms, and has undergone a transition to a market-oriented economy. The government and international financial institutions have also engaged in a comprehensive medium-term poverty reduction and economic growth strategy. The national currency of the Kyrgyz Republic, the som, is freely convertible into United States dollars within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kumtor mine is the largest private sector employer of Kyrgyz citizens and is the largest foreign investment in the country.
The country’s legal system, both legislative and judicial, has been substantially reformed since 1991. However, the legal system has not matured to the level of those of developed economies. These factors make it prudent for foreign investors to seek additional protection through contractual agreements with the government in order to stabilize the investment environment and provide for an independent forum for conflict resolution.
On February 28, 2005, the Kyrgyz Republic’s 105-member bicameral parliament ceased to exist and was replaced by a unicameral parliament with 75 seats. The new unicameral parliament has broader constitutional powers, with certain powers being relinquished to it by the President. These changes were made pursuant to constitutional referendums conducted in 2003.
There was political unrest in the lead-up to the new parliamentary elections, which were held on February 27, 2005. As a result, from February 22 to 26, 2005, the Kumtor mine was unable to move employees and supplies to and from the mine site due to roadblocks on public highways. The roadblocks ended on February 27, 2005 and normal operations resumed on March 2, 2005 with production unaffected.
The parliamentary elections precipitated additional unrest, and on March 24, 2005, President Askar Akaev, who had first been elected to that position in 1991, resigned under allegations of election fraud. The newly elected parliament designated Mr. Kurmanbek Bakiyev as the acting President. Subsequently, on July 10, 2005, Mr. Bakiyev won a presidential election and was inaugurated as the President of the Kyrgyz Republic for a five-year term. Mr. Felix Kulov was appointed the Prime Minister.
Following the resignation of President Akaev, the new government began various investigations into the activities of the prior government and former President Akaev’s assets. Centerra’s wholly-owned Kyrgyz subsidiary, Kumtor Gold Company (“KGC”), was included in the list of assets subject to inquiry by a special commission formed for this purpose on April 18, 2005. The commission published a report in June 2005 on its findings that did not contain any allegations against Centerra or its subsidiaries.
The State Audit Chamber of the Kyrgyz Republic was asked by the previous parliament to provide clarification to it with respect to the Kumtor restructuring in 2004. In April 2005, KGC was requested to provide information with respect to the restructuring. KGC agreed to assist the Chamber in its review. Subsequently, in June 2005, the Prosecutor General’s office requested documents from Kumtor Operating Company (“KOC”) and Centerra as part of a criminal investigation into alleged abuses of power or authority by officers of the Kyrgyz government, Kyrgyzaltyn, KGC and KOC. The investigation was based on previous parliamentary resolutions opposing and challenging the Kumtor agreements and the legality of the restructuring. Centerra responded cooperatively to these requests. Centerra stated publicly that it was not aware of any basis for allegations of criminal conduct, and noted that the Kumtor restructuring had been approved by

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government decree and was supported by legal opinions of the Ministry of Justice on the authority of the government to enter into and complete the restructuring.
These inquiries and investigations have not had any material negative effect on Kumtor, and to Centerra’s knowledge, they are inactive or are currently not being pursued by the Kyrgyz authorities. Nonetheless, as the largest foreign investment enterprise in the Kyrgyz Republic, the Kumtor project continues to be the subject of significant political debate.
The political situation in the Kyrgyz Republic continued to evolve in 2006. On April 29, 2006, opposition parties held peaceful demonstrations in Bishkek to demand constitutional reform and government administration changes. After months of political crisis and several rounds of failed negotiations over constitutional reform, further demonstrations took place in November 2006 that ultimately resulted in constitutional amendments introduced at the end of 2006. The opposition parties accused President Bakiyev of pushing the country into political deadlock by failing to implement the democratic reforms he promised when he was elected in July 2005.
As a result of constitutional amendments introduced at the end of 2006, the President has gained substantial constitutional powers. The Cabinet resigned on December 19, 2006. Mr. Kulov, who served as Prime Minister from September 2005 to December 19, 2006, was replaced by Mr. Azim Isabekov. Mr. Isabekov took office on February 1, 2007. On February 6, 2007, Parliament approved a proposal for a new government structure submitted by Prime Minister Isabekov. Subsequently, a new Cabinet was formed. Opposition groups opposed to the President and his administration have announced plans for further public demonstrations in April 2007. There remains a risk of future political instability.
Based on the long-term relationship between the government of the Kyrgyz Republic and Cameco as the founders of Centerra, Prime Minister Isabekov invited Cameco to discuss a number of issues concerning Kumtor. Based upon this invitation, Cameco and Centerra entered into negotiations with the new government to address the government’s concerns about the agreements entered into in connection with the Kumtor restructuring, as well as to stabilize further the operational environment for the Kumtor project.
On March 26, 2007, Parliament voted to accept a draft bill for further deliberation with respect to Kumtor and other mineral deposits. The draft bill challenges the legal validity of the Kumtor agreements, proposes recovery of additional taxes and other amounts relating to past activities, as well as consolidating all gold deposits, including Kumtor, in one state-owned mining company. Cameco expects the draft bill to be the subject of extensive discussion and parliamentary procedure before being considered for further approval, if at all. The draft bill has no legal effect at this time. Cameco and Centerra believe the parliamentary action is intended to apply additional pressure on them in the negotiation process. In response to this, Centerra has notified the government of the Kyrgyz Republic that it is expanding its current international arbitration with respect to unrelated matters to include the introduction of the draft bill on the basis that such action constitutes a breach of the Investment Agreement (as defined below in Relevant Kyrgyz Law and Investment Agreement with the Government of the Kyrgyz Republic).
The Kumtor restructing in 2004 was approved by government decrees and was supported by legal opinions from the Kyrgyz Ministry of Justice. In addition, the Kyrgyz government was represented by independent legal counsel and financial advisors for the Kumtor restructuring. The International Finance Corporation and the European Bank for Reconstructuction and Development also participated in the restructuring transactions.
If the issues between Cameco and the Kyrgyz Republic are not resolved to their mutual satisfaction, the risks to Cameco’s investment in Centerra may increase significantly. Cameco is uncertain whether an agreement can be reached to resolve the issues with the government of the Kyrgyz Republic.
     Relevant Kyrgyz Law and the Investment Agreement with the Government of the Kyrgyz Republic
Prior to the Kumtor restructuring, the operations of the Kumtor mine and its property holdings were governed by a Master Agreement entered into in 1992 between Cameco, the government of the Kyrgyz Republic and Kyrgyzaltyn (the “Master Agreement”) and related agreements. These agreements established the applicable rules and regulations with respect to the exploitation of the Kumtor property, including the tenure of mineral and surface rights, operating

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obligations, applicable taxes, employment of Kyrgyz citizens and the import and export of funds, materials and gold produced from the Kumtor mine. Other laws and regulations of general application in the Kyrgyz Republic also applied to the operation of the Kumtor mine, except to the extent they conflicted with these agreements.
As part of the Kumtor restructuring, Centerra, Cameco, Kyrgyzaltyn and the government of the Kyrgyz Republic entered into an agreement pursuant to which, effective simultaneously with the completion of the Kumtor restructuring, the Master Agreement was replaced by an Investment Agreement (the “Investment Agreement”) between Centerra, KGC and the government of the Kyrgyz Republic. This new Investment Agreement and related agreements set out the terms and conditions applicable to Centerra’s ongoing operation and development of the Kumtor mine and have continued the regime established by the Master Agreement. The Investment Agreement has a term lasting until the earlier of 2043 or when the Kumtor deposits are exhausted and mining is completed.
The Investment Agreement also specifies that Centerra will be subject to only those Kyrgyz tax laws and regulations that existed as of December 31, 2003. This includes a profit tax of 20%, a withholding tax on dividends and interest of 10% and an emergency fund tax of 1.5% of the value of products sold.
Pursuant to the Investment Agreement, Centerra has the right to elect whether to be subject to any change in tax laws or regulations that modifies the amount or timing of tax or the manner in which tax liability is determined or calculated (whether or not the tax change increases or decreases Centerra’s liability) or instead remain subject to the tax in effect prior to the change for a term of 10 years from the date of the change. However, if a change in tax laws eliminates any specified tax in its entirety (as opposed to merely reducing a specified tax), Centerra will remain subject to that tax as it existed prior to its elimination.
The Investment Agreement provides Centerra with guarantees against expropriation and rights to non-discrimination. It also stipulates that Centerra is entitled to all necessary permits and approvals relating to the Kumtor mine, including with respect to environmental matters and hiring of foreign nationals.
Centerra has the right to import any capital equipment and operating supplies, subject to import duties and administrative charges, but free of other charges and without unreasonable formalities that might hinder or delay such imports. Centerra also has the right to export any of its products, including processed or unprocessed minerals of any type, free of export duty and other charges and without unreasonable formalities that delay or hinder such exports.
The agreements Centerra has entered into in connection with the Kumtor restructuring were also designed to preserve and extend the benefits that the Kumtor mine has brought to the Kyrgyz Republic. Under the Investment Agreement, Centerra has committed to continue to conduct its operations in accordance with good international mining practices, in material compliance with the standards applicable under the Environmental Management Action Plan (“EMAP”) for the Kumtor mine, which include operation in material compliance with federal Canadian, Saskatchewan and World bank environmental, health and safety laws, regulations, policies and guidelines in effect as of June 15, 1995 and all laws currently applicable to the Kumtor mine, including the laws of the Kyrgyz Republic.
In December 2006, at the direct request of the government, KGC paid disputed amounts relating to land tax and high altitude premium payable to its Kumtor mine employees. Centerra has begun international arbitration to recover the disputed amounts. The total amount in dispute for 2006 is about $7 million (US).
     Property, Location, Concession and Mine Site
The Kumtor mine is located in the Tien Shan Mountains, some 350 kilometres to the southeast of the national capital Bishkek and about 60 kilometres to the north of the international boundary with the People’s Republic of China.
Pursuant to an Amended and Restated Concession Agreement (the “Concession Agreement”) between KGC (which as part of the Kumtor restructuring became a wholly-owned subsidiary of Centerra) and the government of the Kyrgyz Republic that became effective on the closing of the Kumtor restructuring, Centerra has the exclusive rights to all minerals within an area of approximately 750 hectares of land centred on the Kumtor gold deposits (the “Concession Area”). Its mineral and surface rights for the Kumtor deposit extend until May 10, 2043.

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With the recent expansion of the mineral resources and reserves, KGC has applied for an expanded mining concession covering the original Concession Area, the Northeast target, the Southwest deposit, Sarytor and adjacent areas to the southwest. The Investment Agreement provides that the government of the Kyrgyz Republic shall grant any necessary additional mining concessions within the Exploration Licence (defined below) on substantially the same terms and conditions as those specified for the Concession Area. Pending the grant of the expanded concession, on January 30, 2006, KGC was granted a mining licence comprising 56.5 hectares and covering the Southwest deposit. The license expires on December 31, 2008. The Southwest deposit probable reserves are estimated at 1.6 million tonnes at 3.6 grams of gold per tonne for 185,000 ounces of contained gold.
The Concession Agreement confirms Centerra’s right to use sufficient additional surface lands for the purposes of the construction and occupation of all mining and milling superstructure and facilities, work camp and other infrastructure facilities necessary to carry out work at the Kumtor mine.
KGC must make a concession payment of $4 (US) for each ounce of gold sold from the Kumtor deposit, with such payments to be made quarterly within 90 days of the end of each calendar quarter based on that quarter’s gold sales by KGC. In addition, KGC must pay 2% of its net profits into a social development fund until its subordinated and shareholder loans outstanding as of December 31, 2003 are repaid and thereafter 4% of its net profits until the end of the Kumtor operations.
KGC has also been granted the exclusive right to develop any mineral resources within a 7.5 kilometre radius from the perimeter of the original Concession Area, an area covering approximately 26,300 hectares, which includes the Concession Area, the Northeast target, the Southwest deposit, Sarytor and adjacent areas to the southwest, as well as the surface rights area (the “Exploration License”). This right is continued by the Investment Agreement. The government of the Kyrgyz Republic has also agreed to grant Centerra any necessary mining concessions for the Exploration Licence on substantially the same terms and conditions as those specified for the Concession Area.
The Kumtor site includes an open pit mine situated at approximately 4,000 metres above sea level. The mine includes waste and ore stockpile areas as well as an area to dispose of the ice removed during operations. Ore is processed at a crusher and mill. Other major facilities include a fresh water system, a camp/residence for the employees on-site, a warehouse, workshops, offices, a batch plant, two standby diesel generators and a tailings management facility. In February 2006, Centerra also commenced open pit mining at a satellite gold deposit located at the Southwest deposit.
The tailings management facility is located in the Kumtor River valley and consists of twin tailings lines, a tailings dam, an effluent treatment plant and two diversion ditches around the area to prevent runoff and natural watercourses from entering the tailings basin. These facilities received approval from the government of the Kyrgyz Republic during 1999. Each tailings pipeline is approximately six kilometres in length. The tailings dam was designed and constructed to address the permafrost conditions at the mine site. The dam is approximately 2.7 kilometres in length and up to 27 metres in height. The tailings dam has been designed to accommodate projected requirements for tailings storage for the life of the mine and can be expanded if necessary due to additional mine production. In 2006, Centerra spent $4.64 million (US) on the construction of the tailings dam.
Centerra identified an ice-rich silt layer beneath the tailings dam that has been the cause of some minor movement of the tailings dam. In 2003, in order to proactively deal with the issue, a shear key was constructed for 650 metres along the toes of the dam by excavating a trench approximately six metres deep and 20 metres wide and filling it with well-compacted granular fill. A five-metre berm of well-compacted granular fill was then constructed over the shear key. The shear key is designed to interrupt and replace an ice-rich silt layer along the downstream dam toe within the area of measured movement, with a high-strength stiff granular fill of sufficient width that the mobilized strength of the fill will eventually stop the movement. In 2005, an independent international engineering company, BGC Engineering Inc. (“BGC Engineering”), conducted further assessments of the tailings dam movement. BGC Engineering recommended the construction of an extension to the shear key and buttress to slow the creep rate of the dam. This construction was completed in 2006.
All material permits and licences required for the current mining operations at Kumtor are in good standing.

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     Site accessibility, infrastructure and physiography
Access to the Kumtor mine site is by main road from Bishkek to Balykchy, on the western shore of Lake Issyk-Kul, a distance of 178 kilometres, then on a secondary road along the south shore of the lake to the town of Barskaun for another 150 kilometres and a final 100 kilometres into the Tien Shan Mountains to reach the deposit. Considerable work has been performed to maintain this access road and despite occasional avalanches and movements of gravel and till down steep slopes during heavy rains, there has not been any extended period during which the road has been out of service.
The Kumtor mill is situated in alpine terrain at an elevation of approximately 4,018 metres, while the highest mining excavations exceed an elevation of 4,400 metres. The main camp, administration and maintenance facilities are at about 3,600 metres. Local valleys are occupied by active glaciers that extend down to elevations of 3,800 to 3,900 metres and permafrost in the area can reach a depth of 250 metres. The area is seismically active, as a result of the continuing convergence of India and Eurasia, but the Kumtor area has a relatively sparse distribution of historical seismicity. All facilities at Kumtor, including the process plant and tailings storage dam, have been designed in accordance with recommended seismic standards for the area.
The climate is continental with a mean annual temperature of minus eight degrees Celsius. Extreme recorded temperatures vary from plus 23 to minus 49 degrees Celsius, with short summers that last from June to September. Precipitation is low at 300 millimetres per annum, with the majority falling in the summer months, and annual snow accumulation of 600 millimetres. Kumtor operates 365 days-per-year. Reflecting the harsh climate and high elevation, sparse, low vegetation is restricted to the valley floors and lower mountain slopes, with a total absence of trees or shrubs.
The mine site is connected to the Kyrgyz national power grid with a 110 kilovolt overhead power line running parallel to the access road. Fresh water is taken from Petrov Lake, situated five kilometres northeast of the mill site. The minimum water inflow into the lake is estimated to be in excess of 1,000 cubic metres per hour or approximately 1.4 times the average project demand.
     History and Financing
The Kumtor area has a history of intermittent exploration dating to the late 1920s. The Kumtor deposit was discovered in the summer of 1978 in the course of a general survey. Intensive exploration, adit sampling, drilling and geological interpretation work took place between 1979 and 1989, culminating in an initial reserve statement issued by the USSR State Committee on Reserves in March 1990.
Cameco was presented the opportunity to become involved with the Kumtor project in 1992 while pursuing uranium prospects in the Kyrgyz Republic. An initial agreement with the government of the Kyrgyz Republic was signed in December 1992 giving Cameco the exclusive right to evaluate and develop the Kumtor project. A project development agreement was finalized with the government of the Kyrgyz Republic in May 1994. Pursuant to this agreement, a Cameco subsidiary held an indirect one-third interest in KGC, a Kyrgyz joint stock company that owns the concession giving it exclusive rights to develop the Kumtor mine. Kyrgyzaltyn, a Kyrgyz joint stock company wholly-owned by the government of the Kyrgyz Republic, held the remaining two-thirds interest. Another Cameco subsidiary, KOC, acted as operator of the joint venture for which it received a management fee.
Project construction began in late 1994 and was financed by Cameco and an international group of banks and lending agencies at a cost of $452 million (US), which amount has been repaid.
     Geology and Mineralization
The Kumtor gold deposit occurs in the southern Tien Shan metallogenic belt, a Hercynian fault and thrust belt that traverses Central Asia from Uzbekistan in the west through Tajikistan and the Kyrgyz Republic into northwestern China, a distance of more than 1,500 kilometres.
There are four major thrust slices comprising the mine geology, with an inverted age relationship. Each thrust sheet contains older rocks than the sheet it structurally overlies. The slice hosting the Kumtor gold mineralization is composed

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of Vendian (youngest Proterozoic or oldest Paleozoic) metasediments, grey carbonaceous quartz-sericite-chlorite schists or phyllites that are strongly folded and schistose. The fault forming the footwall contact of this structural segment is the Kumtor Fault Zone, a dark-grey to black, graphitic gouge zone. The fault zone strikes northeasterly, dips to the southeast at moderate angles and has a width of up to 30 metres. The adjacent rocks in its hanging wall are strongly affected by shearing and faulting for a distance of up to several hundred metres. The rocks in the structural footwall of the fault zone are Cambro-Ordovician limestone and phyllite, thrust over Tertiary sediments of possible continental derivation that in turn rest, with apparent profound unconformity, on Carboniferous clastic sediments.
The Kumtor gold deposit is structurally controlled on a major fault of regional importance and is a member of the class of structurally controlled mesothermal gold replacement deposits. The Kumtor gold deposit occurs where the Vendian sediments have been hydrothermally altered and mineralized based on structural considerations. Gold mineralization has been observed over a distance of more than 12 kilometres, with the Kumtor deposit itself located in what is called the Centre Block, with a length of 1,900 metres, a vertical range of 1,000 metres and a width of up to 300 metres. A buried intrusive body is inferred by geophysical methods to occur some five kilometres to the northwest of the deposit and may be the source of the mineralization process at Kumtor.
Within the Kumtor deposit, four zones of gold mineralization have been delineated:
•	Two parallel zones of alteration and gold mineralization strike northeasterly and dip to the southeast at 45° to 60°, separated by 30 to 50 metres of barren or poorly mineralized rock. The South Zone, with a length of 700 to 1,000 metres and a horizontal width of 40 to 80 metres, is reasonably well mineralized throughout its entire length, with an average gold grade of 3 to 4 grams of gold per tonne. The North Zone, somewhat more extensive along strike but with a similar width, has lesser gold grade continuity and splits into a number of individual lenses that have average gold grades in the range of 2 to 3.5 grams of gold per tonne;

•	At their northeastern end, the North and South Zones coalesce into the Stockwork Zone, which has higher gold grades and good grade continuity. Its dimensions in plan are 400 to 500 metres long by 50 to 200 metres wide, with an average gold grade of 5 to 6 grams of gold per tonne, depending on the cut-off grade. The Stockwork Zone plunges northeasterly at 40° to 50°, and diminishes in size below elevation 3,900. Its down-plunge continuation below elevation 3,900 is known as the NB Zone. Geographically, the Stockwork Zone is located closest to the pit highwall and thus governs to a large extent the overall strip ratio of the pit design; and

•	In the south-western part of the deposit, the SB Zone (a division of the South Zone) has recently been identified below elevation 3,900. The SB Zone has a 360 metre strike length and has a down dip length ranging from 70 to 600 metres, depending on the geological section. It is open to depth, along strike to the southwest and down plunge to the northeast. While its full dimensions remain to be defined, it appears somewhat smaller than the Stockwork Zone, but is of excellent grade. It is the SB Zone that has given rise to the large increase in the mineral reserves and resources (including inferred resources) of the Kumtor deposit as the result of drilling conducted in 2005 and 2006.
Mineralization took place in four main pulses. An initial pulse resulted primarily in pervasive quartz-carbonate-albite-chlorite-sericite-pyrite alteration, with little gold of economic consequence being deposited. The next two pulses deposited all of the economically significant gold at Kumtor. Feldspar makes up nearly 20% of the ore, carbonates (calcite, dolomite, ankerite and siderite) collectively 25% to 30%, pyrite 15% to 20%, quartz 5% to 10% and the remainder are host rock inclusions.
The gold and the gold-bearing minerals occur as very fine inclusions in the pyrite, with an average size of only 10 microns. This, together with the poor cyanide leach response of the gold tellurides, accounts for the partly refractory nature of the Kumtor ore. The refractory characteristics are reflected in the relatively low historic and forecasted gold recovery of around 80%, despite the very fine grind applied to the pyrite flotation concentrate from which most of the gold at Kumtor is recovered by leaching. The fine grain size of the gold also renders assaying of this mineralization relatively reliable, with only a small nugget effect.
Most of the mineralization takes the form of veins, veinlets and breccia bodies in which the mineralization forms the matrix. In the more intensely mineralized areas, the surrounding host rock has also been altered. Post-ore faulting is

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generally parallel to, or at low angles with, the mineralized sequence. These faults often carry significant quantities of graphite, which resulted in a change in milling procedures early in the mine’s life to maintain acceptable recoveries.
The Southwest deposit is located to the southwest of the Kumtor deposit across the Davidov glacier, along the Kumtor fault. It is about 2.5 kilometres from the Kumtor mill. The Southwest deposit is covered by the Sarytor glacier, beyond which additional mineralization is known as the Sarytor deposit.
The structural/lithological framework of the Southwest and Sarytor deposits is identical to those of the Kumtor deposit with the structural dips generally somewhat shallower than at Kumtor at an angle of 20° to 50°.
At the Southwest deposit, gold mineralization is strictly controlled by the Kumtor thrust zone. A number of individual zones of mineralization have been identified within an overall mineralized envelope that is around 100 metres thick and has been traced by surface drilling for a strike length in excess of one kilometre. Individual zones tend to be relatively narrow and of different levels of intensity, and their contacts are often marked by tectonic crush zones with black fault gouge. Due to the flat orientation of the mineralized zones, their contacts have a sinuous feature in both plan and section.
The Sarytor deposit is located further southwest from the Southwest deposit. The drill results indicate that mineralized horizon at the Sarytor area strikes east-west and dips south at 20° to 30°. The thickness of the mineralized envelope is relatively consistent and varies from 80 metres to 120 metres, with the strike length of the known mineralization being approximately 800 metres.
Host rocks are tectonized slates and phyllites with lenses of till-like conglomerates and dolomitic slates. Development of background alteration is weak and represented mainly by vein-type silicification. Host rocks do not carry any elevated gold values. The mineralization zone has been traced by drilling for 200 to 300 metres down dip.
The mineralized envelope hosts three mineralized zones separated by zones of strongly faulted host rocks. Alteration intensity and zone thickness increase southward. Metasomatism is represented by banded albite-carbonate-quartz alteration with 3% to 5% pyrite. Barite and siderite are well developed in the southern part of Sarytor. As a rule, pyrite content is positively correlated with the gold grade.
     Historical Exploration, Sampling and Drilling
From 1979 to 1989, a systematic evaluation of the Kumtor deposit was carried out by the state Kyrgyz geology department and consisting of:
•	The delineation of the surface extent of the mineralization by 60 trenches;

•	The exploration of the upper portion of the deposit by underground drifts and crosscuts developed on three levels and totalling 30 kilometres of workings;

•	Testing of the lower portion of the deposit by 114 inclined and vertical diamond drill holes from the surface and 32 horizontal diamond drill holes from underground for a total of approximately 77,000 metres of drilling; and

•	The assembly of a sampling database containing 69,775 samples collected from trenches, underground workings and drill cores. Three bulk samples weighing 9 tonnes, 20 tonnes and 464 tonnes were processed for metallurgical test work.
Late in 1992, Kilborn Western Inc. (presently SNC-Lavalin Engineers & Constructors Inc.) was commissioned to prepare a feasibility study to evaluate the Kumtor deposit. In addition to the work completed prior to the feasibility study in 1994, in the interval from 1998 to 2006, KOC has completed 414 diamond drill holes having an aggregate length of 127,860 metres in the area of the Kumtor deposit itself and an additional 362 diamond drill holes over an aggregate length of 59,411 metres in exploration areas surrounding the Kumtor deposit.
Exploration expenditures at Kumtor were $14 million (US) during 2006. These expenditures relate primarily to ongoing drilling in the immediate vicinity of the Central Pit and the Sarytor deposit. At Kumtor, planned exploration

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expenditures for 2007 are $15 million (US) (not including $17 million (US) allocated to underground exploration and development for 2007).
The 2006 exploration drilling program had the following contribution, on a project basis, to the year-end increase in reserves and resources at Kumtor:
•	At the SB Zone, 1.8 million ounces of inferred resources have been identified by the 2006 diamond drill program. Additional underground drilling is planned for 2007.
•	Most of the increase in inferred resources at the Central Pit is due to positive drilling results from the SB Zone beneath the current pit design for the south end of the Central Pit. The SB Zone has been extended significantly to depth, and as of December 31, 2006, a high-grade underground inferred resource of 1.8 million ounces of contained gold with an average grade of 20.5 grams of gold per tonne has been identified below the current Central Pit. Centerra has approved a $36 million (US) underground exploration program to construct an underground decline so diamond drilling can be completed to define and explore the resources and evaluate the feasibility of underground mining. Construction is expected to begin in the second quarter of 2007.
•	At the Sarytor deposit, resources were upgraded by the in-fill drilling completed in 2006 and 296,000 ounces added to reserves.
•	Measured and indicated resources increased by 481,000 ounces.
Cameco believes that Centerra has developed and implemented procedures for quality control, data verification and security of sampling that will assure the integrity of information resulting from drilling activities at the Kumtor mine.
     Employees
Kumtor has approximately 2,125 permanent employees, of which approximately 95% are Kyrgyz citizens. The Kumtor mine is unionized and all of Kumtor’s national employees in the Kyrgyz Republic are subject to a collective agreement between KOC and the Trade Union Committee. Labour relations to date have been generally good and there has been only been one work stoppage due to a labour dispute in December 2006. KGC reached agreement with trade union representatives on the material terms of a new, two-year labour agreement in February 2007.
     Mining
The Kumtor deposit is mined using conventional open pit mining methods.
Initially, part of the ore body was overlain by an icecap 10 to 30 metres thick. A part of the icecap was removed during the first three years of operation. Now mining is focused on ore extraction and removal of the surrounding waste rock. Operations began at the 4,300 metre elevation in 1996. Presently, mining is conducted between the 4,470 and 3,842 metre elevations. The ultimate pit design plan envisages mining down to the 3,650-metre elevation.
     Milling
The milling process at the Kumtor mill reflects the fine-grained nature of the gold and its intimate association with pyrite and consists of crushing, grinding, pyrite flotation and double re-grinding the flotation concentrate. Two separate carbon-in-leach (“CIL”) circuits recover the gold from the re-ground concentrate and from the flotation tails, with final gold recovery accomplished by electro winning and refining. The mill was originally designed with a capacity to process 4.8 million tonnes of ore per year, but the actual mill throughput is currently 5.7 million tonnes per year. Historically, the metallurgical recovery has averaged about 80%.
     Production History
The Kumtor mill started processing ore in the third quarter of 1996, leading to commercial production in the second quarter of 1997. Through December 31, 2006, a total of 53.9 million tonnes of ore has been milled with an average gold

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content of 4.22 grams of gold per tonne. The total gold recovered was 5.85 million ounces. In addition, 589 million tonnes of waste and ice had been mined for an overall strip ratio of 10.9 to 1.
     Highwall Ground Movements
On July 8, 2002, a pit wall failure at the Kumtor mine (the “2002 highwall ground movement”) resulted in the temporary suspension of mining operations. While some ground movement is common, this was a very significant and unexpected movement that affected the pit wall over a vertical distance of 280 metres and caused one fatality. Although mine production resumed seven days later in an area away from the pit wall failure, the 2002 highwall ground movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible to mining. Consequently, KGC milled lower-grade ore and achieved lower recovery rates. As at December 31, 2005, the entire area affected by the 2002 highwall ground movement had been mined out.
Following the 2002 highwall ground movement, Centerra’s geotechnical consultant, Golder Associates Ltd. (“Golder”), assessed the potential explanations for the pit wall failure and provided guidance with respect to remedial and long-term pit shape design criteria that would reduce the possibility of a recurrence. A detailed surface mapping and geotechnical drilling program was designed and initiated to provide further information on the cause of the 2002 highwall ground movement. The evaluation of the data resulting from the additional investigation programs led to a revision of the structural model in the area of the northeast wall and a reformulation of slope design criteria for the final pit. The revisions in the structural model centred on a zone of highly tectonized rock located in the northeast wall, immediately adjacent to the main Stockwork Zone. This zone of very weak rock, combined with the steep backscarp structure, which also approximately parallels the ore boundary fault, was postulated as being the main cause of the failure.
Centerra’s claim under its insurance arrangements for certain losses it incurred as a result of the 2002 highwall ground movement, in particular the failure of the working bench, was settled in August 2006 for approximately $13.6 million (US).
In February 2004, some movement in the southeast wall of the Kumtor open pit was detected by the monitoring system. A crack was also discovered at the crest of the wall. The affected area of the southeast wall extends over a face length of 300 metres and a wall height of about 200 metres. This area has now been mined out.
In November 2004, KOC supplemented the existing external consulting expertise used for geotechnical assessment and review by initiating a long-term consultancy agreement with SRK Consulting (UK) Ltd. (“SRK UK”) for the provision of structural geology expertise.
In February 2006, additional minor movement was detected. Golder has made certain recommendations for remediations that are being implemented. The southeast wall area will continue to be closely monitored.
On July 13, 2006, a pit wall ground movement in a significant portion of the northeast wall of Kumtor’s Central Pit was detected by the monitoring system. Kumtor’s slope monitoring system was effective, enabling safe advance evacuation of the mining area. The movement occurred above the higher-grade Stockwork Zone that was planned to be mined in 2006 and 2007. While the Stockwork Zone was not covered, safety concerns identified in the engineering analysis undertaken after the event required a new mining sequence, which deferred production from this area. As a result, mill feed planned from this area was replaced with low grade ore stockpiles. Production in 2006 totalled 303,582 ounces of gold compared to a projection of 410,000 to 420,000 ounces of poured gold (revised as of April 30, 2006). Mining of the north wall affected by the ground movement was postponed. Mine production equipment from this area was moved to the SB Zone to accelerate stripping in order to access higher-grade ore expected in mid-2007.
Following the highwall ground movement, Golder and SRK UK assessed the potential explanations for the pit wall failure and provided guidance with respect to remedial and long-term pit shape design criteria that would reduce the possibility of recurrence. The detailed surface mapping and geotechnical drilling data provided further information on the cause of the highwall ground movement. The evaluation of the data resulting from the additional investigation programs has led to a revision of the structural model in the area of the northeast wall and reformulated slope design criteria for the final pit. The revisions in the structural model centred on the identification of a previously unknown set of structural

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features that, in conjunction with existing known structures, resulted in the formation of an unstable wedge as mining progressed.
Golder’s recommendations resulted in the flattening of the final highwall in the north end of the Central Pit to 30 degrees from 34 degrees prior to the highwall ground movement. These changes have been incorporated in the December 31, 2006 reserve statement. Centerra has re-sequenced mining of the ore body and continues to mine at full capacity.
Recently, very minor slope movement has been detected in the waste dump above the Central Pit, SB Zone highwall. The waste dump slope is currently being mined at a 31 degree angle. Two geotechnical drill holes have been completed and three more drill holes are planned to collect data to determine whether modification of the slope angle is required to stabilize the waste dump.
     Gold Sales
All gold produced by the Kumtor mine is purchased at the mine site by Kyrgyzaltyn for processing at its refinery in the Kyrgyz Republic pursuant to a Gold and Silver Sale Agreement entered into between KOC, Kyrgyzaltyn and the government of the Kyrgyz Republic. Under these arrangements, Kyrgyzaltyn is required to prepay for all gold delivered to it, based on the price of gold on the London Bullion Market on the same day on which KOC provides notice that a consignment is available for purchase. If Kyrgyzaltyn does not purchase any gold produced, the Investment Agreement provides that KGC may export and sell the gold outside of the Kyrgyz Republic without restriction.
Pursuant to an amendment to the Gold and Silver Sale Agreement made effective December 22, 2005, as subsequently amended, Kyrgyzaltyn is permitted, until May 15, 2007, to defer payments for gold for up to 12 calendar days. Kyrgyzaltyn has agreed to sell, before May 15, 2007, a sufficient number of Centerra common shares to yield $12 million (US) of proceeds. These proceeds, which will continue to be held by Kyrgyzaltyn, will fund a gold payment facility to be used by Kyrgyzaltyn to resume the practice of pre-paying for gold. While this amending agreement is in effect, the obligations of Kyrgyzaltyn are secured by a pledge of a portion of the Centerra common shares owned by Kyrgyzaltyn.
     Kyrgyzaltyn Management Fee
In connection with the Kumtor restructuring, KOC entered into an amended and restated agreement with Kyrgyzaltyn for its participation in the operation of the Kumtor gold project (the “Management Services Agreement”). This agreement came into effect together with the Investment Agreement on closing of the Kumtor restructuring.
The Management Services Agreement provides for payment of a management fee to Kyrgyzaltyn in return for its continuing assistance in the management of the Kumtor operations. Kyrgyzaltyn received an initial payment of $1 million (US) and will receive subsequent payments calculated on the basis of $1.50 (US) per ounce of gold sold. The total amount of such subsequent payments is expected to be less that $1.5 million (US) annually. Effective November 10, 2005, KOC advanced $1 million (US) to Kyrgyzaltyn, to be repaid from management fees otherwise payable by KOC to Kyrgyzaltyn. During 2006, management fees to Kyrgyzaltyn were offset against an advance of $1.0 million (US) which was made in respect of such fees in November 2005.
     Environmental, Health and Safety Matters
Centerra’s operations at the Kumtor mine are subject to environmental and safety requirements arising from the legislation and other legal requirements applicable in the Kyrgyz Republic, supplemented by contractual commitments to conduct operations in accordance with good international mining practice and in material compliance with the standards applicable under the EMAP for the Kumtor mine, which includes operation in material compliance with federal Canadian, Saskatchewan and World Bank environmental, health and safety laws, regulations, policies and guidelines.
A number of other certificates, permits and licences are required by various departments of the government of the Kyrgyz Republic with respect to the use of potentially toxic chemicals, transportation of dangerous goods, importing of blasting materials and sodium cyanide and water usage.

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In May 1998, a truck en route to the Kumtor gold mine accidentally overturned and spilled approximately 1,760 kilograms of sodium cyanide into the Barskaun River, which in turn drains into Lake Issyk-Kul. Following the accident, an independent scientific commission of international experts was assembled to assess the impact. The commission released its report to the public in September 1998 and, among other things, concluded that no fatalities resulted from the spill and that, based on reported cases where humans may have been affected within the first 72 hours, up to 16 cases of cyanide exposure may have occurred. However, the commission concluded that none of these exposure cases was confirmed, that no medical evidence has been suggested to support these cases as being cyanide-related, and that none of these potential cases were likely to experience long term effects. Despite the finding of the international experts, a separate commission established by the Prime Minister of the Kyrgyz Republic determined that damages as a result of the accident amounted to $4.6 million (US). Subsequently, KGC reached a formal settlement agreement with the government of the Kyrgyz Republic. In January 1999, the settlement agreement was submitted to a tribunal of the American Arbitration Association, which reviewed the terms of settlement and confirmed them as fair and reasonable. This represents a final settlement of all claims or potential claims arising from the accident. Mine operations were not interrupted by the accident.
In July 2005, protesters, in an action related to the 1998 cyanide spill, illegally blocked access to the Kumtor mine alleging, among other things, a lack of compensation from the government. In response to the roadblock, the government created a state committee to inquire into various aspects of the Kumtor operation and the consequences of the spill. Based on the inquiries of the state committee, the government issued a decree in September 2005, requesting, among other things, that certain government agencies enter into negotiations with KGC and ask that KGC provide new funds to compensate local residents. Throughout these negotiations KGC’s position continued to be that the settlement agreement was a final settlement of all claims and that any new compensation was the responsibility of the government. On November 14, 2005 there was a further illegal roadblock by protesters that blocked access to the mine. This roadblock was lifted on November 21, 2005 after further negotiations among the protesters, the government and KGC. As a result of these negotiations, the government acknowledged its responsibility for any new compensation relating to the spill. To assist the government in fulfilling its responsibilities, in December 2006 an agreement was signed between KGC and the government under which KGC agreed to make interest-free advances of approximately $4.4 million (US) to the government. As at March 19, 2007, $3 million (US) has been advanced. This money has been distributed to members of the local communities by a committee created by the government to administer the distribution of compensation. The final advance of $1.4 million (US) will be made in 2007. Half of the loan ($2.2 million (US)) is repayable not later than 2010 and is secured by Centerra common shares held by Kyrgyzaltyn. The balance will be forgiven in 2012, provided that the government does not default on its obligations in the Investment Agreement.
     Decommissioning and Reclamation
Upon the completion of mining and milling at Kumtor (subject to extending Centerra’s rights to mine other areas as provided under the Concession Agreement), all immovable infrastructure will become the property of the government of the Kyrgyz Republic. This includes the roads, buildings, accommodations and any other related facilities but does not include operating machinery.
In 1999, Centerra’s future decommissioning and reclamation costs for the Kumtor mine were estimated to be approximately $20.3 million (US). Any realized salvage value from the sale of plant machinery and equipment and other moveable assets after mining operations have ceased would be available to be applied against final reclamation costs, together with funds from the recovery of working capital. In 1998, a reclamation trust fund was established for the future costs of reclamation, net of estimated salvage values of $14.9 million (US). In order to fund this amount, contributions are made to the fund over the life of the mine based on ounces of gold sold. At December 31, 2006, the balance in the fund was $4.7 million (US), with the remaining $1.4 million (US) to be contributed over the remaining life of the mine. In 2004, a revised and more detailed draft decommissioning and reclamation plan was developed that estimated total costs of $21 million (US). In 2007, a new decommissioning and reclamation plan will be developed to take into account the extension of the mine life and addition of new equipment to the mine and mill operations.
     Kumtor Reserve and Resource Estimates
The mineral reserve and resource estimates for Kumtor are found below at Centerra Gold Inc — Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:

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1.	Key Assumptions
•	The mineral reserves reported include allowances for dilution and mining recovery;
2.	Key Parameters
•	gold values were obtained from assaying of surface trenches and underground working samples as well as from drill hole cores;

•	capping of high-grade samples was established at levels ranging from 20 grams of gold per tonne at the Southwest deposit and to 60 grams of gold per tonne in low-grade zones at the Central Pit and 100 grams of gold per tonne in the high-grade SB zone;

•	density was measured on 200 samples and ranged from 2.51 to 3.23 tonnes per cubic metre. An average density of 2.85 tonnes per cubic metre is used for waste and mineralized rocks;

•	a lowering of a portion the Central Pit northeast wall to increase wall stability;

•	metallurgical recoveries used in the pit optimization follow a variable recovery equation and range from 57% to 90% with a life of mine average of 82.3%;

•	mineral reserves at the Kumtor mine are not only based on grades but also on the volume and location; and

•	for the purpose of estimating mineral reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, mineral reserves within the current ultimate pit designs for Kumtor, the Southwest and the Sarytor deposits were calculated with a cut-off grade based on a gold price of $475 (US) per ounce.
3.	Key Methods
•	the geological interpretation of the ore bodies outlines was done on vertical sections 40 metres apart and on plan views;

•	a three-dimensional block model delineates the reserves and resources;

•	estimates of the grade of blocks 10 metres x 10 metres x 8 metres were obtained by ordinary kriging; and

•	mineral reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported mineral resources does not include amounts identified as mineral reserves.
The cumulative experience of reconciling ten years of production with the mineral reserve estimates for the areas mined has resulted in a high degree of confidence in projections of future production.
Although Cameco believes Kumtor mineral reserve and resource estimates are unlikely to be materially affected by external factors, such as: ground movements and pit wall failures; metallurgical; safety and environmental; permitting; legal; title; taxation and political issues; there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the gold price, subsequent to the date of the estimate, may justify revisions of such estimates.

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The Kumtor deposit is described in the technical report on the Kumtor Gold Mine, Kyrgyz Republic dated March 9, 2006, which has been prepared in accordance with National Instrument 43-101 of the Canadian securities regulators. The Kumtor technical report, prepared by Strathcona Mineral Services Limited (“Strathcona”), describes the exploration history, geology and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the drilling programs at the Kumtor site and satellite deposits are the same as, or similar to, those described in the technical report. A copy of the Kumtor technical report can be obtained from SEDAR at www.sedar.com.
Boroo Mine
The Boroo open pit gold mine is located in Mongolia. The capital cost of the project was $75 million (US) including capitalized costs during the pre-production phase. The Boroo mill began the commissioning phase in November 2003 and the mine was brought into commercial production on March 1, 2004. For the year ended December 31, 2006, the Boroo mine produced about 283,000 ounces of gold. Exploration expenditures were $1 million (US) in 2006. At year-end 2006, 342,000 ounces of contained gold have been added, which replaces mineral reserves mined in 2006. The mineral reserve and resource estimates for Boroo are found below at Centerra Gold Inc. – Reserves and Resources.
Boroo has approximately 710 employees. The proportion of Mongolian citizens in the permanent workforce is approximately 93% and substantial training programs have been implemented to further the capabilities of those employees in their current placements and to prepare them for career advancement.
The Boroo deposit is described in a NI 43-101 technical report dated May 13, 2004, which was prepared by Strathcona, and in Centerra’s prospectus dated June 22, 2004. The Boroo technical report and Centerra’s prospectus are available on SEDAR at www.sedar.com.
     Minerals Law
Mongolian minerals legislation is principally governed by the Minerals Law of Mongolia (the “Minerals Law”). The Minerals Law provides that all mineral resources in the country are the property of the state and that the state, through its agency the Mineral Resources and Petroleum Authority of Mongolia (“MRPAM”), has the right to grant exploration and mining (exploitation) licenses. The body responsible for governing rights related to all minerals-related licenses is the MRPAM’s Office of Geological and Mining Cadastre (“OGMC”).
On July 8, 2006, the Mongolian Parliament enacted a new Minerals Law, which became effective as of August 26, 2006. The provisions of the Minerals Law apply to activities and relationships with respect to the exploration for and mining of all types of mineral resources other than water, petroleum and natural gas. The key legislative changes approved by the Mongolian Parliament are described below.
The amendments introduced a definition of strategic mineral deposits. Mineral deposits that have a potential impact on national security, economic and social development, or deposits that have a potential of producing above 5% of the country’s GDP may be designated as mineral deposits of strategic importance. Parliament may designate a deposit as a strategic deposit on its own initiative or by referral from the government. The amendments provide that the state may take up to a 50% interest in the exploitation of a minerals deposit of strategic importance where state-funded exploration was used to determine proven reserves. The percentage of the state’s share shall be determined by an agreement made with the license holder on exploitation of the deposit, considering the amount of investment made by the state. The state may take up to a 34% interest in an investment to be made by a license holder in a mineral deposit of strategic importance where proven reserves were determined through funding sources other than the state’s budget. Under the new Minerals Law, a legal person duly formed and operating under the laws of Mongolia, who holds a mining license for a mineral deposit of strategic importance, is required to sell no less than 10% of its shares through the Mongolian Stock Exchange.
On February 6, 2007, Parliament designated the Boroo deposit as strategic, but resolved that the state would take no interest in Boroo on the basis that the stability agreement (the “Stability Agreement”) between Boroo Gold Company (“BGC”), which is indirectly owned by Centerra and holds the rights to the Boroo gold deposit, and the government,

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should continue to govern the Boroo deposit. The government has not acknowledged that the strategic deposit provisions will not apply to the Gatsuurt Project.
The new Minerals Law contains a new single-rate royalty for all metals of 5%. This doubles the 2.5% rate that previously applied to hard-rock gold.
The new Minerals Law also contemplates the entering into of investment agreements (formerly referred to as stability agreements) between the government and investors with respect to mineral properties. Investment agreements provide increased protection to investors making large, long-term commitments. Projects involving an investment of $50 to $100 million (US) will have 10-year terms; $100 to $300 million (US) projects will have 15-year terms; and projects involving more than $300 million (US) will have 30-year terms.
Mineral exploration and mining licenses are granted to legal persons duly formed and operating under the laws of Mongolia who are Mongolian taxpayers. These entities may be foreign-owned. Under the new Minerals Law, the initial term of a mining license is 30 years and may be extended two times for a period of twenty years each. Existing license holders will be required to convert their licenses within five months to bring them in conformance with the periods specified by the new Minerals Law. The Minerals Law provides that the holder of an exploration license has an absolute right to obtain a mining license covering all or any portion of the exploration license area subject to the approval of the provincial governor. The holder of a mining license must prepare an environmental impact assessment and environmental protection plan either before or as soon as possible after receiving a license and must comply with certain reporting requirements to the OGMC.
While it is still early to make a definitive assessment, the new Minerals Law appears likely to have a negative impact on the investment climate for the mining industry, especially foreign investors.
     Windfall Profits Tax
On May 14, 2006, the Mongolian Parliament passed a new law that imposes a windfall profits tax of 68% in respect of gold sales at a price in excess of $500 (US) per ounce. On November 13, 2006, the Mongolian government submitted to Parliament amendments to the windfall profits tax law to ease the burden on gold mining companies. The amendments called for the 68% windfall profits tax gold price threshold to be raised from $500 (US) to $650 (US) per ounce. As of March 19, 2007, Parliament has not passed the amendments to the windfall profits tax law and it is uncertain whether such an amendment will ever be enacted.
The government has acknowledged that the windfall profits tax will not apply to Boroo for so long as the Stability Agreement remains in effect. However, in discussions between the government and Centerra regarding an investment agreement in respect of the Gatsuurt project, the government has not yet agreed to provide similar protection to the Gatsuurt project.
     Stability Agreement
The Stability Agreement was entered into by BGC and the Mongolian government in 1998. This agreement, which was amended in 2000 and expires in 2013, relates to BGC’s operations at the Boroo gold deposit. Among other things, the Stability Agreement required BGC to invest at least $25 million (US) in development of the deposit. Centerra has met this requirement. In return, the Mongolian government has guaranteed that Mongolian tax laws in effect in 1998 (when the Stability Agreement was signed) will apply to BGC’s income from the project unless more favourable laws take effect and the Minister of Finance confirms that the more favourable laws apply. The Stability Agreement also provides that BGC is exempt from all income taxes for a period of three years following commencement of commercial production and is entitled to 50% tax relief for the subsequent three-year period. BGC began commercial production on March 1, 2004. Accordingly, BGC became subject to tax beginning March 1, 2007. The Stability Agreement provides that the parties shall submit unsettled disputes regarding the project or the Stability Agreement to international arbitration.
As of 1998, the Mongolian Business Income Tax Law imposed taxes on taxable income of business entities at the rate of 15% of taxable income up to 100 million tugrigs (approximately $90,000 (US)) and 40% of taxable income above this

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amount. Amendments to this law effective January 1, 2004 have reduced the generally applicable rates from 15% to 7.5% of taxable income up to 100 million tugrigs and from 40% to 30% of taxable income above 100 million tugrigs. A further amendment effective January 1, 2007 introduced a 10% rate for taxable income up to 3.0 billion tugrigs and a 25% rate for taxable income above this amount. BGC has been unsuccessful to date in receiving confirmation from the Mongolian Minister of Finance that these rate reductions apply to BGC. Thus, pursuant to the Stability Agreement, BGC paid no Mongolian income taxes with respect to its taxable income attributable to Boroo for the three-year period from the commencement of production and ending on March 1, 2007. For the subsequent three-year period, BGC will be subject to tax at a maximum rate of 7.5% of taxable income up to 100 million tugrigs and 20% of taxable income above this amount. Following the expiry of this period, the maximum applicable rates will be revised to equal 15% of taxable income up to 100 million tugrigs and 40% of taxable income above this amount.
Centerra continues its negotiations regarding the Stability Agreement (and a Gatsuurt investment agreement, as discussed below) amid strong nationalistic sentiment in the country. No agreements have yet been reached. The Minister of Finance has alleged certain tax-related violations by BGC, and has notified BGC on January 15, 2007 that the Stability Agreement will be terminated unless the alleged violations are cured within 120 days. BGC responded to the Minister of Finance that in all cases it has either remedied the alleged violations or strongly disputes that a violation exists. On February 13, 2007, BGC received a reply from the Minister of Finance reiterating the allegations. Centerra believes that this dispute will be resolved through negotiations with the government.
While Centerra believes that the termination of the Stability Agreement is unlikely, such termination could have a material adverse effect on the project by subjecting it to the provisions of the new Minerals Law, including the strategic deposit provisions of such law as well as the new windfall profits tax. In September 2006, at the request of the Mongolian government, Centerra and BGC entered into discussions with the government regarding amendments to the Stability Agreement, including its tax stabilization provisions. These discussions have not yet resulted in agreement between the government on the one hand, and Centerra and BGC on the other.
The Stability Agreement currently applies only to the Boroo mine and does not apply to the Gatsuurt property. Centerra is in negotiations with the Mongolian government regarding a new investment agreement for Gatsuurt. Since there is not yet an investment agreement for the Gatsuurt project, there is a risk that Parliament could designate it as a strategic deposit and take up to a 34% interest. In addition, Gatsuurt might be subject to the windfall profits tax. In light of these risks, Centerra has suspended further development of the property pending completion of negotiations with the government.
     Property Description and Location
The Boroo gold project is located in the Republic of Mongolia some 110 kilometres northwest of the capital city of Ulaanbaatar and about 230 kilometres to the south of the international boundary with Russia.
MRPAM has granted BGC exclusive rights to all hard-rock minerals and placer deposits under a number of contiguous mining licences centred on and surrounding the Boroo gold deposit. The licences expire between 2055 and 2064.
Surface rights have been obtained, providing sufficient surface area for the mill, and for tailings and waste rock disposal. Contracts are in place for the operation of the permanent camp, reagent storage, mining of aggregate materials, fuel storage, operation of a fuel dispensing station and the tailings dam. BGC must pay a 2.5% royalty on gold and silver sales to the Mongolian government.
The Boroo mine site includes an open pit mine with waste and ore stockpile areas. Ore is processed at a crusher and mill with a capacity of 6,900 tonnes per day. There is a camp/residence for employees, a warehouse, maintenance shops and offices.
A permanent tailings facility in the Ikh Dashir River valley is connected to the process plant by a five-kilometre pipeline. The tailings storage facility is designed for no discharge, with all of the water being reclaimed for re-use in the mill. The facility received government approval in 2003.

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     Mining
The Boroo deposit is mined using conventional open pit mining methods and currently mines approximately 15,000 tonnes per day of ore and approximately 35,000 tonnes per day of waste. The strip ratio for the year ended December 31, 2006 was 5 to 1. The remaining life of mine strip ratio is expected to be 2.5 to 1. During 2006, mining occurred in Pits 3, 5 and 6. Mining is done with bench heights of five metres, with ore mined on half-benches for improved grade control in the flat lying ore. Three to four benches are under development at any given time.
     Milling
The mill is a standard layout that consists of crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIL circuit.
The mill was designed with a capacity to process 1.8 million tonnes of ore per year but the actual mill throughput is currently 2.5 million tonnes per year. The gravity circuit recovers about 30% to 50% of the gold contained in the ore and the overall gold recovery has been 92% in the first two years in accordance with the expectations based on the metallurgical test work, but has since decreased to 87% due to processing of marginally refractory ore from Pit 5 in 2006.
BGC is proceeding to construct a $20 million (US) heap leach facility, with commissioning expected in the third quarter 2007. The facility will have a 3 million annual tonne capacity. As of September 2006, approximately 645,000 ounces of contained gold were expected to be processed over the six-year life of the heap leach facility from 19.9 million tonnes of ore with an estimated average grade of 1.01 grams of gold per tonne.
Subsequently, the 2006 year-end reserve estimates have resulted in a revised heap leach production schedule. The most significant reason for this revision is displacement of high-grade heap leach to the mill to sustain milling capacity until the Gatsuurt development project commences production. Other reasons include changes to the Boroo resource model, changes in the Boroo recovery models, and changes to the Boroo ultimate pit design. The heap leach project is now expected to process ore containing 528,259 ounces of contained gold over the six-year life of the heap leach project from 17.7 million tonnes of ore (which includes 1.4 million tonnes for Gatsuurt) with an estimated average grade of 0.93 grams of gold per tonne. This total includes an additional 210,956 ounces of contained gold at an average grade of 0.68 grams of gold per tonne that was classified as probable reserves as a result of changing the cut-off grade to 0.2 grams of gold per tonne using the 2006 year-end resource model.
     Gold Sales
All gold doré produced by the Boroo mine is currently exported and refined under a contract with Johnson Matthey Limited (“JM”). The gold is delivered to JM at the minesite and JM assumes the risk relating to security and transport and responsibility for insurance from that point to the JM refinery in Ontario. Under the contract BGC may elect to take physical delivery of the refined gold or to sell it to JM, receiving up to 95% of its estimated value based on mine-site assays within five working days of delivery to the refinery, with the balance following agreement on assays.
     Environmental, Health and Safety Matters
BGC has the necessary environmental permits and licences for the Boroo mine. Boroo’s Environmental Impact Assessment has been amended to reflect changes to operations, and its Environmental Monitoring and Protection Plans have been approved by the Mongolian government. Licences for the import, storage, use and disposal of reagents and chemicals are in place and include permits for the import, transport, use and on-site storage of cyanide.
BGC is updating its Environment Management System to address the impacts of the Boroo operation on the environment and to monitor compliance with all legal requirements. The system provides scheduled monitoring, engineering controls and reporting on the tailings management facility, the mill, the mine and waste rock stockpiles. Specific programs that monitor environmental impacts include testing for acid generation potential, dust control, investigating and reporting spill incidents on-site and off-site, hazardous material handling, planning for site decommissioning and rehabilitation, monitoring the potable water treatment system and sewage treatment and operation of the landfill.

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During 2006, BGC audited its transportation of cyanide practices against the requirements of the International Cyanide Management Code, and was found to be substantially in conformance.
     Decommissioning and Reclamation
An updated closure plan has been prepared for the Boroo mine and submitted to the relevant government authorities. In addition to meeting the Mongolian regulatory requirements, the plan includes reference to international practices pertaining to closure of mining operations. The estimated cost of decommissioning and reclamation for the Boroo mine is $3.5 million (US). Funds for mine closure are accrued on an ongoing basis, and a portion of the annual environmental management budget has been deposited with the relevant authorities in accordance with prevailing laws.
Gatsuurt Development Property
Centerra has an indirect controlling interest in the mining and exploration licences for the Gatsuurt development property, situated 35 kilometres from the Boroo project. The Gatsuurt exploration property covers 2,236 hectares. The mineral reserve and resource estimates for Gatsuurt are found below at Centerra Gold Inc. — Reserves and Resources.
Drilling and trenching programs have successfully delineated continuous mineralized zones at the Gatsuurt Central Zone and the Gatsuurt Main Zone areas.
An updated feasibility study was completed in 2006 that added an economic open pit in the Main Zone in addition to the Central Zone open pit identified in a December 2005 study. On a project basis, probable reserves at Gatsuurt, for the Central and Main Zone combined, are estimated at 9.1 million tonnes at average grade of 3.4 grams of gold per tonne for 1 million ounces of contained gold. The estimated capital cost to develop these reserves is about $75 million (US).
The preferred option is to modify the existing Boroo facility by adding a bio-oxidation circuit and processing the refractory material from Gatsuurt at the modified facility following the depletion of the Boroo reserves. Mill production will be optimized by processing the higher-grade oxide ore from Boroo and Gatsuurt, followed by the Gatsuurt sulphide ore. This has the potential to extend the life of the Boroo facility to 2014.
BGC is currently in discussions with the government of Mongolia regarding amendments to the Stability Agreement and the negotiation of an investment agreement for Gatsuurt under the new Minerals Law. The purpose of these negotiations is to conclude definitive agreements that will provide continued long-term stability to Boroo and enable the prompt development and long-term stability of Gatsuurt. Without an investment agreement for Gatsuurt, the Mongolian government could take up to a 34% interest in the property and Gatsuurt might become subject to the new windfall profits tax of 68% when gold reaches $500 (US) an ounce. In light of these risks, Centerra has suspended further development of the Gatsuurt property pending completion of negotiations with the government.
Assuming successful completion of negotiations and the resolution of the dispute with Gatsuurt LLC, the project will be developed in two stages. The first stage, scheduled to start in 2007, is budgeted at $20 million (US) and is to construct the 54 kilometre access road, mine facilities at Gatsuurt, expand the camp at Boroo and provide the required mobile mining equipment. The second stage, budgeted for $55 million (US), will commence detailed engineering in 2008 with procurement and construction scheduled to begin in 2009. This stage will modify the Boroo process plant to process the sulphide ores with the addition of a bio-oxidation plant.
Ownership of the Gatsuurt licences is being disputed. Pursuant to an agreement between Centerra Gold Mongolia Limited (“CGM”) and Gatsuurt LLC, an arm’s length Mongolian limited liability company, under which CGM acquired the Gatsuurt licences, CGM agreed to transfer the licence that covers the Central Zone of the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. Gatsuurt LLC has informed Centerra that it does not believe that CGM complied with its obligation. On December 6, 2006, Gatsuurt LLC commenced arbitration before the Mongolian National Arbitration Court (“MNAC”) alleging non-compliance by CGM and seeking: (1) an order terminating the license agreement and returning to Gatsuurt LLC all mining rights on the licensed property; (2) an order requiring CGM to carry out the environmental rehabilitation of the licensed property; and (3) an order compelling CGM to surrender to Gatsuurt LLC all reports, plans,

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maps and related information concerning the licenses. CGM has challenged the MNAC’s jurisdiction and the independence and impartiality of the Gatsuurt LLC nominee to the arbitration panel. Centerra believes that Gatsuurt LLC’s position is without merit.
A NI 43-101 technical report dated May 9, 2006 for the Gatsuurt deposit was filed by Centerra and is available on SEDAR at www.sedar.com.
REN Exploration Property
The REN gold exploration property is located at the northern end of the Carlin Trend gold mines in northern Nevada. It is an advanced exploration property that is actively being explored by the REN joint venture, which is 62% owned by Centerra through a subsidiary of Centerra and 38% owned by Homestake Mining Company of California, a subsidiary of Barrick Gold Corporation (“Barrick”). REN’s southern boundary is 1,500 metres from Barrick’s Meikle mine.
Centerra’s exploration expenditures in connection with the REN property in 2006 were $2.0 million (US). Barrick has informed Centerra that it will not contribute to the exploration program for the REN property in 2007; Centerra may exercise its right under the REN Joint Venture Agreement to fund the deficiency. Consequently, Barrick’s participating interest in the joint venture may decrease slightly. The amount by which it may decrease will depend on the expenditures incurred by Centerra in 2007. Barrick may earn back its participating interest only under certain circumstances.
A NI 43-101 technical report dated June 15, 2004 for the REN property was filed by Centerra and is available on SEDAR at www.sedar.com.
Reserves and Resources
Reserve and resource estimates, the scientific and technical information, and description of the geology relating to Centerra’s gold properties, as presented in this Annual Information Form, was prepared by or under the supervision of the following qualified person:

Qualified Person	Properties
Ian Atkinson, Certified Professional Geologist, Vice President,	Kumtor
Exploration, Centerra	Boroo
Gatsuurt
REN
To the knowledge of Cameco, the qualified person beneficially owns, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.
Cameco’s gold reserves and resources are located in the Kyrgyz Republic, Mongolia and the United States of America.
The following table shows the estimated gold reserves and resources as at December 31, 2006 on a property basis and Cameco’s share, which is referred to as Cameco’s equity. Cameco’s equity or share amounts to 52.7% of Centerra’s share of the reserves and resources of the properties. The amount of reported resources does not include those amounts identified as reserves.
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and includes an estimate of the metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage”.
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:

80	2006 Cameco Annual Information Form

This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven and probable reserves.
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.

81	2006 Cameco Annual Information Form

Reserves (1)	(Tonnes and Ounces in Thousands)(11)(12)
	Proven (100% Basis)			Probable (100% Basis)			Total Proven and Probable Reserves
										Cameco	Estimated
		Grade	Contained		Grade	Contained		Grade	Contained	Equity	Metallurgical	Mining
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	(oz)(3)	Recovery %	Method(4)
Kumtor(6)	12,014	4.9	1,893	19,426	4.6	2,852	31,440	4.7	4,745	2,500	82%	OP
Boroo	5,294	2.6	449	19,230	1.3	785	24,523	1.6	1,234	618	76%	OP
Gatsuurt	—	—	—	9,101	3.4	1,005	9,101	3.4	1,005	530	88%	OP

Total(12)	17,308	4.2	2,342	47,757	3.0	4,642	65,064	3.3	6,984	3,648

Measured and Indicated Resources(2)				(Tonnes and Ounces in Thousands)(11)(12)
	Measured (100% Basis)			Indicated (100% Basis)			Total Measured and Indicated Resources
										Cameco
		Grade	Contained		Grade	Contained		Grade	Contained	Equity	Mining
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	(oz) (3)	Method(4)
Kumtor(5)(6)	17,710	3.5	1,964	14,810	3.2	1,538	32,520	3.3	3,502	1,845	OP
Boroo(5)(8)	680	2.0	45	5,519	1.4	240	6,199	1.4	284	142	OP
Gatsuurt(9)	—	—	—	6,238	3.0	607	6,238	3.0	607	320	OP
REN(10)	—	—	—	2,991	12.7	1,220	2,991	12.7	1,220	399	UG

Total	18,390	3.4	2,009	29,558	3.8	3,605	47,948	3.6	5,613	2,706

Inferred Resources (100% Basis)(2)	(Tonnes and Ounces in Thousands)(11)(12)
		Inferred
		Grade	Contained	Cameco	Mining
Property	Tonnes	(g/t)	Gold (oz)	Equity (oz)(3)	Method(4)
Kumtor(5)(6)	571	2.2	40	21	OP
Kumtor SB Underground(7)	2,781	20.5	1,830	964	UG
Boroo(5)(8)	7,772	1.0	240	120	OP
Gatsuurt(9)	2,437	3.3	256	135	OP
REN(10)	835	16.1	432	141	UG

Total	14,396	6.0	2,798	1,381
(1)	For the purpose of estimating mineral reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with US Securities and Exchange Commission Industry Guide 7, reserves have been estimated with cut-off grades based on a gold price of $475 (US) per ounce.

(2)	Mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)	Cameco’s equity interest amounts to 52.7% of Centerra’s equity interest of reserves and resources for the properties. Centerra’s equity interest for the properties are: Kumtor 100%, Gatsuurt 100%, Boroo 95% and REN 62%.

(4)	“OP” means open pit and “UG” means underground.

(5)	Open pit resources occur outside the current pits, which have been designed using a gold price of $475 (US) per ounce.

(6)	The open pit mineral reserves and resources at Kumtor are estimated based on a cut-off grade of 1.3 grams of gold per tonne and include the Central Pit and the Southwest and Sarytor deposits.

(7)	Underground mineral resources occur below the Central Pit shell and are estimated based on a cut-off grade of 7.0 grams of gold per tonne.

(8)	The mineral reserves and resources at Boroo are estimated based on a variable cut-off grade depending on the type of material and the associated recovery. The cut-off grades range from 0.2 to 0.8 grams of gold per tonne.

(9)	The mineral reserves and resources at Gatsuurt are estimated using either a 1.2 or 1.9 grams of gold per tonne cut-off grade depending on the type of material and the associated recovery. High-grade values were also cut using variable limits ranging from 20 to 45 grams of gold per tonne depending on the mineralized zone.

(10)	The mineral resources at REN are estimated based on a cut-off grade of 8.0 grams of gold per tonne.

(11)	A conversion factor of 31.10348 grams of gold per ounce is used in the reserve and resource estimates.

(12)	Numbers may not add up due to rounding.

82	2006 Cameco Annual Information Form

     Gold Reserves and Resources Reconciliation
The following reconciliation of Cameco’s share of gold mineral reserves and resources reflects the changes in gold reserves and resources during 2006. Changes in mineral reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the gold price, changes in pit designs, reconciliation between the mill and the resource model and changes to operating costs. The large majority of the additions to mineral reserves and resources during 2006 at Kumtor is attributable to exploration results, with only a minimal part of the increase attributable to these other factors. The changes in mineral reserves and resources at Boroo in 2006 are primarily attributable to the inclusion of lower-grade heap leach material into the mineral reserves. The minor increases in mineral reserves at Gatsuurt are a result of the change in gold price.
Reconciliation of Cameco’s Share of Gold Reserves and Resources (1)
(in troy ounces of contained gold)

			2006 Addition
	December 31, 2005	2006 Throughput (2)	(Deletion) (3)	December 31, 2006
Reserves – Proven
Boroo	387,000	(163,000)	1,000	225,000
Gatsuurt	0		—	0
Kumtor(4)	1,106,000	(219,000)	110,000	997,000
REN	0		—	0
Total Proven Reserves	1,493,000	(382,000)	111,000	1,222,000

Reserves – Probable
Boroo	222,000	0	171,000	393,000
Gatsuurt	0		530,000	530,000
Kumtor(4)	1,503,000	0	—	1,503,000
REN	0		—	0
Total Probable Reserves	1,725,000	0	701,000	2,426,000

Total Proven and Probable Reserves	3,218,000	(382,000)	812,000	3,648,000

Resources – Measured
Boroo	74,000		(52,000)	22,000
Gatsuurt(6)	0		—	0
Kumtor(5)	861,000	0	174,000	1,035,000
REN	0		—	0
Total Measured Resources	935,000	0	122,000	1,057,000

Resources – Indicated
Boroo	27,000	0	93,000	120,000
Gatsuurt(6)	977,000	0	(657,000)	320,000
Kumtor(5)	730,000	0	80,000	810,000
REN	393,000	0	6,000	399,000

Total Indicated Resources	2,127,000	0	(478,000)	1,649,000

Total Measured and Indicated Resources	3,062,000	0	(356,000)	2,706,000

Resources – Inferred
Boroo	84,000	0	36,000	120,000
Gatsuurt(6)	199,000	0	(64,000)	135,000
Kumtor(5)	423,000	0	562,000	985,000
REN	42,000	0	99,000	141,000

Total Inferred Resources	748,000	0	633,000	1,381,000

Notes

(1)	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.

(2)	Corresponds to mill feed. The discrepancy between the 2006 mill feed and Cameco’s share of 2006 ounces produced is due to mill recovery.

(3)	Changes in mineral reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of mineral reserves or resources, an increase in the gold price, changes in pit designs, reconciliation between the mill and the resource model, and changes to operating costs.

(4)	Kumtor mineral reserves include the Central Pit and the Southwest deposit and Sarytor deposit.

(5)	Kumtor mineral resources include the Central Pit, the SB underground, the Southwest deposit and Sarytor deposit.

(6)	Gatsuurt mineral reserves and resources include the Central Zone and Main Zone deposits.

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Centerra Commitments and Contractual Obligations
     Exchange Agreements with IFC and EBRD
Each of International Finance Corporation (“IFC”) and European Bank for Reconstruction and Development (“EBRD”) made subordinated loans to KGC in the amount of $10 million (US), the proceeds of which were used in the construction of the Kumtor mine. The repayment of these loans was scheduled to begin in December 2005, but IFC and EBRD had the right to delay the final repayment of the loans until 2015. The calculation of interest payments due under the loans was dependent on the performance of the Kumtor mine.
Centerra entered into agreements with each of IFC and EBRD (the “Agency Exchange Agreements”) pursuant to which, in exchange for their assigning to Centerra the benefit of the subordinated loans, Centerra issued to each of IFC and EBRD 1,530,606 common shares and made cash payment to each of $9.5 million on June 30, 2004.
In connection with this exchange, Centerra has agreed separately with IFC and EBRD that, as long as each holds more than 10% of the number of Centerra’s common shares issued to it in connection with the exchange, it will: (i) maintain a sustainable development policy; (ii) allow representatives of IFC and EBRD to visit Centerra’s Kumtor and Boroo operations each year, (iii) perform an environmental assessment in connection with all proposed new projects and developments in accordance with the applicable World Bank policy in effect as of the date of the Agency Exchange Agreements and to operate such new projects and developments in accordance with mine and operating plans that seek to limit the environmental impact of the operations and protect human health and safety in accordance with good international mining practices and applicable laws and World Bank guidelines in effect as of the date of the Agency Exchange Agreements; and (iv) conduct its Kumtor operations in accordance with good international mining practices, including the most stringent of (a) the standards applicable to the Kumtor mine under the EMAP and (b) the environmental laws of the Kyrgyz Republic, Canada and Saskatchewan in effect from time to time.
To the best of Centerra’s knowledge EBRD, continues to hold all the Centerra common shares it was issued pursuant to its Agency Exchange Agreement and IFC no longer holds any Centerra common shares.
     Political Risk Insurance Rights Plan
As a prerequisite to acquiring political risk insurance for Centerra’s Kumtor mining operations, Centerra adopted an insurance risk rights plan. The plan will be applied if an event occurs relating to KGC or its assets or operations at a time when Kyrgyzaltyn is controlled by the government of the Kyrgyz Republic and the event is caused by that government and results in a payment to Centerra under the political risk insurance coverage. In this event, the following will occur:
•	each holder of Centerra common shares will be entitled to exchange its shares for Centerra Class A non-voting shares;

•	Kyrgyzaltyn has irrevocably elected to exchange all of its common shares for Class A non-voting shares and it is expected that no other shareholders would elect to do this;

•	the holders of Centerra common shares (but not Class A non-voting shares) will be entitled to acquire additional common shares for $0.01 per share, with the aggregate number of common shares available to be determined by a formula designed to provide for the holders of Class A non-voting shares to be diluted by an amount that approximates the proceeds received under the political risk insurance; and

•	following the exercise of the rights to acquire additional shares by Centerra common shareholders, the Class A non–voting shares will convert back into Centerra common shares.

84	2006 Cameco Annual Information Form

     Centerra Shareholders Agreement
In connection with the Kumtor restructuring Centerra entered into a shareholders agreement with Cameco Gold Inc. “CGI”), a wholly-owned Cameco subsidiary, and Kyrgyzaltyn (the “Shareholders Agreement”) governing certain matters related to their ownership of common shares of Centerra. The Shareholders Agreement provides for each of Kyrgyzaltyn and CGI to meet from time to time, not less frequently than annually, to consider the disposition of the common shares held by them. Despite this agreement to consult, each of Kyrgyzaltyn and CGI may at any time initiate a further distribution of Centerra’s common shares. Also, if Centerra proposes to issue any of its common shares by private placement or public offering, Centerra will provide CGI and Kyrgyzaltyn with an opportunity to sell their shares as part of the offering provided that Centerra’s reasonable capital needs take priority.
For a period of five years following the date of the closing of the Kumtor restructuring, for so long as Kyrgyzaltyn is controlled, directly or indirectly, by the government of the Kyrgyz Republic, Kyrgyzaltyn or its affiliates have agreed to maintain registered and beneficial ownership of at least 5% of the outstanding common shares at the time of the closing of the Kumtor restructuring, except in the case of certain permitted takeover bids and subject to appropriate anti-dilution adjustments, as determined from time to time by Centerra’s board of directors. In addition, Kyrgyzaltyn has agreed not to sell, transfer or encumber any of its shares during any period during which the Kyrgyz government is in default of its obligations under the principal agreements relating to the Kumtor restructuring. Kyrgyzaltyn’s shares are held in escrow to ensure compliance with these transfer restrictions. As at March 19, 2007, Kyrgyzaltyn had 33,869,151 common shares held in escrow, representing 15.7% of Centerra’s issued and outstanding common shares.
The Shareholders Agreement also addresses the voting by CGI and Kyrgyzaltyn of their shares for their respective nominees to Centerra’s board.
     Location Agreement
On April 22, 2004, Cameco entered into an agreement with Centerra which provides that Centerra will not carry on business in Canada by owning, acquiring, exploring, developing or mining mineral properties located in Canada (the “Location Agreement”). The Location Agreement will terminate and the prohibition will end once Centerra ceases to be a subsidiary of Cameco under applicable corporate law.
     Administrative Services Agreement
Centerra has entered into a services agreement with Cameco pursuant to which Cameco has agreed to provide certain services and expertise to Centerra in return for reimbursement of all its direct or indirect costs relating to such services. For the 2006 fiscal year, Cameco ceased providing a number of these services to Centerra, including accounting services.
Additional Information on Centerra
Cameco is listed and publicly traded on the Toronto Stock Exchange. It is required to file with Canadian securities regulators its continuous disclosure documents on SEDAR, which documents are available to the public at www.sedar.com. As such, additional information on Centerra’s properties, operations, financial results, financial positions and the risk factors associated with its operations can be found in its most recent annual and interim financial statements and management’s discussion and analysis, annual information form, material change reports and press releases available through SEDAR (www.sedar.com).
RISK FACTORS
The businesses in which Cameco participates are subject to certain risks. The risks described below are not the only risks facing Cameco and other risks now unknown to Cameco may arise or risks now thought to be immaterial may become material. Some of the risks described below are only applicable to certain of Cameco’s business interests, while others are generally applicable. No guarantee is provided that other factors will not affect the Company in the future. This discussion of risks should be read in conjunction with the discussion of risks in Cameco’s Management’s

85	2006 Cameco Annual Information Form

Discussion and Analysis. As the context requires for the following information, reference to the Company or Cameco also includes Cameco’s direct and indirect subsidiaries, including Centerra.
Risks relating to Cameco and Centerra Generally
Cameco and Centerra are subject to a number of operational risks and Cameco and Centerra may not be adequately insured for certain risks
Cameco’s and Centerra’s businesses are subject to a number of risks and hazards, including environmental pollution, accidents or spills (including hazardous emissions from Cameco’s Port Hope conversion facilities such as a UF6 release or a leak of anhydrous hydrogen fluoride used in the UF6 conversion process); industrial and transportation accidents, which may involve radioactive or hazardous materials; labour disputes; catastrophic accidents; fires; blockades or other acts of social or political activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; encountering unusual or unexpected geological conditions; and technological failure of mining methods. Cameco also contracts for the transport of its uranium and uranium products to refining, conversion, fuel manufacturing, enrichment and nuclear generation facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the Company to transportation risks.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Centerra’s gold properties and Cameco’s uranium properties and refining, conversion and fuel manufacturing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Centerra’s and Cameco’s mines and mills or Cameco’s refining, conversion and fuel manufacturing facilities or in Centerra’s and Cameco’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Although Cameco and Centerra maintain insurance to cover some of these risks and hazards in amounts Cameco and Centerra believe to be reasonable, subject to applicable deductibles, this insurance may not provide adequate coverage in all circumstances. No assurance can be given that Cameco’s and Centerra’s insurance will continue to be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Also, Cameco and Centerra may be subject to liability or sustain losses in relation to certain risks and hazards against which Cameco and Centerra cannot insure or which Cameco and Centerra may elect not to insure because of the cost. This lack of insurance coverage could have a material adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.
     Labour Relations
Cameco has unionized employees at its McArthur River and Key operations and Port Hope conversion and fuel manufacturing facilities and at Zircatec’s manufacturing facilities in Port Hope and Cobourg. The collective agreement for unionized employees at the McArthur River and Key Lake operations expires on December 31, 2009. The collective agreement covering unionized employees at the Port Hope conversion facility was ratified after a seven-week strike and will expire June 30, 2007. This strike resulted in a significant loss of planned UF6 and UO2 production. The collective agreement covering unionized employees at Zircatec’s fuel manufacturing facilities expires on June 1, 2007. Centerra’s subsidiary, KGC, has a collective agreement covering unionized employees at the Kumtor mine, which expires in February 2009. An illegal work stoppage by unionized employees at Kumtor occurred in December 2006 in connection with negotiating the new collective agreement, which impacted mining operations. Cameco cannot predict at this time whether new collective agreements will be reached with these or other employees without a work stoppage.
Any lengthy work interruptions could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

86	2006 Cameco Annual Information Form

     Imprecision of Reserve and Resource Estimates
Reserve and resource figures included for uranium and gold are estimates and no assurances can be given that the indicated levels of uranium and gold will be produced or that Cameco will receive the uranium price and gold price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, success of planned mining methods, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included are well established and reflects management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and gold, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time, and the experience gained in use of a mining method.
Resources figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.
If Cameco’s reserve or resource estimates for its uranium and gold properties are inaccurate or are reduced in the future, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Production Estimates may be inaccurate
Cameco prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Uranium and gold production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; and the assumption of ongoing timely regulatory approvals where these are required.
Uranium refining, conversion and fuel manufacturing estimates are based on, among other things, the following factors: no disruption in supply from the Company’s or third party sources; and the accuracy of estimated rates and costs of processing.
Cameco’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mining and milling losses being greater than planned; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining, milling, uranium refining, conversion and fuel manufacturing; failure of mining methods; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements and cave-ins; significant interruption to production facilities due to fires or failure of critical equipment; and unexpected labour shortages or strikes.
     Exploration and Development activities may not be successful
Exploration for and development of uranium properties and gold properties involve significant financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium and gold from ore. Cameco and Centerra cannot ensure that their current exploration and development programs will result in profitable commercial mining operations or

87	2006 Cameco Annual Information Form

replacement of current production at existing mining operations with new reserves. Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically.
Cameco’s and Centerra’s ability to sustain or increase their present levels of uranium and gold production, respectively, is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and uranium and gold prices, which are highly cyclical. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Cameco and Centerra conduct feasibility studies that derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium and gold from the ore; and anticipated environmental and regulatory compliance costs.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Cameco’s and Centerra’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have a material adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.
     Environmental, health and safety risk.
Cameco and Centerra expend significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of jurisdictions. The historical trend toward stricter laws is likely to continue. The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional radiation risks uniquely associated with uranium mining, processing and fuel manufacturing. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining, conversion and fuel manufacturing sites and other environmental matters, each of which could have a material adverse effect on Cameco’s and Centerra’s operations or the cost or the viability of a particular project.
Cameco’s and Centerra’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Cameco’s and Centerra’s right to continue operating their facilities is, in a number of instances, dependent upon compliance with these conditions. Failure to meet certain of these conditions could result in interruption or closure of Cameco’s and Centerra’s facilities or material fines or penalties, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Governmental Regulation and Policy Risks
Cameco’s operations and exploration activities, particularly uranium mining, refining, conversion, fuel manufacturing and transport in Canada and the United States, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, decommissioning and reclamation, safety, toxic substances, transportation, emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, ore refining and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. The Company

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expends significant financial and managerial resources to comply with such laws and regulations. Cameco anticipates it will have to continue to do so as the historic trend toward stricter government regulation will likely continue. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, Cameco is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting the Company’s mining operations, uranium refining, conversion and fuel manufacturing operations, and uranium transport, could materially and adversely affect the Company’s results of operations and financial condition in a particular period or its long term business prospects.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies.
The development and operation of mines and other facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licences and permits are subject to many variables outside the Company’s control, including potential legal challenges from various stakeholders such as environmental groups, non-government organizations or aboriginal groups claiming certain rights with respect to traditional lands. Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse impact on the Company.
     Political Risk
Cameco’s Inkai project is located in the Republic of Kazakhstan. All of Centerra’s current gold production and reserves are derived from assets located in the Kyrgyz Republic and Mongolia. These three countries are developing countries that have experienced political and economic difficulties in recent years, including in the Kyrgyz Republic, a revolution in March 2005 resulting in the ouster of the long-time incumbent President. Although the election of a new President has brought a measure of stability to the Kyrgyz Republic following the events of March 2005, the political situation continues to evolve. The government resigned in late 2006. Cameco and Centerra are meeting with the new government to discuss a number of issues concerning Kumtor. If the issues between Cameco and the Kyrgyz Republic are not resolved to their mutual satisfaction, the risks to Cameco’s investment in Centerra may increase significantly. Cameco is uncertain if an agreement can be reached to resolve these issues. There continues to be a risk of future political instability in the Kyrgyz Republic. (For a discussion of the recent political unrest in the Kyrgyz Republic and other matters related to Kyrgyz political risk see Centerra Gold Inc. — Kumtor Mine - Government and Political Factors above).
Cameco’s Inkai project and Centerra’s mining operations and gold exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business in each of these countries. Operations may also be affected in varying degrees by civil unrest, terrorism, military conflict or repression, crime, corruption, extreme fluctuations in currency rates and inflation in Central Asia and the former Soviet Union. There is also a risk of terrorism in North America, Europe and elsewhere in the world.
The relevant governments have entered into contracts with Cameco and Centerra or granted permits or concessions that enable them to conduct operations or development and exploration activities. Notwithstanding these arrangements, their ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which they have no control.
There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Cameco’s or Centerra’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of Cameco’s or Centerra’s original investment or to fully compensate Cameco or Centerra for the loss of the investment. Similarly, Cameco’s and Centerra’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls,

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income taxes, expropriation of property, environmental legislation, mine safety and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above. Furthermore, there can be no assurance that the agreements Cameco and Centerra have with the governments of these countries, including the Investment Agreement and the Stability Agreement, will prove to be enforceable or provide adequate protection against any or all of the risks described above.
In this regard, the Mongolian Minister of Finance has alleged certain tax-related violations by BGC and notified BGC on January 15, 2007 that the Stability Agreement will be terminated unless the alleged violations are cured within 120 days, BGC responded to the Minister of Finance that in all cases it has either remedied the alleged violations or disputes that a violation exists. On February 13, 2007, BGC received a reply from the Minister of Finance reiterating the allegations. Centerra believes that this dispute will be resolved through negotiations with the government. The termination of the Stability Agreement, however, could result in: the government taking up to 50% interest in the project; subject BGC to the new windfall profits tax; and would subject BGC to general applicable tax rates. See Centerra Gold Inc. — Boroo Mine — Stability Agreement above.
Cameco and Centerra have made an assessment of the political risk associated with each of its foreign investments and maintain political risk insurance to mitigate losses as deemed appropriate. However, Centerra’s political risk coverage provides that on a change of control of Centerra the insurers have the right to terminate the coverage. If that were to happen, there can be no assurance that the political risk insurance will continue to be available on reasonable terms. Furthermore, there can be no assurance that the insurance would continue to be available at any time or that particular losses Cameco or Centerra may suffer with respect to its foreign investments will be covered by the insurance. These losses could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Cameco or Centerra may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at Cameco’s or Centerra’s foreign operations, Cameco and Centerra may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cameco and Centerra may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity.
The dispute resolution provision of the Investment Agreement, the Stability Agreement, the agreements related to Joint Venture Inkai, and HEU Commercial Agreement stipulate that any dispute between the parties thereto is to be submitted to international arbitration. However, there can be no assurance that a particular governmental entity or instrumentality will either comply with the provisions of these or any other agreements or voluntarily submit to arbitration. If Cameco and Centerra are unable to enforce their rights under these agreements, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Properties may be subject to defects in title
Cameco and Centerra have investigated their rights to explore and exploit all of their material properties and, to the best of their knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to their detriment. There can also be no assurance that Cameco’s and Centerra’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis. A third party has challenged Centerra’s title to its Gatsuurt Property (see Centerra Gold Inc. — Gatsuurt Development Property above).
The validity of unpatented mining claims on US public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on US public lands, Centerra’s interest in the REN property and Cameco’s interest, held by subsidiaries, in its US ISL properties may be subject to various uncertainties that are common to the industry, with the attendant risk that its title may be defective or challenged.

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Although Cameco and Centerra are not currently aware of any existing title uncertainties with respect to any of their material properties, other than with respect to First Nation and Métis claims in Saskatchewan and with respect to Centerra’s Gatsuurt property as discussed in Centerra Gold Inc. — Gatsuurt Development Property above, there is no assurance that such uncertainties will not result is future losses or additional expenditures, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Counterparty/Credit Risk
Cameco enters into transactions to reduce the impact of fluctuations in currency exchange rates. These transactions expose the Company to the risk of default by the counterparties to such contracts. The Company manages this risk of default, or credit risk, by dealing only with financial institutions that meet its credit rating standards and by limiting exposures with individual counterparties.
In addition, Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2006, about 6% of Cameco’s forecast revenue under contract, for the period 2007 to 2009, is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment. As well, Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement and Springfields toll-conversion agreement, exposes the Company to the risk of the supplier’s failure to fulfill its delivery commitment.
Although the Company seeks to manage its credit risk and purchase risk exposure, there can be no assurance that the Company will be successful in eliminating the potential material adverse impacts of such risks.
     Currency Fluctuations
Cameco’s earnings and cash flow may also be affected by fluctuations in the US/Canadian dollar exchange rate. Cameco’s sales of uranium and conversion services are mostly denominated in US dollars, while the production costs of both are denominated primarily in Canadian dollars. Cameco’s consolidated financial statements are expressed in Canadian dollars.
Centerra’s consolidated financial statements are expressed in US dollars. Its sales of gold are denominated in US dollars. As part of the consolidation by Cameco of Centerra’s financial results, the sales of gold are converted into Canadian dollars at prevailing exchange rates. As of December 31, 2006, Centerra also had $216 million of cash in Canadian currency.
Fluctuations in exchange rates between the US dollar and the Canadian dollar may give rise to foreign exchange currency exposures, both favourable and unfavourable, which have materially impacted and may materially impact in the future Cameco’s financial results. Although Cameco utilizes a hedging program to limit any adverse effects of foreign exchange rate fluctuations, there can be no assurance that such hedges have eliminated the potential material adverse impact of such fluctuations.
     Decommissioning and Reclamation
Environmental regulators are increasingly requiring financial assurances to assure that the cost of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Cameco has filed decommissioning plans for certain of its properties with regulators. These regulators have accepted the decommissioning plans in concept. As Cameco properties approach or go into decommissioning, further regulatory review of the detailed decommissioning plans may result in additional requirements, associated costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. If Cameco is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher that current estimates, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

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Similarly at each of Centerra’s mine sites, Centerra is required to establish a decommissioning and reclamation plan. The costs of performing the decommissioning and reclamation must be funded by Centerra’s operations. These costs can be significant and are subject to change. Centerra cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If Centerra is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher that current estimates, this could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
     Accounting Policies
The accounting policies and methods utilized by Cameco (and by Centerra and other entities in which Cameco has an interest) determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain. Cameco’s financial conditional and results of operations are reported using accounting policies and methods prescribed by Canadian GAAP. In certain cases, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet could result in Cameco reporting materially different amounts. Management of Cameco exercises judgement in selecting and applying accounting policies and methods to ensure that while Canadian GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations. Significant accounting policies used in the preparation of Cameco’s December 31, 2006 consolidated financial statements are described in Note 2 to such statements under the heading “Significant Accounting Policies”.
     Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
     Key Personnel
The chief executive officer and senior officers of Cameco and Centerra are critical to their success. In the event of the departure of the chief executive officer or a senior officer, each of Cameco and Centerra believe that they will be successful in attracting and retaining qualified successors but there can be no assurance of such success. If either Cameco or Centerra is not successful in attracting and retaining qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Cameco’s and Centerra’s success depends on their ability to attract and retain qualified personnel.
Recruiting and retaining qualified personnel is critical to Cameco’s and Centerra’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties and the operation of uranium, milling, refining, conversion and fuel manufacturing facilities is limited and competition for such persons is intense. As Cameco’s and Centerra’s business activity grows, they will require additional key financial, administrative, technical and operations staff. The Concession Agreement relating to Centerra’s Kumtor operations also requires two thirds of all administrative or technical personnel to be citizens of the Kyrgyz Republic. It has been necessary to engage expatriate workers for Centerra’s operations in Mongolia and, to a lesser extent, the Kyrgyz Republic because of the shortage of locally trained personnel. It is also necessary for Cameco to engage expatriate and local workers for the Inkai project in Kazakhstan. If Cameco or Centerra is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Prospects may suffer due to enhanced competition for mineral acquisition opportunities.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, Cameco and Centerra may be unable to acquire rights to exploit additional attractive mining properties

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on terms that Cameco and Centerra consider acceptable. Accordingly, there can be no assurance that the Company and Centerra will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If Cameco and Centerra are not able to acquire such interests, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition. Even if they do acquire such interests, the resultant business arrangements may not ultimately prove beneficial to their businesses.
     Cameco and Centerra may experience difficulties with their joint venture partners.
Cameco operates McArthur River mine and Cigar Lake development project through joint ventures with other companies and have entered into a number of other joint ventures. Centerra operates the REN project through a joint venture with another company. Both Cameco and Centerra may in the future enter into additional joint ventures. Both companies are subject to the risks normally associated with the conduct of joint ventures. These risks include disagreement with a joint venture partner on how to develop, operate and finance a project and possible litigation between the joint venture partners regarding joint venture matters. These matters may have an adverse effect on Cameco’s and Centerra’s ability to pursue the projects subject to the joint venture, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Risks relating to Nuclear Business
     Volatility and Sensitivity to Prices
Because the majority of the Company’s revenues are derived from the sale of uranium and uranium products, the Company’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long-term and short-term market price of U3O8 and for uranium conversion services. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; production levels and costs of production; significant production interruptions or delays in expansion plans; and actions of investment and hedge funds in the uranium market.
The fluctuation of the prices of uranium and UF6 conversion services is illustrated by the following tables, which set forth, for the periods indicated, the highs and lows of the spot price for non-CIS origin U3O8 and the UF6 conversion services, as published by Trade Tech:
Spot Uranium Prices (1)
(US $/lb of U3O8)

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Spot
High	14.30	11.80	10.90	9.40	9.50	10.20	14.40	20.50	36.50	72.00
Low	10.20	8.75	9.60	7.10	7.20	9.70	10.10	15.60	21.20	37.50

(1)	Source: The Nuexco Exchange Value, published by TradeTech. Spot prices reflect the spot price for all uranium other than of CIS origin.
Range of Nuexco UF6 Conversion Values (1)
For Spot and Near-Term Transactions
(US$/kg U)

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Spot
High	6.10	5.10	3.85	3.25	5.25	5.25	6.50	9.00	12.00	11.75
Low	5.10	3.50	2.55	2.35	3.65	5.05	4.90	6.80	11.00	11.00

(1)	Source: The Nuexco Conversion Value, published by TradeTech. The conversion value over this period of time is for the provision of conversion services delivered in North America.

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Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
     Large flood at the McArthur River Mine, Rabbit Lake Mine or Cigar Lake Project
On April 6, 2003, production at Cameco’s McArthur River mine was temporarily suspended, as an increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. This incident resulted in a considerable shortfall in 2003 uranium production. The sandstone that overlays the basement rocks of the McArthur River deposit contains significant water, which is at hydrostatic pressure. Water flow into the mine area is generally prevented by ground freezing. There are technical challenges at McArthur River involving the groundwater and rock properties.
The Cigar Lake deposit has hydro-geological characteristics similar to McArthur River and as a result also has technical challenges involving groundwater and rock properties. In April 2006, the second shaft at Cigar Lake was flooded. This shaft was under development at the time and as a result it was not connected to the underground development area. Remediation is planned to take place primarily by ground freezing around the perimeter of the shaft that remains to be developed.
In October 2006, a water inflow occurred at Cigar Lake, following a rock fall in an access tunnel that was being developed to a future production area. The magnitude of the inflow exceeded the installed pumping and water treatment capacity, flooding the existing underground excavations. The Company is proceeding with a phased remediation plan to dewater and restore the underground development areas. This water inflow has had many significant impacts upon Cameco, among others, including a significant delay in Cigar Lake production, an increase in capital costs, and requiring Cameco to give notice to many of its customers that it was declaring an interruption in planned supply.
There is also the risk of a flood at the Rabbit Lake mine. However, the Rabbit Lake reserves are fully basement rock ore deposits and therefore it is not subject to the same risks as the more technically challenging unconformity hosted deposits at McArthur River and Cigar Lake.
There can be no guarantee against floods in the future at McArthur River, Rabbit Lake or Cigar Lake. A flood could result in a significant interruption of operations, and a loss of reserves and a material increase in costs. The consequences of a flood will depend on the magnitude, location, and timing of any such flood. If mining operations are interrupted or Cameco experiences a loss of reserves, this could have a material adverse impact on Cameco. Water inflows and floods are generally not insurable.
     Technical Challenges
Due to the unique nature of the deposits at McArthur River and Cigar Lake, there are technical challenges at these deposits involving groundwater, rock properties, radiation protection, mining methods, ore-handling and transport. Failure to resolve any one of these technical challenges at McArthur River or Cigar Lake may have a material adverse impact on the Company.
     Replacement of Reserves
The McArthur River and Rabbit Lake mines are currently the Company’s principal sources of mined uranium concentrates. Unless the Cigar Lake and Inkai deposits are placed into production or other reserves are discovered or extensions to existing ore bodies are found, the Company’s sources of mined uranium concentrates will decrease over time as reserves at these two mines are depleted. The Rabbit Lake mine is expected to be depleted in 2011. Although in the past the Company (or its predecessors) has successfully replenished its reserves through ongoing exploration, development and acquisition programs, there can be no assurance that Cameco’s future exploration, development and acquisition efforts will be successful. In addition, while Cameco believes that the Cigar Lake and Inkai deposits will be put into production, there can be no assurance that they will be.

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     Tailings Capacity Constraints
At the Key Lake mill, tailings from processing McArthur River ore are deposited in the Deilmann tailings management facility (TMF). Currently approved capacity of the Deilmann TMF is sufficient to operate at current production rates for processing McArthur River ore for approximately 10 years, assuming only minor storage capacity losses due to sloughing from the pit walls.
Cameco has initiated the necessary work to achieve regulatory approval for a final higher tailings elevation that will be sufficient to hold all tailings generated from processing the current McArthur River reserves. This higher final tailings elevation was incorporated conceptually in the environmental assessment process that granted approval to develop the McArthur River mine, but the detailed technical analysis to support formal regulatory acceptance of the expansion has not yet been completed.
At Rabbit Lake, the existing approved tailings capacity at the RLITMF is sufficient to store tailings from the processing of Eagle Point ore until the end of 2010. Approval for a higher tailings elevation would be required to continue milling beyond that time. Cigar Lake ore will be processed at AREVA’s McClean Lake mill into a uranium solution. Under the Rabbit Lake toll milling agreement, about 57% of the uranium solution will be shipped to the Rabbit Lake mill and further processed into U3O8. This process will generate tailings at Rabbit Lake. Although there was sufficient capacity for Cigar Lake tailings in the RLITMF when the Rabbit Lake toll-milling agreement was originally signed, unanticipated ongoing production from the Eagle Point mine due to mine life extensions has consumed some of the existing tailings capacity planned for Cigar Lake tailings. Cameco has determined that the RLITMF will require expansion and is working with the regulators to determine what regulatory approvals are required.
Failure to maintain existing tailings capacity at the Deilmann TMF and RLITMF or failure to obtain or delay in obtaining regulatory approval for a new tailing management facility or to expand existing tailing capacity at the Deilmann TMF or RLITMF could constrain uranium production, which could have a material adverse impact upon Cameco.
     Aboriginal Title and Consultation Issues
First Nations and Métis title claims, as well as related consultation issues, may affect the ability of Cameco to pursue exploration, development and mining at its Saskatchewan uranium producing properties (McArthur River and Rabbit Lake) and developmental property (Cigar Lake), as well as milling ore at Key Lake. Cameco has received formal demands from the English First River Nation and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all aboriginal groups in Northern Saskatchewan. Pursuant to historical treaties, First Nation bands in northern Saskatchewan ceded title to most traditional lands in northern Saskatchewan in exchange for treaty lands. However, First Nations in Saskatchewan continue to assert that their treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to their traditional lands. First Nations have launched a lawsuit in Alberta making a similar claim that they did not cede title to the oil and natural gas rights when they ceded title to their traditional lands. A similar lawsuit could be brought by First Nations in Saskatchewan.
Managing these issues is an integral part of exploration, development and mining in Canada and Cameco is committed to managing these issues effectively. However, in view of the legal and factual uncertainties, no assurance can be given that material adverse consequences will not arise in connection with First Nation and Métis title claims, as well as related consultation issues.
     Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear

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power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse impact on Cameco.
     Dependence on Limited Number of Customers
The Company’s principal business relates to the production and sale of uranium concentrates and the provision of uranium conversion services. The Company relies heavily on a small number of customers to purchase a significant portion of its production of uranium concentrates and its uranium conversion services. For instance, for the period 2007 through 2009, Cameco’s five largest customers are anticipated to account for approximately 45% of the Company’s contracted supply of U3O8. For the period 2007 through 2009, Cameco’s five largest UF6 conversion customers are anticipated to account for approximately 35% of the Company’s contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian CANDU heavy water reactors with sales to its largest customer accounting for approximately 37% of the Company’s UO2 sales in 2006. In addition, during 2006, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $64 million (7%) of Cameco’s total revenues from those businesses. As well, sales for the Bruce A and B reactors represent a substantial portion of the Company’s fuel manufacturing business. The loss of any of the Company’s largest customers or curtailment of purchases by such customers could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
     Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates and the provision of uranium conversion services, is highly competitive. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of world uranium mining and enrichment companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel, and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from Russia is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Cameco and may affect the supply of uranium available in the US and Europe, which are the largest markets for uranium in the world.
With respect to UF6 conversion, the Company competes on the basis of price, location and service with two other full scale commercial suppliers in the western world and with additional supplies available from excess inventories, including inventories made available from decommissioning of nuclear weapons, and the use of excess enrichment capacity to re-enrich depleted uranium tails.
     Deregulation of the Electrical Utility Industry
The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the US and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.
     Reduced Liquidity and Difficulty in Obtaining Future Financing.
The further development and exploration of mineral properties in which Cameco holds an interest may depend upon Cameco’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Cameco will be successful in obtaining required financing as and when needed. Volatile uranium markets, a claim against Cameco, a significant event disrupting Cameco’s business or operations, or other factors may make it difficult or impossible for Cameco to obtain debt financing or equity financing on favourable terms or at all.

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     Technical Obsolescence
Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used fuel processing.
Risks Relating to Nuclear Electrical Generation
     Generation and Technology Risks
BPLP is exposed to the market impact of uncertain output from its nuclear units known as generation risk. The amount of electricity generated by BPLP is affected by such risks as nuclear fuel supply, equipment malfunction, maintenance requirements, and regulatory and environmental constraints. BPLP is exposed to considerable technology risk because of the age of the Bruce units. Technology risks that could lead to significant impacts on the generating capability or operating life of BPLP’s assets are not fully predictable. BPLP attempts to identify those risks through on-going management review and assessments, internal audits, and from experience of nuclear units around the world.
The occurrence of any events associated with generation risk or technology risk could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Nuclear Operations
Risks of substantial liability, as well as the potential for significant increased costs of operations, arise from the management and operation of nuclear generating stations, including, among other things, from structural problems, increasing security requirements to cover factors such as physical security threats, equipment malfunctions, and the storage, handling and disposal of radioactive materials. BPLP has implemented risk management strategies, including the safety systems that are a part of CANDU technology, but there can be no assurance that such risks can be minimized or eliminated. An accident at a nuclear installation anywhere in the world or other reasons could cause the CNSC to limit the operation or licensing of the Bruce nuclear generation stations. Any such accident could also have an impact on the future prospects for nuclear generation.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, BPLP’s nuclear facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of operations from BPLP’s facilities, costs, monetary losses and potential legal liability and adverse governmental action.
OPG undertook a testing and inspection program to ascertain the physical condition of its nuclear generating stations. Under the OPG-Bruce Power Lease, BPLP has continued that program for the Bruce nuclear generating stations by contracting with OPG for the supply of steam generation, fuel channel and other inspection services (see Operating Life Assessment above). As a result of this program, OPG identified equipment life cycle issues, such as steam generator tube corrosion, feeder pipe wall thinning and pressure tube/calandria tube contact. Cameco understands these conditions were anticipated in the design but that experience has shown that the rate of degradation is higher than anticipated. In addition, no nuclear generating station utilizing CANDU technology has yet completed a full life cycle. There can be no assurance that BPLP will not have to incur significant capital expenditures for repairs or replacements in addition to those currently contemplated. To address these issues, BPLP may need to increase preventative maintenance programs and allow for more outage time (a period when a nuclear reactor is not operating) than currently planned. Such additional repairs, replacements and longer outage times could have a material adverse impact on BPLP.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Unplanned or Extended Outages
BPLP’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the amount of electricity generated is less than expected due to extensions of planned outages significantly beyond their scheduled periods, or if there are one or more unplanned outages which, in aggregate, are for an extended period.

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     Labour Relations
BPLP has 3,700 employees. Most of them are unionized. The PWU Collective Agreement expires December 31, 2009. The Society Collective Agreement, which commenced January 1, 2005, expires December 31, 2009. Cameco cannot predict at this time whether new collective agreements will be reached with these or other employees without a work stoppage. Any lengthy work interruptions could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Government Regulation
BPLP’s operations are subject to extensive government regulation, which regulation may change from time to time. Failure to comply with government regulations could subject BPLP to the revocation of its operating licences for its nuclear generation facilities, the imposition of additional conditions under such licences, and fines or other penalties. Matters that are subject to regulation include nuclear operations, nuclear waste management and decommissioning and environmental matters including air emissions. These regulations are promulgated pursuant to both federal and provincial law. Operations that are not currently regulated may become subject to regulation. Since legal requirements frequently change and are subject to interpretation, BPLP is not able to predict the ultimate cost of compliance with regulatory requirements or their effect on operations. Some of BPLP’s operations are regulated by government agencies that exercise discretionary powers conferred by statute. Since the scope of such authority is discretionary and may be inconsistently applied, BPLP is not able to predict the ultimate cost of compliance with these requirements or their effect on operations.
BPLP has decided to delay introduction of modified fuel in the Bruce B units. Previously, the plan was to start refuelling the Bruce B units with modified fuel commencing in 2008. The use of the modified fuel was intended to restore the safety margins of the reactors and allow them to operate at their design capacity. Currently, the Bruce B units are operating safely with reduced operating margins. BPLP has successfully taken other steps to partially restore the power rating at the Bruce B units. While the delay of the deployment of the modified fuel at Bruce B is not expected to result in any derating due to the low probability accident margins, it remains possible that the units could experience significant derating in the future due to this issue. In addition, due to, among other things, inadequate safety margins, the CNSC has the power to limit the output from or order the shutdown of one or more of the Bruce B units and to impose additional onerous licence conditions on BPLP. (See Bruce Power LP – The Generating Facilities – New Fuel Program above.)
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Nuclear Waste Management and Decommissioning
BPLP is subject to extensive federal regulation with respect to nuclear waste management. Failure to comply with such regulation could lead to prosecution and could subject BPLP to the revocation of its operating licences for its nuclear generation facilities, the imposition of additional conditions under such licences, and fines and other penalties. Any release of radioactive material beyond prescribed limits from property leased or occupied by BPLP could lead to governmental orders requiring investigation, control and/or remediation of such release and could also lead to claims from third parties for harm caused by such release. BPLP incurs substantial costs for nuclear waste management and changes in federal regulation could result in additional costs that could have a material adverse affect on BPLP.
The wet bays at Bruce B have limited capacity to store used nuclear fuel. As required by contract with BPLP, OPG has commenced the collection of used fuel bundles stored in the wet bays for transport to and storage at OPG’s dry storage facility at the Bruce site. OPG has title to all used nuclear fuel bundles in the wet bays. Failure of OPG to continue to provide collection services of adequate quality or in a timely manner or problems associated with the in station modifications to the Bruce B wet bays to support the loading of used nuclear fuel bundles into dry storage containers, could have a material adverse affect on BPLP.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.

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     Restructuring of Ontario’s Electricity Industry
The government of Ontario has the overall power to regulate Ontario’s electricity industry. Ontario’s electricity market opened to competition on May 1, 2002 with the introduction of competition in both the wholesale and retail markets in Ontario. The Ontario government subsequently announced regulatory changes as described under Ontario’s Electricity Regulation – Ontario Electricity Sector Restructuring above. It is possible that further changes in the structure of the electricity market may occur based on the experience of the regulatory authorities and market participants in the new market environment. Such changes could be accomplished either through fundamental changes made by the government of Ontario to the structure of the Ontario electricity market, or through changes made to the market rules by the regulators.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Spot Market Electricity Prices
A significant portion of BPLP’s revenue is tied, either directly or indirectly, to the spot market price for electricity in Ontario. The spot market price for electricity will vary depending on, amongst other variables: the availability of generation and transmission systems; economic growth; economic slowdown; seasonal and weather-based variations in electricity demand; the plans and activities of other market participants; the evolution of newly deregulated electricity markets; regulatory decisions in Ontario and neighbouring jurisdictions (including deregulation); the exchange rate for the Canadian dollar; wholesale market trading rules; mechanisms for maintaining adequate generation reserves; and the overall level of competition.
Although BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks, there can be no assurance that these activities will be successful. Electricity prices have proven to be volatile.
     Reliance Upon Single Contractors
BPLP is dependent upon OPG for certain nuclear support services, Cameco for U3O8 supply and UO2 conversion services, and Zircatec for fuel manufacturing services. Reliance by BPLP on a single contractor for each of these services is a supply security risk. Failure of any of these suppliers to provide services of adequate quality or in a timely manner, or, in the case of OPG, to agree to extend the term of short-term material service agreements, could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Competition
The spot market price for electricity in the Ontario market has been volatile. Since Market Opening and the subsequent regulation of the retail electricity market, wholesale prices have been volatile. It is not clear what impact the changes brought about by the Electricity Restructuring Act, including the implementation of a hybrid electricity market model, will have on wholesale electricity prices. Cameco believes BPLP’s ability to compete depends upon many factors within and without its control. There can be no assurance that BPLP will be able to compete successfully or that competitive pressure will not have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Reliance Upon Transmission Systems
BPLP’s ability to sell electricity depends on the capacity and reliability of the Ontario electricity transmission system operated by Hydro One under the direction of the IESO and regulated by the OEB and the other North American electricity transmission systems that are connected to the Ontario electricity transmission system. Accordingly, the success of BPLP’s business is dependent upon the functioning of interconnected electrical transmission systems in North America, Hydro One’s operating performance and financial stability, as well as the provincial regulation of Ontario’s electricity transmission system. The lack of adequate and reliable electricity transmission capacity could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.

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     Effects of Weather
By the nature of its business, BPLP’s earnings are sensitive to weather variations from time to time. Variations in winter weather affect the demand for electrical heating requirements. Variations in summer weather affect the demand for electrical cooling requirements.
     Credit Risk
Credit risk is the risk of non-performance by contractual counterparties with respect to payment for services provided. A significant portion of BPLP’s revenues are derived from sales through the IESO-administered spot market. Participants in the IESO spot market must meet IESO-mandated standards for creditworthiness with the result that BPLP’s risk for these sales should be effectively managed. To the extent that the credit support provided by purchasers of power to the IESO is inadequate, all market participants, including BPLP, could be responsible for any shortfall in proportion to their market activity.
A significant portion of BPLP’s revenues are derived from the sale of electricity under medium-term and long-term power purchase and electricity price heading agreements. The purchasers and BPLP under such agreements must meet certain standards for creditworthiness and, in certain circumstances, must supply financial assurances as security for non-performance. The requirement of purchasers to provide financial assurances should result in BPLP’s credit risk for these sales being effectively managed. To the extent that financial assurances provided by such purchasers are inadequate, BPLP is subject to credit risk, the occurrence of which could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results. BPLP is likewise obligated, in certain circumstances, to provide financial assurances to such purchasers. Depending on the circumstances, this may burden the credit capacity of BPLP and Cameco. Cameco has committed to provide a certain amount of financial assurances to BPLP.
Risks Relating to Centerra
     Centerra’s business is sensitive to the volatility of gold prices
Centerra’s revenue is largely dependent on the world market price of gold. The gold price is subject to volatile movements over time and is affected by numerous factors beyond Centerra’s control. These factors include global supply and demand; central bank lending, sales and purchases; expectations for the future rate of inflation; the level of interest rates; the strength of, and confidence in, the US dollar; market speculative activities; and global or regional political and economic events, including the performance of India’s and the rest of Asia’s economies.
Fluctuation in gold prices is illustrated by the following table that sets forth for the periods indicated the average closing gold prices in US dollars per ounce.
Average London PM Fix
(US$)

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

US$ Average	331	294	279	279	271	310	363	409	444	604
On March 28, 2007 the closing price of gold on the London market (PM Fix) was $666.75 (US) per ounce.
If the market price of gold falls and remains below variable production costs of any of Centerra’s mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Centerra’s mining and exploration activities. Centerra would also have to assess the economic impact of any sustained lower gold prices on recoverability and, therefore, the cut-off grade and level of Centerra’s gold reserves and resources. These factors could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.

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     Centerra’s reserves may not be replaced
The Kumtor and Boroo mines are currently Centerra’s only sources of gold production. Based on 2006 year-end reserve estimates and current mining plans, the Kumtor mine is expected to be depleted by 2014 and the Boroo mine is expected to be depleted by 2010.
     Centerra may experience further ground movements at the Kumtor mine
On July 8, 2002, a highwall ground movement at the Kumtor mine resulted in the death of one of Centerra’s employees and the temporary suspension of mining operations. The movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible. Consequently, Centerra milled lower-grade ore and achieved lower recovery rates. In February 2004, movement was also detected in the southeast wall of the open pit and a crack was discovered at the crest of the wall. In February 2006, there was further movement detected in the southeast wall of the open pit. In July 2006, a pitwall ground movement occurred that resulted in lower than anticipated gold production in 2006 and re-sequencing of mining of the ore body. (See Kumtor Mine-Highwall Ground Movements above for additional details describing these events and the actions taken in response.) There can be no guarantee against further ground movements. A ground movement could result in a significant interruption of operations. Centerra may also experience a loss of reserves or a material increase in costs if it is necessary to redesign the open pit as a result of a ground movement. The consequences of a ground movement will depend upon the magnitude, location and timing of any such movement. If mining operations are interrupted or Centerra experiences a loss of reserves or a material increase in costs, this could have a material adverse impact on Cameco.
     Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Centerra’s business
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Centerra’s decision as to whether to continue to operate existing mines, ore refining and other facilities or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Centerra is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
In this regard, the Mongolian parliament has passed a new Minerals Law that, among other things, empowers parliament to designate mineral deposits that have a potential impact on national security, economic and social development or deposits that have a potential of producing above 5% of the country’s GDP as deposits of strategic importance. The state may take up to a 50% interest in the exploitation of a minerals deposit of strategic importance where state-funded exploration was used to determine proven reserves and up to a 34% interest in an investment to be made by a license holder in a mineral deposit of strategic importance where proven reserves were determined through funding sources other than the state budget. See Centerra Gold Inc. — Boroo Mine — Minerals Law above. The Mongolian parliament has also passed a new law that imposes a windfall profits tax of 68% when gold reaches $500 per ounce. See Centerra Gold Inc. — Boroo Mine — Stability Agreement above.
The Stability Agreement affords Boroo protection against these laws. However, Mongolia’s Minister of Finance has alleged certain tax-related violations by BGC and has notified BGC that the Stability Agreement will be terminated unless the alleged violations are cured by the middle of April 2007. Since Boroo has been designated as a strategic deposit, the Mongolian government could take up to a 50% interest in the project under the new Minerals Law if the Stability Agreement is terminated. In addition, BGC could be subject to the windfall profits tax. See Centerra Gold Inc. — Boroo Mine — Stability Agreement above.

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Since there is not yet an investment agreement for the Gatsuurt project, there is a risk that the Mongolian parliament could designate it as a strategic deposit and take up to a 34% interest in it under the new Minerals Law. In addition, Gatsuurt may be subject to the windfall profits tax. Accordingly, Centerra has suspended further development of the property pending the completion of negotiations with the government. See Centerra Gold Inc. — Gatsuurt Development Property above.
Please see also see the additional disclosure above in the Risk Factor section under the heading Governmental Regulation and Policy Risks above.
     Centerra’s operations in the Kyrgyz Republic and Mongolia are located in areas of seismic activity
The areas surrounding both the Kumtor mine and Boroo operations are seismically active. While the risks of seismic activity were taken into account when determining the design criteria for Centerra’s Kumtor and Boroo operations, there can be no assurance that Centerra’s operations will not be materially adversely affected by this kind of activity.
     Centerra’s properties are located in remote locations and require a long lead-time for equipment and supplies
Centerra operates in remote locations and depends on an uninterrupted flow of materials, supplies and services to those locations. In addition, Centerra uses expensive, large equipment that requires a long time to procure, build and install. Any interruptions to the procurement of equipment, or the flow of materials, supplies and services to Centerra’s properties could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results. Access to the Kumtor mine has been restricted on several occasions by illegal roadblocks. (See Centerra Gold – Kumtor Mine – Environmental, Health and Safety Matters above.)
     Illegal mining has occurred on Centerra’s Mongolian properties, is difficult to control, may disrupt Centerra’s operations and may expose Centerra to liability.
Illegal mining is widespread in Mongolia. Illegal miners have and may continue to trespass on Centerra’s properties and engage in very dangerous practices, including climbing inside caves and old exploration shafts without any harnessing or safety devices. The presence of illegal miners could also lead to project delays and disputes regarding the development or operation of commercial gold deposits. The illegal activities of these miners could cause environmental damage (including environmental damage from the use of mercury by these miners) or other damage to Centerra’s properties or further personal injury or death, for which Centerra could potentially be held responsible.
     Centerra may experience reduced liquidity and difficulty in obtaining future financing
The further development and exploration of mineral properties in which Centerra holds an interest or which Centerra may acquire may depend upon Centerra’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Centerra will be successful in obtaining required financing as and when needed. Volatile gold markets, a claim against Centerra, a significant event disrupting Centerra’s business or operations, or other factors may make it difficult or impossible for Centerra to obtain debt financing or equity financing on favourable terms or at all. Centerra’s principal operations are located in, and Centerra’s strategic focus is on, Central Asia and the former Soviet Union, developing areas that have experienced past economic and political difficulties and may be perceived as unstable. This may make it more difficult for Centerra to obtain debt financing from project or other lenders. Failure to obtain additional financing on a timely basis may cause Centerra to postpone development plans, forfeit rights in Centerra’s properties or joint ventures or reduce or terminate Centerra’s operations. Reduced liquidity or difficulty in obtaining future financing could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
     As a holding company, Centerra’s ability to make payments depends on the cash flows of its subsidiaries.
Centerra is a holding company that conducts substantially all of operations through subsidiaries, many of which are incorporated outside of North America. Centerra has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, Centerra is dependent on the cash flows of its subsidiaries to meet its obligations,

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including payment of principal and interest on any debt it incurs. The ability of Centerra’s subsidiaries to provide it with payments may be constrained by the following factors:
•	the cash flows generated by operations, investment activities and financing activities;
•	the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate;
•	the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated; and
•	the ownership interests of other investors in Centerra’s subsidiaries.
If Centerra is unable to receive sufficient cash from its subsidiaries, Centerra may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. There can be no assurances that an offering of its debt or equity or refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt.
DESCRIPTION OF SECURITIES
Description of Share Capital
The authorized share capital of Cameco consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of common shares without nominal or par value, of which, at December 31, 2006, 352,292,632 common shares were outstanding as fully paid and non-assessable shares and one Class B Share of which one is outstanding as a fully paid and non-assessable share. In addition, as of December 31, 2006 there were 7,390,053 stock options outstanding to acquire common shares of Cameco pursuant to the Company’s stock option plan. As well, at December 31, 2006, Cameco had $230 million of Convertible Debentures outstanding. This issue may be converted into a total of 21.2 million common shares. (See 5% Convertible Subordinated Debentures below.) (The foregoing common share and stock option information adjusted for Cameco’s February 17, 2006 two-for-one stock split of its outstanding common shares.) The Articles of Incorporation of Cameco (the “Articles”) contain provisions imposing restraints on the issue, transfer and ownership of voting securities of Cameco. (See Restrictions on Ownership and Voting below). The following is a summary of the material provisions attaching to these classes of shares.
     Common Shares
Subject to the limitations described below, the holders of common shares are entitled to one vote per common share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by the board of directors of Cameco. The common shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of liquidation, dissolution or winding up of Cameco or any other distribution of the assets of Cameco among its shareholders for the purpose of winding up its affairs. The holders of the common shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under “Description of Share Capital – Restrictions on Ownership and Voting” below, non-residents of Canada who hold common shares have the same rights as shareholders as residents of Canada.
     Class B Shares
The holder of the Class B share (the “Class B Share”), the Province of Saskatchewan, is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share

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does not have the right to vote separately as a class, except on any proposal to: (i) amend Part I of Schedule B of the Articles; (ii) amalgamate that would effect an amendment to Part I of Schedule B of the Articles; or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan (the “Province”), (B) all of the executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of the Company, except for the chairman of the board, and substantially all of the senior officers (vice presidents) of the Company must be ordinarily resident in the Province, and (C) all annual meetings of shareholders of the Company must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from Cameco for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by the Company. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of common shares with respect to the distribution of assets in the event of liquidation, dissolution or winding up of the Company. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.
     First Preferred Shares
The First Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the common shares and the Class B Share with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
     Second Preferred Shares
The Second Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the common shares and the Class B Share with respect to the payment of dividends and the distributions of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
Restrictions on Ownership and Voting
     Limits on the Holdings of Residents and Non-Residents of Canada
The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of voting securities of Cameco so as to prevent both residents and non-residents from owning or controlling more than a specified percentage of voting securities. The constraints affect the common shares of the Company.
Specifically, no resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes than may ordinarily be cast to elect directors of Cameco. Similarly, no non-resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco. Further, the votes attaching to securities of Cameco held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders of Cameco will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting.

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     Enforcement
In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.
The provisions allow Cameco to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.
If Cameco has reason to believe, whether through shareholder declarations filed with it or its books and records or those of its registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, it has the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and Cameco has been so advised.
Definitions
The following definitions apply for the purposes of the restrictions described above:
“non-resident” means:
(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or an agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:
(A)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents; or

(B)	in which non-residents as defined in any of (i) to (iv) above have more than fifty percent of the beneficial interest; or
(vi)	a corporation that is controlled by a trust described in (v) above;
“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident;
“voting security” means a share or other security of Cameco carrying full voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes:
(i)	a security currently convertible into such a share or other security; and

(ii)	currently exercisable options and rights to acquire such a share or other security or such convertible share or other security;
“person” includes any individual, corporation, government or agency thereof, executor, administrator or other legal representative; a person is an associate of another person if:
(i)	one is a corporation of which the other is an officer or director;

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(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting securities of Cameco; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person; provided that:
(A)	if a resident who, but for this paragraph, would be an associate of a non-resident submits to Cameco a statutory declaration stating that no voting securities are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(B)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(C)	if any person appears to Cameco to hold voting securities to which are attached not more than the lesser of four one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of Cameco and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting securities;
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of nay body corporate or otherwise; and
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
     Other Restrictions
The ENL Reorganization Act places certain other restrictions on Cameco, including prohibition against applying for continuance in another jurisdiction and a prohibition against Cameco enacting articles of incorporation or bylaws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on Cameco including a prohibition against Cameco creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that Cameco maintain its registered office and its head office operations within the Province of Saskatchewan.
The Saskatchewan Mining Development Corporation Reorganization Act also requires Cameco to maintain its registered office and its head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province of Saskatchewan.
The bylaws of the Company provide that a majority of the members of the board of directors of Cameco shall be resident Canadians. The Articles provide that the number of directors will be not less than three and not more than fifteen. The number of directors is presently fixed at thirteen.
5% Convertible Subordinated Debentures
The 5% Convertible Subordinated Debentures (the “Convertible Debentures”) are subordinated unsecured general obligations of the Company and are convertible into common shares of the Company, at the option of the holders. The Convertible Debentures are limited in aggregate principal amount to $230 million and mature on October 1, 2013, unless earlier redeemed by the Company. The Convertible Debentures bear interest at the rate of 5% per annum payable semi-annually on April 1 and October 1 of each year. Interest payments will be payable by cash, or at the option of the

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Company, by delivery of common shares of the Company to the trustee (the “Trustee”) for the Convertible Debentures, for sale on the open market and delivery of a cash amount equal to the amount payable to the holders of the Convertible Debentures.
A holder of a Convertible Debenture is entitled to convert the Convertible Debenture into common shares at any time on or prior to maturity. The conversion rate is approximately 92.3 shares per $1,000 principal amount of Convertible Debentures, which translates to a conversion price of approximately $10.83 ($21.67 prior to the two-for one stock split on February 17, 2006) per Common Share, which is subject to adjustment in certain events.
The Convertible Debentures will not be redeemable prior to October 1, 2008, except as described below. On or after October 1, 2008, the Convertible Debentures will be redeemable in whole or in part, at a redemption price equal to par (the “Redemption Price”) plus accrued and unpaid interest. In addition, the Convertible Debentures are redeemable, in whole but not in part, at the option of the Company for cash at a redemption price equal to par plus accrued and unpaid interest thereon, in the event that the Company has become or would become obligated to pay any additional amounts in compensation for any withholding or deduction for or on account of any Canadian taxes related to payments made under or in respect of the Convertible Debentures on behalf of holders as a result of any change in Canadian tax laws.
The Company has the right to purchase for cancellation Debentures in the market, by tender or by private contract.
The Company shall have the right to elect to issue and deliver common shares of the Company to the Trustee to raise funds in order to satisfy its obligations to pay interest on the Convertible Debentures, subject to receiving any necessary regulatory approvals to issue the common shares.
The Company may, at its option, subject to applicable regulatory approval, elect to satisfy the Redemption Price of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which have matured, as the case may be, by issuing common shares of the Company to the holders of the Convertible Debentures in lieu of or in exchange for payment of the Redemption Price in money. Any accrued and unpaid interest thereon will be paid in cash.
Upon the occurrence of certain change of control events related to the Company, the Company is required to make an offer to all holders to purchase all outstanding Convertible Debentures properly tendered pursuant to such offer for a cash price equal to 100% of the principal amount of the Convertible Debentures plus accrued and unpaid interest thereon.
Ratings of Securities
In addition to having issued common shares and the Convertible Debentures, Cameco has one series of senior unsecured debentures outstanding and is a frequent issuer of commercial paper. Cameco’s senior unsecured debentures (“Senior Unsecured Debentures”) consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015. On January 17, 2006, Cameco completed the redemption of the $50 million 7% senior unsecured debentures and $100 million 6.9% senior unsecured debentures for a total redemption price of $152 million plus accrued and unpaid interest. No commercial paper was outstanding at March 1, 2007.
As summarized in the following table, DBRS and Standard & Poor’s (“S&P”) have provided ratings of the Company’s commercial paper, Senior Unsecured Debentures, and Convertible Debentures as set out below:

Security	DBRS(1)	S&P(2)
Commercial Paper	R-1 (low)	A-1 (low)(3)
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

(1)	Published as of July 14, 2006

(2)	Published as of August 25, 2006

(3)	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.

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The credit ratings provided by DBRS and S&P (“Rating Agencies”) are not recommendations to buy, hold or sell the securities, as such rating do not comment on the market price or suitability for an individual investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant. Cameco provides the Rating Agencies with confidential, in-depth information in support of the rating process.
The rating ranges, definitions of the rating categories and the relative rankings assigned within the respective rating classification systems are as follows:
     Commercial Paper
Commercial paper rating scales are meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. DBRS rates commercial paper by rating categories ranging from a high of R-1 to a low of R-5. The rating of R-1 (low) from DBRS is at the lower end of the R-1 category. An R-1 (low) rating is characterized as having “satisfactory credit quality” and is the third highest of nine available credit ratings. S&P rates commercial paper by rating categories ranging from a high of A-1 (high) to a low of D. The rating of A-1 (low) from S&P is characterized as having “satisfactory capacity to meet its financial commitments on the obligation” and is the third highest of seven available credit ratings.
     Senior Unsecured Debentures
Long-term debt rating scales are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. DBRS rates senior unsecured debt by rating categories ranging from a high of AAA to a low of C. The rating of A (low) from DBRS is at the lower end of the A category. The A category is characterized as having “satisfactory credit quality” and is the third highest of nine available credit ratings. S&P rates senior unsecured debt by rating categories ranging from a high of AAA to a low of C. The rating of BBB+ from S&P is at the higher end of the BBB category. The BBB category is characterized as exhibiting “adequate protection parameters” and is the fourth highest of nine available credit ratings.
     Convertible Debentures
Subordinated obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy. DBRS rates the subordinated convertible debentures by rating categories ranging from a high of AAA to a low of C. The rating of BBB+ from DBRS is at the higher end of the BBB category. The BBB category is characterized as having “adequate credit quality” and is the fourth highest of nine available credit ratings.
Dividend Policy
At the time of the Company’s initial public offering in 1991, the board of directors of the Company established a policy of paying quarterly dividends.
In December 2004, Cameco announced that its board of directors approved a three-for-one stock split of its outstanding common shares, to be effected by way of a stock dividend. All shareholders received two additional shares for each share owned on the record date of December 31, 2004. The board of directors also approved an increase in the annual dividend from $0.60 to $0.72 ($0.24 post split) beginning in 2005.
In January 2006, Cameco announced that its board of directors approved a two-for-one stock split of its outstanding shares, to be effected by way of a stock dividend. All shareholders received one additional share for each share owned on the record date of February 17, 2006. The board of directors also approved an increase in the annual dividend from $0.24 to $0.32 ($0.16 post-split) beginning in 2006.
In December 2006, Cameco’s board of directors approved an increase in the annual dividend from $0.16 to $0.20 beginning in 2007.

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This policy will be reviewed from time to time in light of the Company’s financial position and other factors considered relevant by the board of directors.
The following table sets forth the cash dividends per common share for each of the most recently completed financial years (adjusted for the December 31, 2004 and February 17, 2006 stock splits).

	2006	2005	2004
Cash dividends declared per common share	$0.16	$0.12	$0.10
2006 CONSOLIDATED FINANCIAL STATEMENTS
The Company’s 2006 Consolidated Financial Statements are incorporated herein by reference. This document has been filed by the Company, and is available, on SEDAR at www.sedar.com.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s Management’s Discussion and Analysis is incorporated herein by reference. This document has been filed by the Company, and is available, on SEDAR at www.sedar.com.
MARKET FOR SECURITIES
The Company’s common shares are listed and traded on the Toronto Stock Exchange (CCO) and the New York Stock Exchange (CCJ).
Also listed and traded on the Toronto Stock Exchange are the Company’s 5% Convertible Subordinated Debentures due October 1, 2013 (CCO.DB).
The Canadian registrar and transfer agent for the Company’ common shares and 5% Convertible Subordinated Debentures is CIBC Mellon Trust Company through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6. The US registrar and transfer agent for the Company’s common shares is Mellon Investor Services LLC through its offices at 29 Jersey City, New Jersey, 07310.
Price Range and Trading Volume of Common Shares
The following table sets forth the range of high and low closing prices and trading volume for the common shares of the Company for the periods indicated on the TSX (adjusted for the impact of the February 17, 2006 stock split).

		TSX
2006	High	Low	Volume
January	$45.93	$37.18	18,487,817
February	$46.82	$38.58	28,965,114
March	$44.60	$37.25	34,924,835
April	$49.40	$42.18	24,487,544
May	$49.95	$41.43	28,352,527
June	$49.23	$37.57	35,191,254
July	$48.01	$41.85	22,521,297
August	$45.90	$42.10	27,574,889
September	$47.25	$38.75	34,949,705
October	$44.28	$36.09	54,123,359
November	$43.68	$35.35	51,044,472
December	$47.75	$43.30	30,530,643

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Price Range and Trading Volume of 5% Convertible Subordinated Debentures due October 1, 2013
The following table sets forth the range of high and low closing prices and trading volume for the 5% Convertible Subordinated Debentures due October 1, 2013 for the periods indicated on the TSX. The high and low prices are quoted based upon $100 principal or par value amount. The volume is the total number to $100 par value debentures traded during the period.

	TSX
2006	High	Low	Volume
January	$421.18	$350.01	280,130
February	$419.03	$360.63	5,820
March	$400.04	$364.30	2,650
April	$447.82	$397.14	90,110
May	$451.60	$389.28	31,250
June	$422.43	$354.96	53,990
July	$443.38	$394.65	310,950
August	$423.98	$395.22	558,785
September	$438.64	$375.41	521,250
October	$402.19	$346.41	12,170
November	$371.13	$329.02	2,550
December	$435.74	$414.19	210,400

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DIRECTORS AND OFFICERS

Directors
Name, Office held in
Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since (1)
	Geologist; Corporate Director, 2000 to present; prior:
JOHN S. AUSTON (2, 6) West Vancouver, British Columbia, Canada	President, Director and Chief Executive Officer, Ashton Mining of Canada Inc. 1996-2000.	1999

JOE F. COLVIN (4, 6) Kiawah Island, South Carolina, U.S.A.	Corporate Director and President Emeritus of Nuclear Energy Institute, February 16, 2005 to present; prior: President and Chief Executive Officer, Nuclear Energy Institute 1996 to February 15, 2005.	1999

JOHN H. CLAPPISON (2, 3, 4, 7) Toronto, Ontario, Canada	Corporate Director, commencing in 2006; prior: 1990 to December 2005, managing partner of the Toronto office of PricewaterhouseCoopers LLP.	2006

HARRY D. COOK (2, 4, 6) La Ronge, Saskatchewan, Canada	Corporate Director, March 31, 2005 to present; prior: Chief, Lac La Ronge Indian Band from 1987 until March 31, 2005.	1992

	Lawyer, Partner, Winston & Strawn, 1993 to present; prior:
JAMES R. CURTISS (4, 5) Brookeville, Maryland, U.S.A.	Commissioner US Nuclear Regulatory Commission 1988-1993.	1994

GEORGE S. DEMBROSKI (5, 6) Toronto, Ontario, Canada	Corporate Director, 1998 to present; prior: Vice-Chairman and Director, RBC Dominion Securities Limited (investment dealer) 1981-1998.	1996

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position 2003; prior: President 2000-2002; Executive Vice-President 1997-2000.	2000

NANCY E. HOPKINS (3, 6) Saskatoon, Saskatchewan, Canada	Lawyer, Partner, McDougall Gauley, 1984 to present. Effective January 2001 Gauley & Company merged with McDougall Ready to form McDougall Gauley.	1992

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Directors
Name, Office held in
Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since (1)
OYVIND HUSHOVD (2, 3, 5) Kristiansand S, Norway	Corporate Director, June 1, 2005 to present; prior: Chairman and Chief Executive Officer of Gabriel Resources Ltd., May 2003 to May 31, 2005; and President and Chief Executive Officer of Falconbridge Ltd. 1996 to 2002.	2003

J.W. GEORGE IVANY (3, 5, 6) Kelowna, British Columbia, Canada	Corporate Director, 1999 to present; prior: President and Vice-Chancellor, University of Saskatchewan 1989-1999.	1999

A. ANNE McLELLAN (4, 5, 6) Edmonton, Alberta, Canada	Lawyer, Counsel, Bennet Jones LLP June, 2006 to present; prior: 1993 to 2006, served as a cabinet minister in various portfolios with the Canadian government, most recently as Deputy Prime Minister of Canada from 2003 to 2006.	December 2006

A. NEIL McMILLAN (2, 3, 4) Saskatoon, Saskatchewan, Canada	President and Chief Executive Officer, Claude Resources Inc. March 1, 2004 to present; prior: 1996 to March 1, 2004 President of Claude Resources Inc.	2001

ROBERT W. PETERSON (3, 4, 5) Regina, Saskatchewan, Canada	Member of the Senate of Canada 2005 to present and President and Chief Operating Officer Denro Holdings Ltd. 1994 to present.	1994

VICTOR J. ZALESCHUK (2, 5, 6, 7) Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1, 1997 to June 1, 2001.	2001

(1)	Each director will hold office until the next annual meeting unless such director’s office is earlier vacated in accordance with the corporate law requirements applicable to the Company from time to time.

(2)	Member of the reserves oversight committee.

(3)	Member of the audit committee.

(4)	Member of the safety, health and environment committee.

(5)	Member of the human resources and compensation committee.

(6)	Member of the nominating, corporate governance and risk committee.

(7)	Mr. Clappison was appointed audit committee financial expert to replace Mr. Zaleschuk on February 23, 2006.

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Officers
Name, Office held in	Principal Occupation or Employment
Corporation and Municipality of Residence	for Past Five Years
VICTOR J. ZALESCHUK Chair, Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1997 to June 2001.

GERALD W. GRANDEY President and Chief Executive Officer, Saskatoon, Saskatchewan, Canada	Assumed current position 2003; prior: President, 2000-2002; Executive Vice-President 1997-2000.

TERRY V. ROGERS Senior Vice-President, Saskatoon, Saskatchewan, Canada	Assumed current position January 2007; prior Senior Vice-President and Chief Operating Officer February 2003 to December 2006; President Kumtor Operating Company, Kyrgyz Republic 1999 — 2003.

TIMOTHY S. GITZEL Senior Vice-President and Chief Operating Officer, Saskatoon, Saskatchewan, Canada	Assumed current position January 2007; prior: Executive Vice-President, mining business unit, AREVA June 2004 to January 2007; President and Chief Executive Officer, Cogema Resources Inc. September 2001 to June 2004.

GEORGE B. ASSIE Senior Vice-President, Marketing and Business Development, Saskatoon, Saskatchewan, Canada	Assumed current position January 2003; prior: President Cameco Inc., Eden Prairie, Minnesota 1999 - 2002.

O. KIM GOHEEN Senior Vice-President and Chief Financial Officer, Saskatoon, Saskatchewan, Canada	Assumed current position August 2004; prior Vice-President & Treasurer May 1999 to August 2004.

RITA M. MIRWALD Senior Vice-President, Corporate Services, Saskatoon, Saskatchewan, Canada	Assumed current position April 1997.

GARY M.S. CHAD Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary, Saskatoon, Saskatchewan, Canada	Assumed current position January 2000; prior: Senior General Counsel and Secretary 1990-1999.
To the knowledge of the Company, the number of common shares of Cameco which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at March 26, 2007, was 2,652,957, representing 0.75 % of the outstanding common shares of Cameco .
To the knowledge of the Company, the number of common shares of Centerra which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at March 26, 2007, was 62,520, representing 0.03 % of the outstanding common shares of Centerra.

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AUDIT COMMITTEE
     Audit Committee Charter
A copy of the audit committee charter is attached as Appendix “A” and is also available on the Company’s website www.cameco.com under “Governance”.
     Composition of the Audit Committee
The members of the audit committee are Nancy Hopkins (chair), Oyvind Hushovd, George Ivany, Neil McMillan, Robert Peterson and John Clappison. Mr. Clappison replaced Mr. Zaleschuk as a member of the committee on February 23, 2006. Each member of the committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators.
     Relevant Education and Experience
John Clappison, a corporate director, is the former managing partner of the Toronto office of PricewaterhouseCoopers LLP. He currently serves on a number of boards of publicly traded companies, a board of one the public company’s subsidiaries, the boards of other private and not-for-profit organizations. Mr. Clappison is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clappison was also appointed as the audit committee financial expert to replace Mr. Zaleschuk on February 23, 2006.
Nancy Hopkins is a partner with the law firm of McDougall Gauley, LLP in Saskatoon where she concentrates her practice on corporate and commercial law and taxation. She currently serves on a number of boards. She formerly served on the board of the Canadian Institute of Chartered Accountants. Ms. Hopkins has a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Saskatchewan. Ms. Hopkins chairs the Audit Committee.
Oyvind Hushovd, a corporate director, is the former Chair and Chief Executive Officer of Gabriel Resources Ltd., a Canadian-based precious metals exploration and development company, retiring in 2005. Prior to that he was the President and Chief Executive Officer of Falconbridge Limited from 1996 to 2002. He currently serves on a number of boards of publicly traded companies. Mr. Hushovd received a Master of Economics and Business Administration from the Norwegian School of Business and a Master of Law from the University of Oslo.
George Ivany, a corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in Chemistry and Physics and a diploma in education from Memorial University of Newfoundland. He received a Master of Arts degree in Physics Education from the Teachers College, Columbia University and a Ph.D. in Secondary Education from the University of Alberta.
Neil McMillan is the President and Chief Executive Officer of Claude Resources Inc., a gold mining and oil and gas producing company based in Saskatoon, Saskatchewan. He currently serves on a number of boards of publicly traded companies and previously sat on the board of Atomic Energy Canada Ltd. Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan.
Robert Peterson, Senator, is a member of the Senate of Canada, having been appointed in 2005. He is also the President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.

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     Fees Paid to External Auditors
Fees paid to the external auditors during the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Audit fees:
Cameco and Canadian joint ventures	$834,000	$389,000
Cameco – securities	—	100,000
Centerra and other subsidiaries	895,200	574,800

	$1,729,200	$1,063,800

Audit – related fees:
Bruce Power Reorganization	$—	$70,000
SOX 404 Scoping Project	90,000	35,000
Translation services	—	10,000
Pensions and other	8,500	7,500
Zircatec — Specified Procedures	50,000	—

	$148,500	$122,500

Tax:
Compliance	$167,500	$160,400
Planning and advice	51,700	36,400

	$219,200	$196,800

All other fees:
	—	—

Total	$2,096,900	$1,383,100

     External Audit Pre-Approval Practices
As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service is which to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, a member of the audit committee as designated by the audit committee. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.
MATERIAL CONTRACTS
The only contracts entered into by the Company since January 1, 2002 that are material and not entered into in the ordinary course of business are the following:
(a) On September 11, 2003, Cameco entered into an underwriting agreement with RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets and HSBC Securities (Canada) Inc. in connection with the issuance on October 1, 2003 of $230 million principal amount of 5% Convertible Debentures due in 2013. For more details on the Convertible Debentures, see “Description of Securities-5% Convertible Subordinated Debentures.”
(b) On September 25, 2003, Cameco entered into a Trust Indenture with CIBC Mellon Trust Company in connection with the issuance on October 1, 2003 of $230 million principal amount of 5% Convertible Debentures due in 2013. This

115	2006 Cameco Annual Information Form

Trust Indenture sets out the terms and conditions pertaining to the Convertible Debentures. For more details on the Convertible Debentures, see “Description of Securities-5% Convertible Subordinated Debentures.”
(c) On September 1, 2005, Cameco entered into an underwriting agreement with RBC Dominion Securities Inc. and Scotia Capital Inc. in connection with the issuance on September 15, 2005 of $300 million principal amount of 4.7% unsecured debentures due in 2015. For more details on these debentures, see “Description of Securities-Rating of Securities.”
(d) On September 16, 2005, Cameco entered into the Third Supplemental Indenture with CIBC Mellon Trust Company in connection with the issuance on September 15, 2005 of $300 million principal amount of 4.7% unsecured debentures due in 2015. This Third Supplemental Indenture, together with the July 12, 1999 original indenture, sets out the terms and conditions pertaining to the $300 million principal amount of 4.7% unsecured debentures due in 2015. For more details on these debentures, see “Description of Securities-Rating of Securities.”
(e) On December 2, 2005, Cameco entered into an agreement to acquire a 100% interest in Zircatec, a Canadian manufacturer of nuclear fuel bundles. The purchase was completed on February 1, 2006 at a purchase price of $109million. For more details on this purchase, see “Uranium Fuel Conversion Services-Operations.”
INTEREST OF EXPERTS
Name of Experts
The Company’s auditor is KPMG LLP, independent chartered accountants, who have audited the Company’s 2006 Consolidated Financial Statements, which are incorporated herein by reference.
The qualified persons, as defined by National Instrument 43-101, who have prepared or supervised the Company’s uranium reserve and resources estimates as at December 31, 2006 are named above at Uranium Concentrates Business – Reserves and Resources. All of the qualified persons are employees of Cameco/or its subsidiaries.
The qualified person, as defined by National Instrument 43-101, who has prepared or supervised the Company’s gold reserve and resources estimates as at December 31, 2006 is named above at Centerra Gold Inc. – Reserves and Resources. This qualified person is an employee of Centerra, a subsidiary of Cameco.
Interest of Experts
To the knowledge of the Company, the persons or company named or referred above under “Name of Experts” beneficially owns, directly or indirectly, less than 1% or more of any class of the Company’s outstanding securities.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company’s name at www.sedar.com. Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cameco securities, if any, and securities authorized for issuance under equity compensation plans can be found in Cameco’s April 13, 2006 Management Proxy Circular for its May 2006 annual and special meeting of shareholders and will found in Cameco’s Management Proxy Circular for its May 2007 annual and special meeting of shareholders that is expected to be available in April 2007. Such additional financial information is provided in the Company’s consolidated financial statements for the fiscal year-ended December 31, 2006 and the Company’s management’s discussion and analysis relating to the same, which are incorporated herein by reference.

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Appendix “A”
AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
MANDATE
PURPOSE
The primary purpose of the audit committee (committee) is to assist the board of directors (board) in fulfilling its oversight responsibilities for (a) the accounting and financial reporting processes, (b) the internal controls, (c) the external auditors, including performance, qualifications, independence, and their audit of the corporation’s financial statements, (d) the performance of the corporation’s internal audit function, (e) risk management of financial risks as delegated by the board, (f) the corporation’s process for monitoring compliance with laws and regulations (other than environmental and safety laws) and its code of conduct and ethics, and (g) prevention and detection of fraudulent activities. The committee shall also prepare such reports as required to be prepared by it by applicable securities laws.
In addition, the committee provides an avenue for communication between each of the internal auditor, the external auditors, management, and the board. The committee shall have a clear understanding with the external auditors that they must maintain an open and transparent relationship with the committee and that the ultimate accountability of the external auditors is to the board and the committee, as representatives of the shareholders. The committee, in its capacity as a committee of the board, subject to the requirements of applicable law, is directly responsible for the appointment, compensation, retention, and oversight of the external auditors.
The committee has the authority to communicate directly with the external auditors and internal auditor.
The committee shall make regular reports to the board concerning its activities and in particular shall review with the board any issues that arise with respect to the quality or integrity of the corporation’s financial statements, the performance and independence of the external auditors, the performance of the corporation’s internal audit function, or the corporation’s process for monitoring compliance with laws and regulations other than environmental and safety laws.
COMPOSITION
The board shall appoint annually, from among its members, a committee and its chair. The committee shall consist of at least three and not more than six members and shall not include any director employed by the corporation.
Each committee member will be independent pursuant to the standards for independence adopted by the board.
Each committee member shall be financially literate with at least one member having accounting or related financial expertise, using the terms defined as follows:
“Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the corporation’s financial statements; and
“Accounting or related financial expertise” means the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
In addition, where possible, at least one member of the committee shall qualify as an “audit committee financial expert” within the meaning of applicable securities law.
Members of the committee may not serve on the audit committees of more than two additional public companies without the approval of the board.

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MEETINGS
The committee will meet at least four times annually and as many additional times as the committee deems necessary to carry out its duties effectively. The committee will meet separately in private with the external auditors, the internal auditor and management at each regularly scheduled meeting.
A majority of the members of the committee shall constitute a quorum. No business may be transacted by the committee except at a meeting of its members at which a quorum of the committee is present.
The committee may invite such officers, directors and employees of the corporation as it may see fit from time to time to attend at meetings of the committee and assist thereat in the discussion and consideration of any matter.
A meeting of the committee may be convened by the chair of the committee, a member of the committee, the external auditors, the internal auditor, the chief executive officer or the chief financial officer. The secretary, who shall be appointed by the committee, shall, upon direction of any of the foregoing, arrange a meeting of the committee. The committee shall report to the board in a timely manner with respect to each of its meetings.
DUTIES AND RESPONSIBILITIES
To carry out its oversight responsibilities, the committee shall:
Financial Reporting Process
1.	Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.
2.	Consider any matter required to be communicated to the committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the corporation; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.
3.	Require the external auditors to present and discuss with the committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.
4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements, (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law, (c) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement, and (d) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the corporation.
5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.
6.	Review with management and the external auditors (a) any off-balance sheet financing mechanisms being used by the corporation and their effect on the corporation’s financial statements and (b) the effect of regulatory and accounting initiatives on the corporation’s financial statements, including the potential impact of proposed initiatives.

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7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.
8.	Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.
9.	Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.
10.	Review and discuss with management and the external auditors the audited annual financial statements and related management discussion and analysis, make recommendations to the board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that the reconciliation of the audited financial statements to U.S. GAAP complies with the requirements of U.S. securities laws.
11.	Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management discussion and analysis and make recommendations to the board with respect to the approval thereof, before being released to the public.
12.	Obtain confirmation from the chief executive officer and the chief financial officer (and considering the external auditors’ comments, if any, thereon) to their knowledge:
(a)	that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings; and

(b)	that the interim financial statements, together with any financial information included in the interim MD&A, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.
13.	Review earnings press releases, before being released to the public. Discuss the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro-forma” or “adjusted” Non-GAAP, information).
14.	Review any news release, before being released to the public, containing earnings guidance or financial information based upon the corporation’s financial statements prior to the release of such statements.
15.	Review the appointment of the chief financial officer and have the chief financial officer report to the committee on the qualifications of new key financial executives involved in the financial reporting process.
16.	Consult with the human resources and compensation committee on the succession plan for the chief financial officer and controller. Review the succession plans in respect of the chief financial officer and controller.
Internal Controls
1.	Receive from management a statement of the corporation’s system of internal controls over accounting and financial reporting.
2.	Consider and review with management, the internal auditor and the external auditors, the adequacy and effectiveness of internal controls over accounting and financial reporting within the corporation and any proposed significant changes in them.

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3.	Consider and discuss the scope of the internal auditors and external auditors review of the corporation’s internal controls, and obtain reports on significant findings and recommendations, together with management responses.
4.	Discuss, as appropriate, with management, the external auditors and the internal auditor, any major issues as to the adequacy of the corporation’s internal controls and any special audit steps in light of material internal control deficiencies.
5.	Review annually the disclosure controls and procedures, including (a) the certification timetable and related process and (b) the procedures that are in place for the review of corporation’s disclosure of financial information extracted from corporation’s financial statements and the adequacy of such procedures. Receive confirmation from the chief executive officer and the chief financial officer of the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the corporation’s ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves management or other employees who have a significant role in the corporation’s internal control over financial reporting. In addition, receive confirmation from the chief executive officer and the chief financial officer that they are prepared to sign the annual and quarterly certificates required by applicable securities law.
6.	Review management’s annual report on the assessment of the effectiveness of the corporation’s internal control over financial reporting and the external auditor’s report thereon.
7.	Receive a report, at least annually, from the reserves oversight committee of the board on the corporation’s mineral reserves.
External Auditors
(i) External Auditors’ Qualifications and Selection
1.	Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the external auditors, who must be registered with agencies mandated by applicable law. The committee shall be entitled to adequate funding from the corporation for the purpose of compensating the external auditors for completing an audit and audit report.
2.	Instruct the external auditors that:
(a)	they are ultimately accountable to the board and the committee, as representatives of shareholders; and

(b)	they must report directly to the committee.
3.	Ensure that the external auditors have direct and open communication with the committee and that the external auditors meet regularly with the committee without the presence of management to discuss any matters that the committee or the external auditors believe should be discussed privately.
4.	Evaluate the external auditors’ qualifications, performance, and independence. As part of that evaluation:
(a)	at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external auditors and the corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law; and

(b)	annually review and confirm with management and the external auditors the independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for

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implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

(c)	annually review and evaluate senior members of the external audit team, including their expertise and qualifications. In making this evaluation, the audit committee should consider the opinions of management and the internal auditor.
Conclusions on the independence of the external auditors should be reported to the board.
5.	Review and approve the corporation’s policies for the corporation’s hiring of employees and former employees of the external auditors. Such policies shall include, at minimum, a one-year hiring “cooling off” period.
(ii) Other Matters
6.	Meet with the external auditors to review and approve the annual audit plan of the corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors shall report to the committee all significant changes to the approved audit plan.
7.	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.
8.	Review and pre-approve all audit and non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to pre-approve any audit or non-audit service engagement fees and terms. At the next committee meeting, the chair shall report to the committee any such pre-approval given. Establish and adopt procedures for such matters.
Internal Auditor
1. Review and approve the appointment or removal of the internal auditor.
2.	Review and discuss with the external auditors, management, and internal auditor the responsibilities, budget and staffing of the corporation’s internal audit function.
3.	Review and approve the mandate for the internal auditor and the scope of annual work planned by the internal auditor, to receive summary reports of internal audit findings, management’s response thereto, and reports on any subsequent follow-up to any identified weakness.
4.	Ensure that the internal auditor has direct and open communication with the committee and that the internal auditor meets regularly with the committee without the presence of management to discuss any matters that the committee or the internal auditor believe should be discussed privately, such as problems or difficulties which were encountered in the course of internal audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management.
5.	Review and discuss with the internal auditor and management the internal auditor’s ongoing assessments of the corporation’s business processes and system of internal controls.
6.	Review the effectiveness of the internal audit function, including staffing, organizational structure and qualifications of the internal auditor and staff.

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Compliance
1.	Monitor compliance by the corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.
2.	The receipt of regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the safety, health and environmental committee of the board. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.
3.	Establish and oversee the procedures in the code of conduct and ethics policy to address:
(a)	the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal accounting or auditing matters; and

(b)	confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters.
Receive periodically a summary report from the senior vice-president law, regulatory affairs and corporate secretary on such matters as required by the code of conduct and ethics policy.
4.	Monitor management’s implementation of the code of conduct and ethics policy and the international business conduct policy and review compliance therewith by, among other things, obtaining an annual report summarising statements of compliance by employees pursuant to such policies and reviewing the findings of any investigations of non-compliance. Periodically review the adequacy and appropriateness of such policies and make recommendations to the board thereon.
5.	Monitor management’s implementation of the anti-fraud policy; and review compliance therewith by, among other things, receiving reports from management on:
(a)	any investigations of fraudulent activity;

(b)	monitoring activities in relation to fraud risks and controls; and

(c)	assessments of fraud risk.
Periodically review the adequacy and appropriateness of the anti-fraud policy and make recommendations to the board thereon.
6.	Review all proposed related party transactions and situations involving a director’s, senior officer’s or an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to review all such transactions and situations. At the next committee meeting, the chair shall report to the results of such review. Ensure that political and charitable donations conform with policies and budgets approved by the board.
7.	Monitor management of hedging, debt and credit, make recommendations to the board respecting policies for management of such risks, and review the corporation’s compliance therewith.
8. Approve the expenses submitted for reimbursement by the chief executive officer.

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ORGANIZATIONAL MATTERS
1.	The procedures governing the committee shall, except as otherwise provided for herein, be those applicable to the board as set forth in Part 7 of the General Bylaws of the corporation.
2.	The members and the chair of the committee shall be entitled to receive remuneration for acting in such capacity as the board may from time to time determine.
3.	The committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to:
(a)	to select, retain, terminate, set and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate; and

(b)	to obtain appropriate funding to pay, or approve the payment of, such approved fees;
without seeking approval of the board or management
4.	Any member of the committee may be removed or replaced at any time by the board and shall cease to be a member of the committee upon ceasing to be a director. The board may fill vacancies on the committee by appointment from among its members. If and whenever a vacancy shall exist on the committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the foregoing, each member of the committee shall remain as such until the next annual meeting of shareholders after that member’s election.
5.	The committee shall annually review and assess the adequacy of its mandate and recommend any proposed changes to the nominating, corporate governance and risk committee for recommendation to the board for approval.
6.	The committee shall participate in an annual performance evaluation by the nominating, corporate governance and risk committee, the results of which will be reviewed by the board.
7.	The committee shall perform any other activities consistent with this mandate, the corporation’s governing laws and the regulations of stock exchanges, as the committee or the board deems necessary or appropriate.

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